**SEC File No. 1-12838**

**FORM 6-K**
**REPORT OF FOREIGN PRIVATE ISSUER**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE
7-31-02

For the month of July, 2002



BEMA GOLD CORPORATION
(Translation of Registrant's name into English)

1138 Melville Street, 18th Floor

Vancouver, BC, V6E 4S3 Canada
(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F ✓



[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEMA GOLD CORPORATION
(Registrant)

By: ______________________
(Signature)

Roger Richer, Vice President, Administration,

Secretary and General Counsel
(Name and Title of Signing Officer)

Date: August 19, 2002

# BEMA GOLD CORPORATION

## News Release

**Bema Arranges CDN$3 Million Flow Through Private Placement/Plans to List on The London Stock Exchange**

July 11, 2002 FOR IMMEDIATE RELEASE

Bema Gold Corporation ("Bema") is pleased to announce that it has arranged a brokered flow-through private placement with Canaccord Capital Corporation, Haywood Securities Inc., Sprott Securities Inc. and Dundee Securities Corporation. Bema will issue 1,304,348 flow through shares at $2.30 for gross proceeds of CDN$ 3 million. Proceeds from this financing will be used for exploration at the high-grade Monument Bay gold property in northeastern Manitoba. For more information on the planned exploration program please refer to the news release dated July 9, 2002.

Bema is also pleased to announce that the Company is seeking admission to AIM on the London Stock Exchange. Canaccord Capital Corporation (Europe) has been appointed as the Nominated Advisor and broker for the flotation of the Company's shares on AIM. It is expected that the common shares of Bema will commence trading on the London Stock Exchange in the fourth quarter of 2002. The Company believes that the London listing will be of benefit to its many European shareholders and will enhance Bema's exposure to European institutions and financing opportunities.

**On behalf of BEMA GOLD CORPORATION**

"Clive T. Johnson"
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

*The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.*

*Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.*

BEMA GOLD CORPORATION

**News Release**

**Production Results from the Julietta Mine**
**New Veins Discovered at Julietta**
**High Grade Resource Identified at Monument Bay**

July 9, 2002 **FOR IMMEDIATE RELEASE**

Bema Gold Corporation ("Bema" or "The Company") is pleased to announce an update in the affairs of the Company. The Julietta Mine has recorded its most successful month of gold and silver production to date. Underground drilling at the mine has discovered two new high grade gold and silver veins and extended an existing vein. At the Monument Bay property in Manitoba exploration drilling has extended the Twin B zone and an initial inferred resource has been calculated.

**Julietta Mine, Russia**

Gold and silver production at the Julietta Mine continues to improve. During the month of June, Julietta produced 13,409 ounces of gold, 151,212 ounces of silver and processed an average of 430 tonnes of ore per day. The improved June production figures are a result of the mill modifications identified during the mine startup which were carried out in April and May. In the first four years of production, Julietta is projected to process an average of 400 tonnes of ore per day and produce an average of 100,000 ounces of gold and 1.7 million ounces of silver per year.

Since September 2001, 32 underground drill holes totaling 5155 metres have been completed at the Julietta Mine in far-east Russia. The drilling, which was targeted at further defining the V-1 vein reserve, has extended the V-2 vein and discovered two new veins, the V-1B hanging wall (HW) and the V-1B foot wall (FW). These new veins and the V-2 extension do not currently form part of the Julietta reserves or resources. A summary of the results are listed below:

| Hole # | Vein | From (m) | To (m) | Length (m) | Gold g/t | Silver g/t |
|---|---|---|---|---|---|---|
| UG-006 | V-2 | 56.30 | 62.60 | 6.30 | 25.74 | 68.85 |
| UG-007 | V-1B-FW | 30.60 | 33.60 | 3.00 | 11.71 | 43.51 |
| | V-2 | 65.50 | 67.80 | 2.30 | 8.01 | 55.43 |
| UG-011 | V-1B-HW | 14.20 | 15.10 | 0.90 | 15.08 | 30.92 |
| UG-012 | V1-B-HW | 9.70 | 11.90 | 2.20 | 12.51 | 70.55 |
| UG-013 | V1-B-HW | 17.80 | 21.50 | 3.70 | 20.40 | 79.78 |
| UG-014 | V1-B-HW | 16.00 | 17.40 | 1.40 | 28.29 | 60.61 |
| UG-015 | V-1B-FW | 22.80 | 24.80 | 2.00 | 36.71 | 54.80 |
| | V-2 | 54.90 | 55.40 | 0.50 | 19.30 | 35.50 |
| UG-016 | V-1B-FW | 22.60 | 24.80 | 2.20 | 72.20 | 52.60 |
| UG-017 | V-2 | 60.90 | 61.60 | 0.70 | 22.40 | 39.20 |
| UG-027 | V-1B | 37.80 | 38.70 | 0.90 | 15.50 | 248.10 |
| | V-1B | 39.30 | 40.50 | 1.20 | 13.10 | 74.30 |
| UG-028 | V-1B | 49.00 | 50.80 | 1.80 | 19.40 | 279.60 |
| UG-029 | V-1B | 54.00 | 56.20 | 2.20 | 21.20 | 12.41 |
| UG-030 | V-1B | 66.20 | 66.60 | 0.40 | 12.60 | 21.00 |
| UG-032 | V-1B-HW | 39.90 | 42.0 | 2.10 | 11.51 | 225.55 |
| | V-1B-FW | 33.80 | 36.1 | 2.30 | 22.50 | 57.46 |
| UG-033 | V-1B-HW | 33.80 | 36.60 | 2.80 | 13.41 | 51.63 |
| UG-35 | V-1B-HW | 33.80 | 35.40 | 1.60 | 12.59 | 219.16 |
| | V-1B-HW | 39.90 | 42.0 | 2.10 | 11.51 | 225.55 |

These results indicate high grade mineralization within the newly discovered V-1B HW and FW veins as well as the extension of V-2 vein. The V-2 extension and the two new veins are adjacent to the V-1 vein and are accessible from current underground workings. Underground drilling is continuing and a new resource estimate will be completed on these veins when drilling is further advanced. The mineralization remains open down-dip and along strike. All assaying for the underground drilling is being conducted at the Julietta Mine assay lab. Standards and duplicates are being inserted in the Mine lab.

In May 2002, Bema commenced a 9500 metre surface drill program at the Julietta Mine that will continue throughout the summer. The program will be used to test the V-1 vein at depth and convert some of the inferred resources from other veins to measured and indicated. In addition drilling will be carried out to further test the numerous resource veins that remain open along strike and to depth.

The newly discovered veins as well and the current reserve and resource veins are located on a 1 by 2 square kilometre section of the 225 square kilometre Julietta Mine license. Several high grade surface samples have been taken throughout the license and Bema has commenced a major trenching program to test these targets which are up to 6 kilometres from the mine facilities.

**Monument Bay, Manitoba**

Bema is pleased to announce that the winter drilling program on the Monument Bay property has succeeded in extending and further defining the high grade Twin B zone where the Company has outlined an initial inferred resource of 500,600 tonnes with an average grade of 18.3 grams per tonne containing approximately 300,000 ounces of gold.

A significant portion of the drill program was focused on defining the strike and plunge of the Twin B zone. The drill results indicate that the zone plunges 25 degrees to the east, much shallower that originally expected, and remains open to the east and for 100 metres to the west.

The resource was calculated using 50 meter radius polygons on an inclined two-dimension long-section with a cut off grade of 8 grams per tonne and a minimum width of 1 metre. High gold assays were cut to 90 g/t. The data was derived from Bema's recent drill program of 19 diamond drill holes totaling 5,540 metres along with previous drill results from Noranda Inc. and Wolfden Resources Inc. Samples of the results used in this resource calculation are as follows:

| Company | Hole # | From | To | Length/m | Au(g/t) | Zone |
|---|---|---|---|---|---|---|
| Bema | 02-69 | 98.75 | 101.10 | 2.35 | 31.03 | Twin B |
| Bema | 02-75 | 106.3 | 106.50 | 0.20 | 63.15 | Twin B |
| Bema | 02-82 | 87.5 | 88.05 | 0.55 | 14.94 | Twin B |
| Bema | 02-83 | 76 | 77.00 | 1.00 | 12.47 | Twin B |
| Bema | | 84.2 | 85.00 | 0.80 | 13.01 | Twin B |
| Bema | 02-84 | 70.6 | 71.10 | 0.50 | 20.8 | Twin B |
| Bema | 02-85 | 75.7 | 76.70 | 1.00 | 9.44 | Twin B |
| Wolfden | TL-0001 | 114.9 | 119.10 | 4.20 | 29.97 | Twin B |
| Wolfden | TL-0004 | 157.15 | 158.95 | 1.80 | 36.84 | Twin B |
| Wolfden | TL-0005 | 228.5 | 231.55 | 3.05 | 13.92 | Twin B |
| Wolfden | TL-0006 | 159 | 162.20 | 3.20 | 13.68 | Twin B |
| Noranda | 89-09 | 203.8 | 206.30 | 2.50 | 20.79 | Twin B |
| Noranda | 89-11 | 204.5 | 206.60 | 2.10 | 24.16 | Twin B |
| Noranda | 89-12 | 218.8 | 219.80 | 1.00 | 18.2 | Twin B |
| Noranda | 90-16 | 325.2 | 326.20 | 1.00 | 51.1 | Twin B |

Based on these results, drilling is scheduled to recommence on the Twin B zone in the third or fourth quarter of 2002 with a goal of further increasing the current resource.

Historical drilling has also outlined two additional high grade zones, Seeber River A and B, which Bema plans to drill in the next phase of drilling. A second ore shoot, located on the Seeber B zone, may extend east to 200 meters below the Twin B zone.

In addition, Bema is commencing a multi-staged exploration/drill program in early July which will include mapping and geochem sampling throughout the entire property. The objective of the program is to locate other targets on the 25 km shear zone that can be drilled in the late summer or fall 2002. Bema believes there is excellent potential to locate additional high-grade zones along the 25 km of strike length on the Monument Bay property.

Bema has an option agreement with Wolfden to earn up to 70% of the Monument Bay property located approximately 350 miles northeast of Winnipeg, Manitoba.

Resource estimates were prepared by Bema in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Tom Garagan, P Geo. VP Exploration for Bema Gold Corporation.

**On behalf of BEMA GOLD CORPORATION**

**"Clive T. Johnson"**
Chairman, C.E.O., & President

For more information on Bema Gold, the remaining drill results, collar coordinates, azimuth and the QAQC program please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855.

*Inferred resources are not reserves; they do not have demonstrated economic viability. Inferred resources do not address mining techniques, mining dilution and losses and metallurgic recoveries. There is no certainty that these inferred resources will be converted into measured or indicated resources through additional drilling or into mineral reserves once economic parameters are applied.*

*The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.*

*Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.*

# 2001

# BEMA GOLD







Julietta Mine
RUSSIA

Monument Bay
CANADA

Refugio
Cerro Casale
CHILE



# EXPLORATION POTENTIAL

## 2001 Accomplishments

- Commenced production at Julietta in September, two months ahead of schedule
- Declared commercial production at Julietta in December with improved grades
- Exceeded projected production at Refugio
- Obtained approval of the Environmental Impact Study at Cerro Casale
- Commenced exploration drilling at the newly acquired high grade Monument Bay Property in Manitoba
- Raised approximately CDN$ 9.5 million through equity financing
- Reduced Refugio debt by over US$ 8 million

## 2002 Objectives

- Achieve mechanical completion at Julietta Mine
- Drill Julietta to convert resources into reserves and further test the property's ultimate potential
- Outline a resource at Monument Bay through diamond drilling
- Utilize strategic advantage in Russia to acquire additional high grade projects
- Reopen the Refugio Mine if gold prices continue to improve



# To our Shareholders

I am pleased to report that, following a number of difficult years, 2001 was a very successful year for your company. We succeeded in our major objectives of transforming Bema into a low cost gold producer, improving the Company's financial position and retaining our extraordinary leverage to the gold price.

2001 will be seen as the turnaround year for Bema. At a time when there is a renewed interest in gold, we believe the Company is uniquely positioned for future growth.

## Low Cost Gold Production

In response to years of weak and declining gold prices, Bema set out to become a low cost gold producer to ensure the Company's future viability, even at the bottom of the gold price cycle. One of our greatest accomplishments in 2001 was the completion of the construction of the Julietta Mine, over two months ahead of schedule. This high grade mine establishes Bema as a low cost gold producer, providing the Company with strong cash flows for many years to come regardless of the gold price.

We will continue to aggressively pursue the acquisition and development of low cost mines to further grow Bema as a low cost producer.

## Leverage to Gold

Based on our belief in the gold cycle, our strategy included maintaining the impressive gold resource base we have in projects such as Refugio and Cerro Casale. As gold prices rise, these resources become reserves and, ultimately, mines. Bema will enjoy dramatic production growth and a revaluation of the Company as the gold price returns to historic averages.



Although the Company's 50% owned Refugio Mine was placed on care and maintenance at the end of May 2001, primarily due to low gold prices, there were a number of positive developments during the year. While in full operation during the first five months of the year, the mine achieved a significant improvement in production, exceeding projections, due to plant improvements made in 2000. After May 31, residual leaching of ore in the leach pads continued, with the mine recovering significantly more gold than projected. Bema agreed with the decision to place the mine on care and maintenance because we believe gold reserves are too difficult to find to justify mining them at gold prices that provide only break even economics. Refugio is a valuable asset that should resume production when gold prices recover to about the US$325 per ounce level. Upon recommencement of production, the Refugio Mine is projected


**2001** will be seen as
the **turnaround year**
for your company.

## We will continue to aggressively pursue the acquisition and development of projects that will further grow Bema as a low cost producer.

to produce approximately 230,000 ounces of gold annually with operating costs of US$220 per ounce.

Cerro Casale is one of the largest undeveloped gold-copper deposits in the world. Bema's 24% interest in the deposit represents over six million ounces of gold and 1.5 billion pounds of copper in resources. When gold and copper prices return to historic levels, these ounces become economic reserves.

During 2001, joint venture partner Placer Dome Inc. continued to advance the property, securing water rights and receiving formal Chilean government approval of the Environmental Impact Study. Cerro Casale is ready to be financed and construction commenced when metal prices recover.

### Acquisitions and Exploration

At a time when many gold companies have shifted their focus away from exploration, I am pleased to report that Bema's long held commitment to growth through exploration remains an important part of our corporate strategy. We have kept our highly successful acquisition and exploration team intact and focused on pursuing quality properties.

With the Julietta Mine now in production, we are able to focus more resources on further exploration of the Julietta Property. The property remains largely unexplored and has the potential to host significant additional gold and silver reserves.

Drilling is also underway on the recently acquired Monument Bay Property in Manitoba which has the potential to host a high grade gold deposit.

### Strategic Advantage

The success of the Julietta Mine has given Bema valuable experience and a high profile in Russia. We are recognized as one of the few Western companies to have brought international financing to a Russian project and successfully built a mine, working with local partners. This success has provided Bema with opportunities to evaluate other mineral properties throughout Russia. We intend to utilize this advantage to acquire and develop additional high grade projects in Russia.

### Financial Improvement

Despite a continued weak gold price in 2001, Bema enjoyed a much improved financial position. The Company generated over US$11 million by selling non-core property interests in Venezuela, allowing the Company to pay down the Refugio project loan by a further US$8 million. In December 2001, Bema completed an equity issue that raised CDN$8.1 million.

With our improved cash position and the projected cash flow from the Julietta Mine we see the Company's financial position continuing to improve.

## Looking Forward

At a time when there is renewed interest in gold investments, we believe Bema is uniquely positioned for future growth. Our dual strategies of growing as a low cost producer and maintaining our extraordinary leverage to higher gold prices should ensure our future success.

Our objectives in 2002 and beyond are as follows: to continue drilling at the Julietta Mine to establish additional reserves and explore the ultimate potential of the property; to continue our commitment to growth through acquisition and exploration in Russia and elsewhere; and to work with our joint venture partners on projects like Refugio and Cerro Casale where we have built-in growth as gold prices improve.

We look forward to an exciting and prosperous 2002.

On behalf of the Board of Directors, I would like to thank our shareholders for their patience and support and our employees for their hard work over the past year. On behalf of Management, I would like to thank the Board of Directors for their continued confidence in our executive team. Finally, I would like to personally thank Bema's executive team, without whose perseverance and determination our turnaround in 2001 would not have been possible.

Clive T. Johnson

Chairman, Chief Executive Officer and President



# LOW COST PRODUCTION

## The Julietta Mine is projected to be one of the lowest cost gold mines in the world.

### Julietta Mine, Magadan, Russia

Gold and silver production at the Company's 79% owned Julietta Mine commenced in September 2001, over two months ahead of schedule. Commercial production was achieved in December 2001 and mechanical completion was achieved in March 2002. The mine's recently revised mine development plan projects the underground mine operation to mine and conventionally mill an average of 400 tonnes of ore per day containing an average grade of 24.7 grams of gold and 407.5 grams of silver per tonne over the first four years. Annual production for the first four years of operation is projected to be over 100,000 ounces of gold and approximately 1.7 million ounces of silver at a cash operating cost per ounce of gold, net of silver credits, averaging approximately US$56 per ounce and a total cash cost per ounce of gold, net of silver credits (in each case based on a silver price of US$4.50 per ounce), averaging US$100.

The Julietta Mine has an inferred resource that, subject to additional drilling required to upgrade the resource to a mineable reserve, would add an additional four years to the mine life. There is also potential to add to resources and reserves through exploration of veins that remain open along strike and at depth. Underground drilling commenced in late September 2001 and surface exploration drilling will commence in the summer of 2002 to begin testing the ultimate potential of the Julietta Property.

Overall project costs at the Julietta Mine were approximately US$51.4 million including start-up working capital. The project was financed by a contribution from the Company of US$10.1 million, a US$25 million project loan from Hypo Vereinsbank AG and Standard Bank Limited, a US$10 million loan from the International Finance Corporation (a division of the World Bank) and an overrun protection convertible debenture facility of US$5 million. Management anticipates that the US$35 million project loans will be repaid within 24 months.

Construction of the camp and mill facilities at Julietta was completed under the direction of Orocon Incorporated as general contractor. The mine employed approximately 430 people during construction and now employs 370 people at the mine site and in the City of Magadan. The project has benefited from a highly skilled Russian workforce which makes up 92% of employees.

Key factors in the successful development of the Julietta Mine have been the strong working relationship between Bema and its Russian joint venture partners (21% owners and the original discoverers of Julietta) and the ongoing support of the Magadan Oblast government and the Russian federal administration.

# The Julietta *Mine* transforms Bema into a low cost producer.





# Given our large resource base, Bema is poised for dramatic share price increases in a rising gold market.

**Bema share price vs gold price**



Share Price
US$
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
Gold Price
US$
$325
$300
$275
$250
Sept. 99- European Washington Agreement
Feb. 2000 - Anti Hedging News Release by Newmont
Feb. 2002
Sept. 2001
Gold Price
Bema Share Price
1999
2000
2001
2002


Historically, Bema's share price has been highly sensitive to the price of gold.

**Bema's gold reserves at various gold prices**



8.9 million oz gold
Julietta & Refugio & Cerro Casale
3.1 million oz gold
Julietta & Refugio
580,000 oz gold
Julietta
$300 gold price
$325 gold price
$350 gold price


Bema's reserve base expands dramatically as gold prices move higher.

# When gold prices reach US$325 per ounce, Management believes the Refugio Mine should recommence full production.

## Refugio Mine, Chile

Bema owns 50% of the large open pit heap leach Refugio Mine through the operating company Compania Minera Maricunga ("CMM"). Kinross Gold Corporation owns the remaining 50% of CMM. The Refugio Property is located in Northern Chile and is host to the Verde, Pancho and Guanaco zones. At year-end 2001, the Verde deposit had reserves of 1.4 million ounces of gold. A further 3.6 million ounces of gold in the resource category for the Verde and Pancho deposits gives the Refugio Property potential for significant reserves within a short distance of the existing processing facilities.

The Refugio Mine exceeded design production levels during the first five months of 2001 due to plant modifications and the replacement of the inadequate tertiary crushers. The low gold price throughout 2001 and the requirement for additional capital to build more leach pads in 2001 prompted Bema and Kinross to agree to cease mining at Refugio effective June 1, 2001 and commence residual leaching as the mining activities were placed on a care and maintenance basis. Projected production for 2001 was 122,000 ounces of gold at operating costs of US$243 per ounce. Refugio produced approximately 134,000 ounces of gold at operating cash costs of US$228 per ounce. Residual gold production at Refugio is expected to continue through May 2002, at which time the solution processing plant will be shut down for the winter. Management considers it probable that solution gold grades and flows will justify re-starting the solution processing plant for additional residual gold recovery near the end of 2002 (Chilean spring) and into the first quarter of 2003.



Bema and Kinross have agreed that if the gold price rises to US$325 per ounce then, utilizing the parameters set out in the current Life of Mine Operating Plan, CMM will develop a plan to recommence operations which must meet or exceed certain pre-established criteria. Based on the improvement in the performance of the mine in 2001, Bema's management fully expects the Refugio Mine operations to start up again as gold prices reach and maintain a US$325 level.

During the year, Bema and Kinross continued with formal proceedings to recover funds from the mine construction contractor for numerous design and construction failures. A final decision by the arbitrator is expected by May 15, 2002 and Management expects a significant settlement in favour of the joint venture.

During 2001, Bema renegotiated the Refugio Loan repayment terms with Barclay Bank PLC. US$8 million of the loan was repaid during 2001, leaving US$4 million outstanding by year end.

# Cerro Casale's extensive gold resources will become economic reserves as gold and copper prices move higher.

## Cerro Casale Project, Chile



The Aldebaran Property, located in Northern Chile approximately 30 kilometres south of the Refugio Mine, hosts the world class gold-copper porphyry deposit known as Cerro Casale. The property is held by Compania Minera Casale, a Chilean contractual mining company owned indirectly by Placer Dome Inc. (51%), Arizona Star Resource Corporation (25%) and Bema (24%).

The feasibility study, completed in January 2000 by Placer Dome Technical Services Limited, contemplates a large scale open pit gold-copper mine with mineable proven and probable reserves containing 23 million ounces of gold and six billion pounds of copper. The study was completed using a gold price of US$350 per ounce and a copper price of US$0.95 per pound. Operating cash costs are estimated to be less than US$100 per ounce of gold with total costs estimated at US$203 per ounce of gold (assuming credits for copper at US$0.95 per pound).

In spite of weak gold and copper prices during 2001, Placer continued to advance the Cerro Casale Project, expending over US$5 million on environmental permitting and securing water rights sufficient to build and operate a plant as envisioned in the feasibility study. With the environmental permitting and water rights in hand, the Cerro Casale Project is ready to proceed once metal prices improve sufficiently to attract project financing.

Under the terms of the January 1998 Joint Venture Agreement, Placer Dome Inc., having completed the final feasibility study within the required 24 month period, retains a 51% interest in the Cerro Casale Project by arranging up to US$1.3 billion of financing for mine construction (including a US$200 million equity contribution on behalf of the joint venture partners). The Joint Venture Agreement provides that if the project is not financeable due to low metal prices, financing and construction may be delayed until such time as metal prices recover sufficiently for the project to proceed.





# EXPLORATION POTENTIAL

## There is excellent potential to **increase reserves and resources on the Julietta Property.**

### Julietta Property, Russia

The Julietta Property encompasses 225 square kilometres of mineral licences with excellent exploration potential. The reserves and resources, comprised of 14 quartz sulphide-sulphosalt veins, are located in an area measuring approximately one by two kilometres.

The potential to expand the reserves and resources is excellent as several veins remain open along strike and at depth. In addition, there are several unexplored high grade surface showings throughout the licences. Underground exploration drilling is being carried out on a regular basis with the costs already included in the total operating cash costs. A detailed surface drill program is scheduled for the summer of 2002.

Underground mining and drifting continues to progress ahead of schedule. As of October, assay results from underground drift sampling in a high grade portion of the V-1 vein have returned gold and silver grades higher than those projected in the probable polygonal reserve estimate, based on feasibility diamond drilling. The increase in grade is due to the presence of several higher grade (plus 75 grams per tonne gold) vertically continuous ore shoots that were seldom intersected by the original drilling. In addition, vein widths to date have averaged 15% greater than projected.



During underground development drifting, a new high grade off-shoot of the V-2 vein was discovered at the 785 metre level. The vein, now designated V-2c, was mined for a length of 60 metres and has been up to 4 metres wide with an average grade of 51 grams per tonne gold and 83.5 grams per tonne silver. Underground drilling has started to further define the potential of the vein which is open at depth and along strike. This vein was not included in either the development plan reserves or resources.

# The Monument Bay Property has the potential to host a high grade gold deposit.

## Monument Bay Property, Manitoba





In January 2002, Bema acquired from Wolfden Resources Inc. the option to earn up to a 70% interest in the Monument Bay Property, located approximately 350 miles northeast of Winnipeg, Manitoba. Bema's technical team believes the property has excellent potential to host a high grade gold deposit. The Monument Bay acquisition is consistent with Bema's policy of exploring and developing high grade projects that have the potential to generate strong cash flows at today's mineral prices.

The property is approximately 25 kilometres long by two to four kilometres wide and hosts high grade mineralization within the Stull Lake greenstone belt, similar to the Red Lake district in northern Ontario. Noranda Inc. discovered mineralization on the Monument Bay Property in 1989. Historic drilling by Noranda Inc. and Wolfden Resources Inc. has outlined three high grade zones with intercepts as high as 106 grams per tonne gold over 2.9 metres in hole 91-60 and 83 grams per tonne gold over 2.5 metres in hole 90-31. The most continuous of these zones, the Twin Lakes zone, is currently being tested with a 5,500 metre drill program. Drilling is designed to test the potential extension of high grade ore shoots.

The Manitoba government has been proactive in encouraging mineral development, and programs such as the Mineral Exploration Assistance Program contributed to Bema's decision to pursue the Monument Bay Property. The Mineral Exploration Assistance Program will return 35% of money spent on exploration in northeastern Manitoba, up to CDN$400,000 per year.

# CORPORATE DIRECTORY

DIRECTORS:

Thomas I.A. Allen, Q.C.
Toronto, Canada
Senior Partner, Ogilvy Renault
Appointed to Board - 1998

R. Stuart Angus
Vancouver, Canada
Partner, Fasken Martineau DuMoulin
Appointed to Board – 1992

Erwin J. Haas
Zurich, Switzerland
Principal, EH&P Investments AG
Appointed to Board - 1988

Clive T. Johnson
Vancouver, Canada
Chairman, President and CEO
Bema Gold Corporation
Appointed to Board - 1988

Cole McFarland
Fallbrook, CA, USA
former President and CEO,
Placer Dome U.S.
Appointed to Board - 1998

Eulogio Perez-Cotapos G.
Santiago, Chile
Senior Partner, Cariola Diez
Perez-Cotapos & Cia. Ltda.
Appointed to Board – 1997

Barry D. Rayment
Laguna Beach, California
President, Mining Assets Corporation
Appointed to Board - 1988

Roger Richer
Vancouver, Canada
Corporate Secretary and
General Counsel,
Vice President, Administration,
Bema Gold Corporation
Appointed to Board - 1997

Neil Woodyer
Vancouver, Canada
Managing Director, Endeavour
Financial Corporation
Appointed to Board - 1990

OFFICERS:

Clive T. Johnson
Chairman, President and
Chief Executive Officer

George Johnson
Senior Vice President Operations

Mark A. Corra
Vice President Finance

Tom Garagan
Vice President Exploration

Roger Richer
Corporate Secretary and
General Counsel
Vice President Administration

Dennis Stansbury
Vice President Development
and Production

AUDITORS:

PricewaterhouseCoopers LLP
609 Granville Street
Vancouver, British Columbia
Canada V7Y 1L3

TRANSFER AGENT:

Computershare Trust Company
of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6V 3B9

SHARES LISTED:

The Toronto Stock Exchange
American Stock Exchange
Symbol: BGO

CORPORATE OFFICE:

1138 Melville Street
18th Floor
Vancouver, British Columbia
Canada V6E 4S3
Tel: (604) 681-8371
Fax: (604) 681-6209
Website: www.bemagold.com

Design: Dyann Johnson Design Ltd.

CONSOLIDATED
FINANCIAL
STATEMENTS

# 2001

# BEMA GOLD

(in thousands of United States dollars)
**December 31, 2001**

The following discussion of the operating results and financial position of the Company for each of the years in the three-year period ended December 31, 2001 should be read in conjunction with the Consolidated Financial Statements and related Notes.

## RESULTS OF OPERATIONS

The Company's net loss for the year ended December 31, 2001 was $11.3 million or $0.07 per share compared to a loss of $51.1 million or $0.36 per share in 2000 and a loss of $4 million or $0.03 per share in 1999. Included in the 2001 loss was a write-down of $2.2 million for supplies inventory obsolescence at the Refugio Mine. The Refugio Mine was placed on care and maintenance in June 2001 whereas the Julietta Mine commenced commercial production in December 2001. The loss for 2000 consisted mainly of a $20 million write-down to the carrying value of the Refugio Mine and investment losses of $9.3 million from the sale of Arizona Star Resource Corp. shares and $11.8 million from the sale of the Company's 45% interest in El Callao Mining Corp. In 1999, the loss was mainly attributable to a write-off of $1.8 million of deferred exploration expenditures incurred on a property in Chile and to a one-time charge of $1.5 million relating to the termination of contract mining at the Refugio Mine.

### Gold revenue

Gold revenue in 2001 totalled $21.2 million on sales of 71,523 ounces. The Company's 50% share of the Refugio Mine contributed $20.3 million from 68,503 ounces sold at an average price of $296 per ounce whereas the Company's Julietta Mine, which commenced commercial production on December 1, 2001, contributed 3,020 ounces sold at an average realized price of $312 per ounce. Gold revenue in 2000 totalled $30.6 million (1999 - $35.3 million) from 86,822 ounces (1999 – 87,610 ounces) of gold sold at an average realized price of $353 per ounce (1999 - $402 per ounce). The 34% reduction in revenue from Refugio in 2001 compared to the previous year was due mainly to the lower gold production resulting from the suspension of mining on May 31, 2001 and to a lower average realized gold price. In 2000, the revenue shortfall was mainly the result of the lower gold price realized as the number of ounces sold remained relatively unchanged from 1999.

Included in gold revenue are hedging gains of $2.1 million in 2001, $6.3 million in 2000 and $11 million in 1999. In 2000, the Company also received additional proceeds of $1.7 million from the early termination of gold hedge contracts, of which $947,000 was netted against other operating expenses and the remaining amount of $748,000 was deferred and reflected in gold sales revenue in 2001.

### Operating Costs

During 2001, the Julietta Mine produced 13,112 ounces of gold, of which 6,457 ounces were produced from December 1, 2001 onwards, being the start of commercial production, at an operating cash cost of $112 per ounce of gold and at a total cash cost of $142 per ounce. The Company treats silver produced at the Julietta Mine as a by-product of gold production and as such credits silver revenue against the operating costs of the Julietta Mine. Gold and silver revenue generated prior to commercial production were credited to pre-production costs and totalled, $1.8 million and $254,000 respectively.

The Company's share of the Refugio Mine's gold production in 2001 was 66,973 ounces of gold produced at an operating cash cost of $228 per ounce compared to 84,916 ounces (1999- 89,733 ounces) produced at an operating cash cost of $286 per ounce in 2000 (1999 - $263 per ounce). Total cash cost, which includes royalties, was $234 per ounce in 2001, $292 per ounce in 2000 and $268 per ounce in 1999. Actual gold production at Refugio in 2001 exceeded expectations by 10% as the budget was for the mine to produce 122,000 ounces of gold (the Company's share – 61,000) at an operating cash cost of $243 per ounce.

Mining and crushing operations at the Refugio Mine, which were temporarily shut down in November 2000 due to a dispute with the mine's operator, recommenced on December 16, 2000 when the Company and Kinross Gold Corp. ("Kinross"), the other 50% owner of the Refugio Mine, agreed to a 2001 budget that called for mining to be suspended on May 31, 2001. The budget for 2001 took advantage of the favourable ore leaching conditions that exist during the Chilean summer and reflected changes in throughput and costs based on repairs made to the crushing plant while mining was temporarily suspended. The decision to suspend mining was due to the low gold price, the mine's poor performance in 2000 and the requirement for significant capital to build leach pads in the second quarter of 2001. The joint venture partners agreed to keep the mine on care and maintenance and pending higher gold prices to restart the mine in the future. In June 2001, the transformation from mining to residual leaching proceeded as planned and during the first five months of 2001 the mining and crushing operations met or exceeded all operational goals. This was a direct result of improvements made throughout the mining, crushing and material handling systems during 2000. With the installation of more powerful tertiary crushers, design crush size was consistently achieved for the first time in the project's history and resulted in gold recoveries from the heap that exceeded expectations. Improvements in the ore crush size and throughput was also a factor for the lower operating cash costs at Refugio in 2001. During the first quarter of 2001, the mine averaged 31,700 tonnes of ore per day through the crushing plant, which exceeded the budget by 8%.

The Company and its joint venture partner believe that the construction contractor of the Refugio Mine was grossly negligent in certain areas of mine construction and have filed a claim against Fluor Daniel S.A., Fluor Daniel Wright and their parent company ("Fluor Daniel") for damages and lost profit totalling $103 million. The claim is currently in arbitration with a final decision expected by May 15, 2002.

### Depreciation and depletion

Depreciation cost at $84 per ounce produced in 2001 was relatively unchanged from the $82 per ounce in 2000 (1999 - $69 per ounce). The significant increase in the depreciation cost per ounce in 2000 from 1999 was the result of an adjustment to the remaining recoverable ounces at the Refugio Mine due to the lower gold price.

### Insurance proceeds

The Company's portion of insurance proceeds received by CMM in 2001 was $361,000 relating mainly to the final payment on the denial of access claim. During 2000, the Company's portion of insurance proceeds accrued or received by CMM totalled $3.5 million (1999 - $2.7 million) of which $1.7 million was for the failure of the conveyor motors, $1.5 million for the fill collapse and $300,000 for the failure of the crusher motors. The insurance claims were filed in 1997 and 1998, except for the insurance claim relating to the collapse of the fine ore bin that was filed in 1999.

### Write-down of inventory

During the third quarter of 2001, a provision for supplies inventory obsolescence in the amount of $2.2 million was charged to operations based on an assessment by the Refugio Mine operator of the supplies inventory's net realizable value at the time. This represented a write-down of approximately 70% of the original purchase price of the supplies inventory.

### Other

In 2001, leased mining equipment at the Refugio Mine was returned to vendors and the lease contracts terminated resulting in the elimination of any further financial obligations under these leases. Approximately $834,000 of costs relating to the early termination of lease contracts and $346,000 of reclamation costs was charged to operations during the year, offset by $335,000 in other income from gains on gold contracts which ceased to be eligible for hedge accounting. In 2000, the Company realized $947,000 from the early termination of gold hedge contracts which was offset by $425,000 (1999 - $449,000) of Refugio Mine reclamation costs. Reclamation costs at Refugio are being accrued at a rate of $5 per ounce of gold produced, based on a 1997 reclamation study.

In 1999, the decision was made by CMM to terminate the remaining two years of its contract with the mine contractor in favour of self-mining at a cost of $1.5 million, being the Company's share. The agreement with the mine contractor was considered to be too restrictive and did not allow for mining flexibility. By going to self-mining, CMM was able to alter the mine plan to reduce the strip ratio and therefore improve the economics through a reduction in cash operating costs.

## Other Expenses (Income)

### General and administrative

The decrease in general and administrative expenses in 2001 was mainly due to senior management agreeing to a 10% to 15% salary reduction. In 2000, as part of the Company's on-going cost cutting measures, the Company relocated its head office premises to smaller premises whereas the decrease in 1999 was primarily the result of a reduction in head office personnel.

### Interest on long-term debt

Interest expense in 2001 was $1.2 million compared to $1.8 million in 2000 and $2.1 million in 1999; the decreases in interest expense are due primarily to the reduction in the average principal balance outstanding on the Barclays loan. Included in the 2001 interest expense is $305,400 relating to the Julietta project loans. Prior to the start of commercial production, interest expense on the Julietta project loans was capitalized to mine development and pre-production costs.

### Amortization of deferred financing costs

Amortization of deferred financing costs totalled $2.2 million in 2001, of which $2.1 million related to the Refugio loan and $131,000 related to the Julietta project loans. The increase in amortization expense in 2001 was due to the acceleration of the scheduled Refugio loan repayments that were renegotiated in 2000. Approximately $1.3 million of deferred financing costs relating to the Julietta loans was amortized and capitalized (2000 - $420,000) to mine development and pre-production costs in 2001 prior to the start of commercial production at the Julietta Mine.

### General exploration

General exploration expense in 2001 remained at a reduced level, as in 2000 and 1999. The Company has since 1999 significantly reduced its grass roots exploration effort as a result of a persistently depressed metal market.

### Other

In 2001, the Company recorded a write-down of Refundable Chilean value added tax of $490,000 based on its net realizable value, a foreign exchange loss of $168,000, a provision for doubtful accounts in the amount of $346,000 relating to notes receivable from affiliated companies and a provision for doubtful accounts in the amount of $300,000 relating to the sublease of previously occupied head office space. In 2000, interest income of $1.5 million (1999 - $1.3 million) was offset by charges of $849,000 relating to the write-down of refundable Chilean value added tax, $457,000 for a provision for doubtful accounts relating to notes receivable from affiliated companies, corporate fixed asset depreciation of $391,000 (1999 - $247,000), a loss on disposition of fixed assets of $215,000 and a foreign exchange loss of $107,000 (1999 - $103,000). Also included in 1999 was $500,000 incurred relating to the closure of the Company's office in Arizona.

### Equity in losses of associated companies

The Company's equity in losses of associated companies in each of the last three years were primarily attributable to its share of general and administrative costs incurred by associated companies.

### Investment losses

During 2001, the Company realized a gain of $1.3 million from the sale of Crystallex International Inc. shares offsetting a loss of $747,000 incurred when the carrying value of the Company's shares in Ecuadorian Minerals Corporation ("Ecuadorian"), were written down to their market value as at December 31, 2001. In January 2002, Ecuadorian changed its name to International Minerals Corporation. During 2000 the Company sold 10.5 million shares of Arizona Star for net proceeds of $5.7 million which resulted in a loss on sale of $9.4 million. As a result of the disposition, the Company's ownership interest in Arizona Star was reduced from 32% to 5% and is therefore no longer accounted for under the equity method.

### Write-down of investments

During 2000 the Company wrote-down its investments in El Callao Mining Corp. ("El Callao") by $10.3 million to its net recoverable amount. Pursuant to a "lock-up" agreement dated September 12, 2000, the Company agreed to sell its 45% controlling interest in El Callao by tendering its 20.7 million El Callao shares to Crystallex International Corporation ("Crystallex") in return for 1.38 million Crystallex shares valued at $1.2 million. In addition, in 2000, due to the prolonged poor performance of the gold market and the Arizona Star share value, the Company wrote-down its investment in Arizona Star by $1.5 million to the estimated net realizable value of the shares.

### Write-down of mineral properties

The Company performs evaluations to assess the carrying values of its mining asset and advanced stage development properties on an on-going basis. Based on a long-term gold price assumption of $300 per ounce, the Company in 2000, wrote-down the carrying value of its Refugio Mine by $20 million to its estimated net recoverable value. In addition, in 2000, the Friday property located in the United States was written-off in the amount of $2.6 million. In 1999, the Company wrote off $1.8 million in deferred exploration expenditures with respect to the Chiripas property in Chile.

### Write-down of notes receivable

In 2000, the Company wrote-down its notes receivable from El Callao by $1.2 million, to a net recoverable amount established by the terms of an asset purchase agreement with Crystallex (see Investing activities section).

## LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital at year-end was $556,000 (2000 - $7.4 million; 1999 - $1.8 million) which included $4.1 million (2000- $3.2 million; 1999 - $3.4 million) in cash and cash equivalents. The decrease in working capital in 2001 is due mainly to the inclusion of $5.6 million in current liabilities relating to the first principal payment on the Julietta project loans payable in September 2002. Also affecting working capital in 2001 was the receipt of funds from the sale of assets, the proceeds of which were partially used to pay down the Refugio loan. The increase to working capital in 2000 resulted from the Company's decision to dispose of its investment in and notes receivable from El Callao and to reduce its holdings in Arizona Star. This resulted in the classification of proceeds to be received from the sale of these assets from long-term to current.

### Operating activities

Cash used in operations of $138,000 in 2001 was mainly a result of cash flow from Refugio Mine operations being sufficient to cover the general and administrative expenses of the Company despite lower production and a lower average realized price per ounce of gold sold compared to

2000. Improved operating performance at the Refugio Mine, combined with the mine being placed on care and maintenance in June 2001, resulted in lower operating cash costs as gold recoveries continued throughout the latter half of the year from the leaching of ore previously placed on the pads. Cash from operations totalled $666,000 in 2000, a decrease of $2.6 million from the cash generated from operations in 1999, due mainly to the reduced gold price received.

### Financing activities

In December 2001, the Company completed a private placement of 16,100,000 units at a price of Cdn.$0.50 per unit for gross proceeds of Cdn.$8.1 million. In addition, in 2001 the Company drew-down the remaining $17.2 million of the $35 million Julietta project loan and $4 million of a $5 million convertible note overrun facility. The convertible note facility was made available for construction cost overrun protection and start-up working capital requirements at the Julietta project. During the year, the Company repaid $8 million of the Refugio project loan and in the fourth quarter of 2001 renegotiated the repayment date of the remaining $4 million principal loan outstanding whereby $500,000 will now be due on March 31, 2002 and $3.5 million on June 30, 2002. The Company anticipates that a portion of the proceeds from the claim against Fluor Daniel will, should the claim be successful, be used towards the final payment. Financing costs paid in 2001 totalling $1.8 million, consisted mainly of legal and bank fees relating to the Julietta project loans and the convertible note facility.

In 2000, Bema received net proceeds of $3 million from the issuance of the remaining 4,820,000 Special Warrants outstanding at the end of 1999. Also during the year, Bema received gross proceeds of $4 million from a convertible loan facility, $3 million from a Bridge facility (repaid in Bema shares in 2001) and Cdn.$2 million from a non-revolving credit facility (repaid in Bema shares in 2001), the proceeds of which were used for working capital purposes and to commence full construction of the Julietta project prior to the Julietta loan project financing being secured.

In September 2000, the Company through its subsidiary, Omsukchansk Mining and Geological Company ("OMGC"), closed $35 million of project loans for the construction of the Julietta mine and commenced drawdown of the loans. The project loans consist of a $25 million loan ("Project Loan Facility") from Bayerische Hypo-und Vereinsbank A.G. and Standard Bank London Limited (the "Underwriters"), plus a $10 million loan facility ("IFC Loan") from the International Finance Corporation ("IFC"). In conjunction with the Project Loan Facility, the Company is required to provide certain guarantees and enter into gold hedge and interest rate protection agreements (see Note 8 to the Notes to the Consolidated Financial Statements). As at December 31, 2000, OMGC had drawn down $12.6 million of the Project Loan Facility and $5.2 million of the IFC Loan. Financing costs paid in 2000 with respect to the Julietta project loan totalled $5.4 million, consisting of $2.6 million in legal fees, $1.2 million in bank fees, $930,000 in political risk insurance and a transaction fee of $700,000 payable to Endeavour Financial equal to 2% of the aggregate value of the Project Loan Facility and the IFC Loan. The transaction fee was paid in shares of Bema in January 2001.

The Company's cash outflows from financing activities in 2000 included the two scheduled Refugio loan principal repayments aggregating $6 million (1999 - $6 million) and also capital lease payments of $850,000 (1999 - $362,000) relating to the purchase of mobile equipment by CMM. Prior to the suspension of mining at the Refugio Mine on May 31, 2001, Bema agreed to accelerate the repayment schedule of the Barclays' loan facility. The Company agreed to amend the repayment schedule in exchange for the lender's agreement to amendments to certain covenants to the Refugio loan agreement. The new repayment schedule agreed with Barclays took into consideration the anticipated future cash inflows of Bema and required Bema to repay $8 million of the principal in 2001 and advance the date of the final payment of $4 million to March 31, 2002. The Company also received retroactive waivers from its Julietta project lenders in order to avoid breaches at December 31, 2000 with respect to certain covenants under those lending agreements, related to hedging requirements. In addition, net worth threshold levels were retroactively amended. A waiver with respect to hedging requirements was extended to December 31, 2001 and is being reviewed on a quarterly basis by the Julietta project lenders.

During 1999, Bema established a $5 million convertible loan facility, which was fully drawn down by year-end. In December 1999, the Company offered for issue and sale, up to 10,000,000 Special Warrants at a price of Cdn.$0.95 per Special Warrant. Each Special Warrant was subsequently converted into one common share and one-half of a share purchase warrant. As at December 31, 1999, 5,180,000 Special Warrants had been issued for net proceeds of $3.1 million. In addition, Bema issued 862,000 common shares at Cdn.$1.07 per share, the proceeds of which were used to make property acquisition payments on the Julietta property in Russia. As part of the establishment of an alliance with Ecuadorian, for the purpose of advancing Ecuadorian's exploration properties in Ecuador and Peru, Bema acquired 3.8 million common shares and 1.9 million share purchase warrants of Ecuadorian for Cdn.$5,054,000. As payment, Bema issued 3,281,818 common shares to Ecuadorian at a deemed price of Cdn.$1.54 per share.

### Investing activities

In 2001, the Company spent approximately $20.1 million on Julietta Mine construction, mainly on the mill facilities and also for underground mine development and tailings pond construction. During the construction/ pre-production phase of the mine, approximately $3 million relating to interest expense was capitalized and $2.1 million of gold and silver sales revenue was credited to mine development costs. In an effort to achieve an early start to ore processing, a concerted effort was made to accelerate the mill and surface facilities construction during 2001 and as a result in early September, ore processing commenced at the Julietta Mine, two months ahead of schedule. On December 1, 2001, the Julietta Mine achieved commercial production after having met certain operational criteria for the preceding 30-day period. Commercial production was deemed to have commenced when the mine's mill facility had processed ore for a 30 day period at a minimum of 75% of designed capacity and recoveries were within 75% of projections.

At the 2001 year-end, the Company included in its accounts $3 million (Cdn$4.8 million) for performance fees payable to Orocon as certain agreed upon target costs and dates were met by Orocon in completing the Julietta Mine construction. To satisfy the obligation, the Company issued to Orocon a Cdn$4.8 million convertible promissory note that is repayable in cash or shares, at the option of the Company (see Note 8 to the Notes to the Consolidated Financial Statements).

Included under acquisition, exploration and development expenditures are $323,000 incurred with respect to the Quebrada property, $96,000 on the Yarnell property and $517,000 expended towards the potential acquisition of new properties in Russia.

The Company in 2001 advanced $283,000 (2000 - $2.1 million; 1999 - $3.5 million) to affiliate companies in return for promissory notes. Of the amounts advanced in 2000 and 1999, $2 million and $3.4 million, respectively, were advanced to El Callao, an affiliate in which the Company sold its 45% interest in late 2000. As a result of this sale, the Company's funding of its affiliated companies was substantially reduced in 2001.

During 2001, essentially all of the Crystallex shares received by the Company as partial consideration for the sale of its 45% interest in El Callao were sold for proceeds of $3.8 million.

Pursuant to an asset purchase agreement dated September 12, 2000, $14.8 million of debt owed to the Company by El Callao and a royalty payable by El Callao to the Company, equal to 2% of the cash flow from the Lo Increible gold property in Venezuela, was purchased by Crystallex for $7.6 million and a 1% net smelter return royalty. On September 13, 2000, the Company received $3 million of the $7.6 million, with the remaining $4.6 million of the purchase price to be paid in two installments. The first payment of $2.3 million was paid in March 2001 ($1 million paid in cash and $1.3 million in shares) and the second payment of $2.3 million was paid in September 2001. The 1% net smelter return royalty is payable to the Company from Crystallex's share of gold production after 300,000 ounces of gold (26,500 ounces recovered by Crystallex as at December 31, 2001) have been produced from the Lo Increible property and provided that the quarterly average gold price is greater than $300 per ounce of gold. The 1% net smelter return royalty is carried at $6 million and is included in other assets.

In 2000, the Company's portion of Refugio capital expenditures totalled $4.5 million, of which $1.1 million related to the final payment on the new tertiary crushers that were purchased in 1999 and $2.1 million was incurred with respect to the expansion of the heap leach pads. The remainder of the expenditures related mainly to improvements made to the crushing plant.

During 2000, the Company expended approximately $22.8 million on the construction and development of the mine at the Julietta property, of which $4.1 million was paid to the mine contractor in shares of Bema. Mine construction began in earnest in the third quarter of 2000 with the erection of the mill building and the new camp facility. In addition, further improvements to the access road were completed in 2000. At December 31, 2000, capital commitments outstanding with respect to the Julietta project totalled approximately $17.6 million. Under acquisition, exploration and development expenditures are $648,000 incurred on the Quebrada property and Santiago office expenditures, $117,000 on the Yarnell property which was a significant decrease from the previous year due to reduced permitting activity in 2000 and $290,000 relating to exploration properties in Nevada.

In 2000, in order to fund a portion of the Company's cash requirements, 10.5 million shares of Arizona Star were sold at an average price of Cdn.$0.82 per share for gross proceeds of $5.7 million.

The Company's portion of Refugio Mine capital expenditures totalled $4.2 million in 1999, mainly for the purchase and installation of new tertiary crushers. The new crushers have the capability to crush more than 40,000 tonnes of ore per day at a smaller crush size than the previous crushers. In addition, $3.2 million of expenditures were incurred on the Julietta property, of which $2.3 million was for mill site foundation construction and road access improvement. In 1999, acquisition, exploration and development expenditures include Yarnell property expenditures of $1 million, mainly for permitting, and Quebrada property and Santiago office expenditures totalling $1.6 million, including a $560,000 final option payment on the Quebrada property.

## OUTLOOK

Annual production at the Julietta Mine for the first four years of operation is projected to be over 100,000 ounces of gold and approximately 1.7 million ounces of silver, at a cash operating cost of $56 per ounce of gold, net of silver credits (based on a silver price of $4.50 per ounce), and a total cash cost of $100 per ounce of gold. As part of the Julietta project financing, Bema was required by the lenders to hedge Julietta's gold or silver production. For the first four years of production, Bema is expected to realize an average price of approximately $307 per gold ounce based on a spot price of $300 per ounce. Beyond the initial four years of estimated mineable reserves, the Julietta Mine has an inferred resource that, subject to additional drilling required to upgrade the resource to a mineable reserve, could add an additional four years to the mine life at the Julietta Mine. In addition, the potential exists to further add to existing resources and reserves in that many of the existing veins remain open along strike and at depth. Underground drilling to upgrade the existing resource and further explore the veins commenced in late September 2001 and will continue with a view to upgrading the resource and defining additional reserves and to further explore the veins, while surface exploration drilling is planned to commence in the summer of 2002.

Residual gold production at Refugio is expected to continue through May 2002 at which time the solution processing plant will be shut down for the winter. Gold production is budgeted at 7,800 ounces (Bema's share 3,900 ounces) during this period. The Company and Kinross have agreed that if at any time the gold price rises to $325 per ounce, then utilizing the parameters set out in the current Life of Mine Operating Plan, CMM will within 60 days develop a plan to recommence operations which must meet or exceed certain pre-established criteria. Based on the improvement in the performance of the mine in 2001, the Company's management fully expects the Refugio Mine operations to start-up again with any significant improvement in the gold price.

In an attempt to resolve outstanding financial claims against the Refugio Mine construction contractor, Fluor Daniel, for numerous design and construction failures, CMM initiated formal arbitration proceedings in Chile. The arbitration process officially commenced on April 12, 1999 when the arbitrator accepted the case. The CMM claim against Fluor Daniel is in excess of $103 million, while the construction contractor has countered with claims of approximately $12 million. Although there are no assurances that the full amount of the claim will be awarded to CMM, management believes that CMM has a very strong case and that some type of award will be made. A final decision by the arbitrator is expected to be delivered by May 15, 2002.

With respect to the Aldebaran property, formal approval has been received for the Cerro Casale Environmental Impact Study ("EIS") from the Chilean regulatory authorities. With the EIS in hand, the Cerro Casale project is now ready to proceed once metal prices improve sufficiently for project financing. In accordance with the joint venture agreement, Placer is pursuing the government permits and approval required for the development of the Cerro Casale deposit. If a decision is made to proceed with the project, construction will commence upon Placer arranging the required financing.

The goal of management remains to build the Company into a successful low cost gold producer by focusing its efforts on high-grade projects, such as Julietta, that can be financed and developed and be profitable even at low gold prices. Towards this end, the Company acquired subsequent to the year-end, the Monument Bay property in Manitoba which management believes has the potential to host a high–grade gold deposit and is actively seeking to acquire additional properties in Russia. In addition, the Company remains highly leveraged to the gold price through projects such as Refugio and Cerro Casale.

In order to manage its exposure to fluctuations in the gold and silver price, the Company uses derivative financial instruments including forward contracts and options to mitigate the affect on the Company's operating results. In addition, the mining business is subject to a number of other risks, including operational, political and environmental risks. These risks are discussed in more detail in the Company's Annual Information Form.

# AUDITORS' REPORT

To the Shareholders of Bema Gold Corporation

We have audited the consolidated balance sheets of Bema Gold Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with accounting principles generally accepted in Canada.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
March 11, 2002

# CONSOLIDATED BALANCE SHEETS

as at December 31
(in thousands of United States dollars)

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and cash equivalents | $ 4,133 | $ 3,225 |
| Accounts receivable | 2,529 | 4,498 |
| Marketable securities (at quoted market value) | 2,352 | 3,265 |
| Inventories *(Note 2)* | 6,405 | 6,153 |
| Assets held for sale *(Note 3)* | - | 5,810 |
| Other | 147 | 216 |
| | 15,566 | 23,167 |
| Investments *(Note 4)* | 2,525 | 2,694 |
| Property, plant and equipment *(Note 5)* | 149,160 | 132,540 |
| Other assets *(Note 6)* | 15,341 | 17,549 |
| | $182,592 | $ 175,950 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable | $ 5,426 | $ 6,543 |
| Current portion of long-term debt *(Note 7)* | 9,584 | 9,231 |
| | 15,010 | 15,774 |
| Deferred revenue *(Notes 7 and 10)* | 103 | 1,799 |
| Long-term debt *(Note 7)* | 33,910 | 24,145 |
| Other liabilities | 3,937 | 2,747 |
| | 52,960 | 44,465 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock *(Note 9)* | | |
| Authorized 300,000,000 common shares with no par value | | |
| Issued 184,838,770 common shares (2000 – 159,056,898) | 265,080 | 258,191 |
| Equity portion of convertible debt *(Note 8)* | 13,697 | 10,482 |
| Deficit | (149,145) | (137,188) |
| | 129,632 | 131,485 |
| | $182,592 | $ 175,950 |

Commitments *(Note 10)*
Subsequent events *(Notes 8 and 18)*

Approved by the Board

Director Director

*See accompanying notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31
(in thousands of United States dollars, except shares and per share amounts)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Gold revenue | **$21,209** | $30,630 | $35,252 |
| Expenses (Income) | | | |
| Operating costs | **16,639** | 25,849 | 24,309 |
| Depreciation and depletion | **5,745** | 6,940 | 6,235 |
| Insurance proceeds | **(361)** | (3,507) | (2,670) |
| Write-down of inventory | **2,248** | – | – |
| Other | **845** | (522) | 1,995 |
| | **25,116** | 28,760 | 29,869 |
| Operating earnings (loss) | **(3,907)** | 1,870 | 5,383 |
| Other expenses (Income) | | | |
| General and administrative | **2,844** | 3,051 | 3,419 |
| Interest on long-term debt | **1,200** | 1,799 | 2,068 |
| Amortization of deferred financing costs | **2,231** | 1,512 | 1,509 |
| General exploration | **304** | 442 | 557 |
| Other | **1,277** | 509 | (488) |
| | **7,856** | 7,313 | 7,065 |
| Loss before the undernoted items | **11,763** | 5,443 | 1,682 |
| Equity in losses of associated companies | **129** | 779 | 601 |
| Investment losses (gains) *(Note 4)* | **(554)** | 9,331 | – |
| Write-down of investments *(Notes 3 and 4)* | – | 11,773 | – |
| Write-down of mineral properties *(Note 5)* | – | 22,565 | 1,765 |
| Write-down of notes receivable *(Note 3)* | – | 1,248 | – |
| Net loss for the year | **$11,338** | $51,139 | $ 4,048 |
| Net loss per common share – basic and diluted | **$ 0.07** | $ 0.36 | $ 0.03 |
| Weighted average number of common shares outstanding (in thousands) | **166,750** | 142,836 | 123,839 |

## CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended December 31
(in thousands of United States dollars)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Deficit, beginning of year | **$137,188** | $ 85,041 | $80,929 |
| Loss for the year | **11,338** | 51,139 | 4,048 |
| Charges related to convertible debt *(Note 8)* | **619** | 1,008 | 64 |
| Deficit, end of year | **$149,145** | $137,188 | $85,041 |

*See accompanying notes to consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31
(in thousands of United States dollars)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| Loss for the year | $(11,338) | $(51,139) | $(4,048) |
| Non-cash charges (credits) | | | |
| Depreciation and depletion | 5,810 | 7,331 | 6,482 |
| Amortization of deferred financing costs | 2,231 | 1,512 | 1,509 |
| Equity in losses of associated companies | 100 | 928 | 809 |
| Amortization of deferred revenue | (1,696) | (1,469) | (4,146) |
| Investment losses (gains) | (554) | 9,331 | – |
| Write-down of investments | – | 11,773 | – |
| Write-down of mineral properties | – | 22,565 | 1,765 |
| Write-down of inventory | 2,248 | – | – |
| Write-down of notes receivable | – | 1,248 | – |
| Other | 673 | 676 | 569 |
| Changes in non-cash working capital *(Note 15)* | 2,388 | (2,090) | 326 |
| | (138) | 666 | 3,266 |
| FINANCING ACTIVITIES | | | |
| Common shares issued, net of issue costs *(Note 9)* | 4,609 | – | 540 |
| Special warrants issued, net of issue costs *(Note 9)* | – | 2,953 | 3,105 |
| Convertible loan, net proceeds *(Note 8)* | – | 7,593 | 4,842 |
| Julietta project loans and overrun facility | 21,200 | 17,800 | – |
| Refugio loan repayments | (8,000) | (6,000) | (6,000) |
| Deferred financing costs | (1,840) | (4,758) | (604) |
| Capital lease repayments | (438) | (850) | (362) |
| Other | 135 | – | – |
| | 15,666 | 16,738 | 1,521 |
| INVESTING ACTIVITIES | | | |
| Refugio mine | (111) | (4,544) | (4,181) |
| Julietta development and construction | (20,064) | (18,706) | (3,189) |
| Acquisition, exploration and development | (1,082) | (1,136) | (3,002) |
| Promissory notes issued by associated companies, net | (283) | (2,120) | (3,447) |
| Proceeds on sale of investments | 3,751 | 5,892 | – |
| Proceeds from the sale of notes receivable | 3,300 | 3,000 | – |
| Restricted cash | – | 484 | (484) |
| Other | (132) | (453) | (647) |
| | (14,621) | (17,583) | (14,950) |
| Effect of exchange rate changes on cash and cash equivalents | 1 | 4 | 59 |
| Increase (decrease) in cash and cash equivalents | 908 | (175) | (10,104) |
| Cash and cash equivalents, beginning of year | 3,225 | 3,400 | 13,504 |
| Cash and cash equivalents, end of year | $ 4,133 | $ 3,225 | $ 3,400 |

*See accompanying notes to consolidated financial statements.*

## 1 NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bema Gold Corporation ("Bema"), its subsidiary companies and joint ventures (collectively "the Company") are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Russia and Chile with exploration activities in Canada, Chile and the United States.

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in Note 17, these principles differ in certain material respects from accounting principles generally accepted in the United States.

The United States dollar is the principal currency of the Company's business; accordingly these consolidated financial statements are expressed in United States dollars.

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted for the current year.

**Use of estimates**

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Principles of consolidation**

These consolidated financial statements include the accounts of Bema and its subsidiaries and a proportionate share of the assets, liabilities, revenues and expenses of joint ventures in which the Company has an interest. Joint ventures of the Company include: Compania Minera Maricunga ("CMM"), Compania Minera Casale ("CMC") and Compania Minera San Damian ("San Damian"). Intercompany balances and transactions are eliminated on consolidation.

**Cash and cash equivalents**

Cash and cash equivalents include all highly liquid money market instruments which have a maturity of three months or less.

**Marketable securities**

Marketable securities are carried at the lower of cost or quoted market value.

**Inventories**

Gold inventories are valued at the lower of average production cost or net realizable value. In-process inventories are valued at the lower of moving average costs or net realizable value.

Materials and supplies inventories are valued at the lower of average cost or current replacement cost.

**Investments**

Investments in companies over which the Company can exercise significant influence are accounted for using the equity method. The excess of the cost of these investments over the related underlying equity in the net assets of the investee companies at the time of purchase relates to specific mineral exploration properties. Other long-term investments are carried at the lower of cost or estimated net realizable value.

**Property, plant and equipment**

Mine property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Mine property, plant and machinery are amortized over the life of the mine by the unit-of-production method based on proven and probable reserves and mineralization expected to be classified as reserves. Mining equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset. Prior to commercial production, pre-production expenditures and start-up costs, net of revenue, are capitalized to plant and equipment.

Commercial production is deemed to have commenced on the first day of a calendar month following a 30 day period where the mine's mill facility has processed ore at a minimum of 75% of designed capacity and recoveries are within 75% of projections.

The cost of mineral properties includes direct exploration and development costs including administrative expenses and certain deferred charges that can be directly related to specific projects.

Some of the Company's properties are in the exploration and development stage and have not yet attained commercial production. The ultimate realization of the carrying value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties.

Costs related to properties abandoned are written-off when it is determined that the property has no continuing value.

**Property evaluations**

The Company reviews and evaluates the recoverability of property, plant and equipment on a periodic basis. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineralization expected to be classified as reserves); estimated future gold realization (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment.

**Revenue recognition**

Revenue is recorded at the estimated net realizable value when title has passed. Adjustments to these amounts are made after final prices, weights and assays are established. The Company may fix the price it will receive for part or all of its production by entering into forward or option contracts.

**Commodity instruments**

The Company uses derivative financial instruments including forward and option contracts to manage its exposure to fluctuations in the market price of gold. These instruments are intended to reduce or eliminate the risk of falling prices on the Company's future gold production. Gains and losses on forward and option contracts are recognized in gold sales revenue when the related designated production is sold.

Option premiums paid or received are deferred and recognized in gold sales revenue when the designated production relating to the hedging transactions occurs.

**Deferred financing costs**

Financing costs, incurred on issuance of debt, are deferred and charged against earnings over the term of the indebtedness except for those amounts capitalized to mineral properties.

**Reclamation costs**

A provision for estimated future reclamation and mine closure costs is provided for on a unit-of-production basis over the life of the operation. Costs related to ongoing programs are expensed when incurred.

**Foreign currency translation**

The accounts of subsidiaries and associated companies, not reporting in U.S. dollars, which are all integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in income for the year.

**Convertible debt instruments**

The equity and financial liability components of convertible debt instruments are presented separately in accordance with their substance. The financial liability component is accreted by way of a charge to earnings and interest payments are applied against the accrued financial liability. Accretion of the equity component is recorded as a direct charge to deficit. Financing costs related to and offset against the equity component of convertible debt are amortized as a charge to deficit over the term of the related instrument. Interest, payable in shares, is charged directly to deficit. The principal amount of convertible debt instruments is shown net of financing charges.

**Future income taxes**

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

**Stock option plan**

Under the Company's stock option plan, no compensation expense is recognized when stock or stock options are issued. Consideration received on the exercise of stock options is credited to share capital.

**Earnings (loss) per share**

Effective January 1, 2001, the Company adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the earnings (loss) per share of previous years.

## 2 INVENTORIES

| | 2001 | 2000 |
|---|---|---|
| Gold and silver bullion | $1,095 | $ – |
| Stock-pile inventory | 1,185 | – |
| In-process inventories | 1,479 | 3,189 |
| Materials and supplies | 2,646 | 2,964 |
| | $6,405 | $6,153 |

During 2001, based on an assessment by the Refugio Mine operator, a provision for obsolescence with respect to the supplies inventory was charged to operations, of which the Company's share was $2.2 million.

## 3 ASSETS HELD FOR SALE

On September 12, 2000, the Company entered into agreements to sell to Crystallex International Corporation ("Crystallex") its 45% equity interest in El Callao Mining Corp. ("El Callao") and certain debt and royalty rights held in respect of El Callao and the Lo Increible property.

Effective February 26, 2001, the Company closed the sale and tendered its 20.7 million El Callao shares in consideration for 1.38 million Crystallex shares valued at approximately $1.2 million. In addition, $14.8 million of debt owed to the Company by El Callao and the Company's 2% cash flow royalty from the Lo Increible property were purchased by Crystallex for $7.6 million and a 1% net smelter return royalty. On September 13, 2000, Crystallex had taken an interim position in the Company's loan to El Callao by purchasing $3 million of the debt.

The remaining $4.6 million of the purchase price was paid in two installments, of which $1.3 million was paid in shares of Crystallex.

The 1% net smelter return royalty is payable to the Company from Crystallex's share of gold production after 300,000 ounces of gold have been produced from the Lo Increible property and provided that the quarterly average gold price is greater than $300 per ounce of gold. The 1% net smelter return royalty is carried at $6 million and is included in other assets (Note 6).

During the year ended December 31, 2000, the Company wrote-down its investment in and receivable from El Callao by $10.3 million and $1.2 million respectively, to their estimated net recoverable amounts. In connection with the sale, the Company paid to its financial consultant and advisor, Endeavour Financial Corporation ("Endeavour Financial"), a transaction fee of $194,000 or 2% of the value paid by Crystallex. Endeavour Financial is related to a director of the Company.

## 4 INVESTMENTS

| | 2001 | | | | 2000 | | |
|---|---|---|---|---|---|---|---|
| | **Carrying value** | **Market** | **Ownership** | | Carrying value | Market | Ownership |
| Equity: | | | | | | | |
| Victoria | **$1,068** | **$ 167** | **42%** | | $1,083 | $ 775 | 42% |
| Other | **–** | **152** | | | 154 | 292 | |
| Cost: | | | | | | | |
| Arizona Star | **1,457** | **801** | **5%** | | 1,457 | 961 | 5% |
| | **$2,525** | **$1,120** | | | $2,694 | $2,028 | |

During 2000, the Company sold 10.5 million shares of Arizona Star Resource Corp. ("Arizona Star") for net proceeds of $5.7 million, reducing the Company's ownership interest from 32% to 5%. This resulted in a loss on disposal of $9.4 million. Effective November 20, 2000, as a result of the reduction in ownership interest, the Company changed its method of accounting for its investment in Arizona Star from an equity to a cost basis. At December 31, 2000, the carrying value of the Company's remaining investment in Arizona Star was written down by $1.5 million.

Prior to November 15, 2000, the Company consolidated the accounts of Victoria Resource Corporation ("Victoria"). On November 15, 2000, when the Company's shareholding in Victoria fell below 50%, the Company began accounting for its investment in Victoria on an equity basis. Due to this change in accounting method the following assets and liabilities were excluded from the consolidated accounts: current assets $11,000, exploration property $1,393,000, current liabilities $109,000 and non-controlling interest $231,000.

## 5 PROPERTY, PLANT AND EQUIPMENT

| | **2001** | 2000 |
|---|---|---|
| Julietta Mine | | |
| Plant and equipment | **$ 22,829** | $ 14,890 |
| Development | **57,467** | 42,482 |
| Accumulated depreciation and depletion | **(775)** | – |
| | **79,521** | 57,372 |
| Refugio Mine | | |
| Plant and equipment | **70,169** | 73,566 |
| Development | **39,485** | 39,660 |
| Accumulated depreciation, depletion and write-down | **(81,155)** | (78,140) |
| | **28,499** | 35,086 |
| Development properties | | |
| Aldebaran | **19,565** | 19,460 |
| Yarnell | **10,622** | 10,526 |
| | **30,187** | 29,986 |
| Exploration properties | **10,810** | 9,921 |
| Office furniture and equipment | **584** | 590 |
| Accumulated depreciation | **(441)** | (415) |
| | **143** | 175 |
| | **$149,160** | $132,540 |

**Julietta Mine**

On September 18, 2001, the Company and its 79% owned Russian subsidiary, Omsukchansk Mining and Geological Company ("OMGC") announced that the construction of the Julietta Mine had been completed. On December 1, 2001, the Julietta Mine commenced commercial production. During the eleven months ended November 30, 2001 and for the year ended December 31, 2000, approximately $3 million and $596,000 of interest expense, respectively, was capitalized to mine development costs. During the pre-production start-up period, approximately $2.1 million of gold and silver sales revenue was credited to pre-production operating costs in 2001.

As with many Russian mineral properties affected by the transitory and uncertain nature of the Russian legal system, there are certain issues relating to the Julietta project which may adversely affect OMGC's interest. OMGC has taken, and will continue to take, all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfilment of certain conditions of the Julietta project, management believes that it is unlikely that OMGC's interest in the project will be negatively impacted.

**Refugio Mine**

Due to the low gold price and the requirement for capital to build leach pads, in the second quarter of 2001, the Company and its joint venture partner agreed to cease mining effective June 1, 2001 and placed the Refugio Mine on care and maintenance pending higher gold prices. Gold production from the mine continued for the remainder of 2001 and into the first quarter of 2002 from residual leaching of the heap leach pads. During 2001, leased mining equipment at the Refugio Mine was returned to vendors and the lease contracts terminated resulting in the elimination of any further financial obligations under the leases.

At December 31, 2000, the Company wrote-down the carrying value of its Refugio Mine by $20 million to its estimated net recoverable value, based on a long-term gold price assumption of $300 per ounce.

**Aldebaran property**

On October 26, 1997, Bema and Arizona Star entered into an agreement with Placer Dome Inc. ("Placer") allowing Placer to acquire a 51% interest in the Aldebaran property which consists of the Cerro Casale deposit and an adjacent property. The Aldebaran property is currently owned 49% by Bema and 51% by Arizona Star. Placer has completed a feasibility study and under the remaining terms of the agreement has the following obligations:

- secure up to $1.3 billion of financing for mine construction, including

$200 million of equity in the project on behalf of all the partners, within 12 months of metal prices reaching a level that allows for third party financing;

- arrange senior project financing for at least 50% of the capital cost and provide a completion guarantee of up to $1.1 billion in respect thereof;
- provide subordinated debt to the extent that the senior project financing is less than $1.1 billion; and
- commence construction of the mine.

Upon satisfying the above terms, Placer will own 51% of the Aldebaran property with Bema and Arizona Star each owning 24% and 25% respectively.

Discussions are continuing with Placer regarding what metal prices would be required for the project to become financeable. If the project is financeable and Placer elects not to proceed, Placer would then have no further interest in the Aldebaran property.

**Other properties**

During 2000, the carrying value of the Friday property located in the United States was completely written off resulting in a charge of $2.6 million. In 1999, the $1.8 million carrying value of the Chiripas property located in Chile was written off.

## 6 OTHER ASSETS

| | 2001 | 2000 |
|---|---|---|
| Deferred financing costs, net of amortization | | |
| Julietta | **$ 5,358** | $ 5,730 |
| Refugio | **1,132** | 3,137 |
| Net smelter royalty *(Note 3)* | **6,024** | 6,024 |
| Refundable value added tax | | |
| Russia | **732** | - |
| Chile | **244** | 1,268 |
| Deferred charges | **1,748** | 1,266 |
| Other | **103** | 124 |
| | **$15,341** | $17,549 |

## 7 LONG-TERM DEBT

| | 2001 | 2000 |
|---|---|---|
| Julietta | | |
| Project loans | **$35,000** | $17,800 |
| Overrun facility *(Note 8)* | **2,494** | – |
| Refugio project loan | **4,000** | 12,000 |
| Refugio joint venture partner loan | **2,000** | 2,000 |
| Capital lease obligations | **–** | 1,576 |
| | **43,494** | 33,376 |
| Less: current portion | **9,584** | 9,231 |
| | **$33,910** | $24,145 |

**Julietta project loans and overrun facility**

In September 2000, the Company's subsidiary OMGC entered into project loan agreements totaling $35 million to be used for the construction of the Julietta Mine located in far eastern Russia. The project loans consist of a $25 million loan ("Project Loan Facility") from Bayerische Hypo-und Vereinsbank A.G. and Standard Bank London Limited (the "Underwriters") plus an A loan of $8.5 million and a C loan of $1.5 million from the International Finance Corporation ("IFC"), a member of the World Bank Group.

The Project Loan Facility and the IFC A loan are repayable in six equal semi-annual instalments over a 3 year period commencing six months after mechanical completion of the mine as defined, anticipated to occur in the first quarter of 2002. The current interest rate is the London Inter Bank Offered Rate ("LIBOR") plus six percent per annum and reduces to LIBOR plus four and one half percent after economic completion as defined. The loans are collateralized by charges, contracts and rights typical of a project financing of this nature. The Company is required to guarantee all obligations until the Julietta Mine achieves economic completion by fulfilling certain mechanical and economic tests and a debt service reserve of six months principal and interest has been funded. Political risk insurance must also be carried on the total amount of the Project Loan Facility. In addition, OMGC and the Company must maintain certain minimum net worth levels and restrictions on additional indebtedness as well as compliance with other covenants typical of a project financing of this nature. The loans are convertible between dollar and gold borrowings at the Company's option.

The IFC C loan has an annual interest rate that is the greater of 13% or 1.5% of OMGC's EBITDA (net income plus depreciation, amortization, taxes, interest expense and all other non-cash deductions). The C loan can also be extended at the option of the IFC to mature on September 28, 2007.

On November 23, 1999, the Company announced that it had agreed to terms with the Underwriters for a $5 million convertible note facility available for construction cost overrun protection at the Julietta project. The facility is to be used in the event that the project construction costs or working capital requirements exceed budget. In October and November of 2001, the Company drew down $4 million of the facility by issuing senior secured convertible notes to the lenders. The notes bear interest at a rate of 10% per annum until September, 2005 and thereafter at 15% per annum, and are convertible into common shares of Bema at the conversion price until maturity on September 30, 2008. The Underwriters may convert the principal amount at any time based on a conversion price of Cdn.$0.85 per common share (the "Conversion Price"). Bema has the option to convert the notes at the Conversion Price when the market price for Bema's common shares equals or exceeds certain prescribed prices for a period of five consecutive trading days. In accordance with generally accepted accounting principles with respect to financial instruments, the facility has been split between its debt and equity components (Note 8).

In connection with the Project Loan Facility, the Company has granted the Underwriters and the IFC warrants to purchase 1,050,000 common shares of the Company for five years at an exercise price of Cdn.$0.45 per share. Also, the Company has granted an additional 1,500,000 warrants to the IFC having an exercise price of Cdn.$1.00 per share to September 25, 2005. With respect to the 1,500,000 warrants, the IFC has a right after three years to cancel such warrants and obtain payment from the Company of up to $300,000 in cash.

**Refugio project loan**

The Company has a credit facility with Barclays Bank PLC ("Barclays") collateralized by the Company's 50% share of the Refugio project assets and a guarantee by Bema. The interest rate is LIBOR plus a margin of 1.75% per annum. A principal payment of $500,000 is due March 31, 2002 with the remaining balance of $3.5 million due on June 30, 2002. The original repayment schedule of the loan was amended in early 2001, based on negotiations between the Company and Barclays relating to a decision to suspend mining at Refugio and was further amended in February 2002. The scheduled principal payments for 2001 were increased from $6 million to $8 million taking into account the Company's projected future cash inflows.

The deferred revenue balance of $1.2 million as at December 31, 2000 was recognized in gold revenue in 2001. The deferred revenue was a result of a conversion of a gold loan to a dollar loan on December 24, 1997, from which the Company realized a $8.3 million gain.

**Refugio joint venture partner loan**

In 1996, Bema Gold (Bermuda) Ltd. was advanced $2 million from the CMM joint venture partner, which is repayable from future cash distributions by CMM and bears interest at LIBOR plus 2% per annum.

## 8 CONVERTIBLE DEBT

| | 2001 | 2000 |
|---|---|---|
| Loan facility maturing December 31, 2002 | $ 5,040 | $ 4,959 |
| Loan facility maturing December 31, 2004 | 4,000 | 4,056 |
| Equity portion of Julietta overrun facility *(Note 7)* | 1,621 | – |
| Orocon promissory note | 3,036 | – |
| Bridge loan facility maturing January 7, 2001 | – | 750 |
| Endeavour promissory note | – | 717 |
| | $13,697 | $10,482 |

**Loan facility maturing December 31, 2002**

On August 12, 1999, the Company established a $5 million convertible loan facility with Resource Capital Fund L.P. ("RCF"). The facility was available to Bema in two tranches of $2.5 million each and was fully drawn down by December 31, 1999. The facility matures on December 31, 2002 and is convertible at RCF's option at any time, with the first tranche convertible at a price of Cdn.$1.07 per share and the second tranche convertible at Cdn.$1.16 per share ("Conversion Price"). The exchange rate on conversion is fixed at a rate of Cdn.$1.45 per U.S.$1. Interest is 6% per annum, payable annually in cash or, at the option of Bema, in shares based on the weighted average Bema share price during the 20 consecutive trading days ending two business days prior to the interest payment due date. The Company issued 1,267,742 common shares in 2001 and 572,534 common shares in 2000 to RCF in payment of interest on the facility.

Bema has the right to require conversion by RCF of up to 25%, 50% or 100% of the facility, if Bema's average share price for 20 consecutive trading days is trading at a premium to the Conversion Price of at least 75%, 100%, or 125%, respectively. Bema also has the right to prepay the facility, under certain circumstances, at any time in cash, subject to RCF's conversion rights and the issuance of warrants to RCF.

On maturity, Bema has the right to repay the facility in cash or in shares based on an issue price equal to the lesser of the Conversion Price or the weighted average Bema share price during 20 consecutive trading days preceding the date on which the notice of redemption is given.

The facility is collateralized by a general security agreement over the assets of the Company. In connection with the facility, Bema paid an introductory fee of Cdn.$215,000 in 1999 by issuing 162,879 common shares.

**Loan facility maturing December 31, 2004**

On July 13, 2000, the Company established a $4 million convertible loan facility with RCF. The facility matures on December 31, 2004 and is convertible at RCF's option at any time at a conversion price of Cdn.$0.95 per share. The exchange rate on conversion is fixed at a rate of Cdn.$1.47 per U.S.$1. Interest on the facility is LIBOR plus 1% per annum, payable annually in cash or, at the option of Bema, in shares based on the weighted average Bema share price during the 20 consecutive trading days ending two business days prior to the interest payment due date. Bema's conversion and redemption rights for this facility are the same as those of the loan facility maturing on December 31, 2002. In 2001, the Company issued 1,259,607 common shares to RCF in payment of interest on the facility.

Collateral for the facility is provided by a general security agreement over the assets of the Company and specific pledges of the shares and intercorporate debt of certain subsidiaries and affiliates of the Company. In 2000, in connection with the facility, Bema paid RCF an establishment fee of $60,000 and issued to RCF 1,777,778 share purchase warrants, having a four year term and an exercise price of Cdn.$1.10 per share.

**Orocon promissory note**

Pursuant to an agreement dated July 1, 2000, the Company agreed to pay to Orocon Inc. ("Orocon") performance fees in the event that Orocon met certain agreed upon target costs and dates to complete the Julietta Mine construction. Orocon is the construction contractor of the Julietta Mine. The Company has issued to Orocon a Cdn.$4.8 million convertible promissory note to satisfy the obligation. The convertible promissory note matures on June 20, 2002, is non-interest bearing and unsecured. Repayment of the promissory note may be satisfied in cash or, at the option of the Company, in shares. The Company intends to file a preliminary prospectus by March 31, 2002 in order to qualify free-trading shares to repay the promissory note.

**Bridge loan facility**

In June 2000, the Company negotiated a $3 million principal amount bridge loan facility with Endeavour Capital Corporation ("Endeavour Capital"), as to $2 million of the facility, and with RCF, as to $1 million of the facility. A director of Endeavour Capital is also a director of the Company. The facility provides that, in certain circumstances, the Company may elect to repay the facility in cash or shares. The interest rate for the facility was 13% per annum payable monthly in cash.

Under the facility, the Company paid a facility fee of $100,000 and issued 150,000 share purchase warrants to Endeavour Capital, and paid $50,000 and issued 75,000 share purchase warrants to RCF. The share purchase warrants have a two and one-half year term and an exercise price of Cdn.$1.00.

The Company previously extended the final maturity date of the facility from September 7, 2000 to October 7, 2000 and from October 7, 2000 to December 7, 2000, by issuing 5,922,785 shares to Endeavour Capital and 2,961,392 shares to RCF in payment of $1,500,000 to Endeavour Capital and $750,000 to RCF of the principal amount and for settlement of extension fees totalling $228,396.

In December 2000, the Company elected to extend the final maturity date of the facility to January 7, 2001. In 2001, the Company issued 2,258,808 shares to Endeavour Capital and 1,129,404 shares to RCF in payment of the remaining $750,000 principal amount of the facility and extension fees of $96,997.

**Endeavour promissory note**

In connection with the Julietta project loans (Note 7), the Company issued a convertible promissory note to pay its financial consultant and advisor, Endeavour Financial, a transaction fee on closing equal to 2% of the aggregate Project Loan Facility and IFC loan. The promissory note was interest bearing at a rate of LIBOR plus 1% per annum. In 2001, the Company issued 2,748,644 common shares to Endeavour Financial upon full conversion of the note.

## 9 CAPITAL STOCK AND SPECIAL WARRANTS

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | **Shares ('000's)** | **Amount** | Shares ('000's) | Amount | Shares ('000's) | Amount |
| Balance, beginning of year | **159,056** | **$258,191** | 128,009 | $244,311 | 122,899 | $239,690 |
| Issued during the year | | | | | | |
| For cash, net of costs (i) | **16,100** | **4,598** | 10,000 | 6,058 | 862 | 536 |
| On conversion of convertible debt: | | | | | | |
| Convert. debt interest *(Note 8)* | **2,527** | **585** | 572 | 243 | – | – |
| Bridge loan *(Note 8)* | **3,388** | **738** | 8,884 | 2,018 | – | – |
| Promissory note *(Note 8)* | **2,749** | **718** | – | – | – | – |
| Endeavour Capital (ii) | – | – | 2,448 | 1,361 | – | – |
| Orocon (iii) | – | – | 8,914 | 4,050 | – | – |
| For Ecuadorian shares (iv) | – | – | – | – | 3,282 | 3,419 |
| Other | **1,019** | **250** | 229 | 150 | 966 | 666 |
| Balance, end of year | **184,839** | **$265,080** | 159,056 | $258,191 | 128,009 | $244,311 |

(i) During the year ended December 31, 2001, the Company completed a private placement of 16,100,000 units consisting of one common share and one-half of a warrant. The unit price was Cdn.$0.50 per unit with the warrants exercisable at Cdn.$0.70 per share in the first year and Cdn.$0.90 per share in the second year.

In December 1999, Bema offered for issue and sale, up to 10,000,000 Special Warrants at a price of Cdn.$0.95 per Special Warrant. As at December 31, 1999, 5,180,000 Special Warrants had been issued with the remaining 4,820,000 Special Warrants issued in 2000. Each Special Warrant was converted into one common share and one-half of a share purchase warrant ("Warrant") during 2000. Each whole Warrant originally entitled the holder to acquire an additional common share of Bema at a price of Cdn.$1.30 per share until December 22, 2001, however, the Company received regulatory approval to extend the expiry date of 2,795,000 whole Warrants to December 22, 2003.

(ii) Pursuant to a loan agreement dated April 14, 2000, between the Company and Endeavour Capital, Endeavour Capital established in favour of the Company a non-revolving credit facility in the amount of Cdn.$2 million. In consideration for the facility, the Company agreed to pay to Endeavour Capital a commitment fee of Cdn.$80,000 and to reimburse Endeavour Capital its estimated costs and expenses in connection with the facility. In addition, the Company agreed to issue to Endeavour Capital a facility fee consisting of 200,000 share purchase warrants, having a one year term and an exercise price of Cdn.$1.00. Pursuant to the terms of the loan agreement, the Company issued to Endeavour Capital a non-interest bearing convertible promissory note in the amount of Cdn.$2,200,000 which was fully converted on June 13, 2000 into 2,447,980 common shares of the Company.

(iii) During the year ended December 31, 2000, the Company issued three non-interest bearing convertible promissory notes, totalling Cdn.$6,044,000, to Orocon for work undertaken and equipment purchased by Orocon for the Company's Julietta mine project in Russia. The notes were fully converted during 2000 through the issuance of 8,913,680 common shares to Orocon.

(iv) Effective November 1, 1999, Bema entered into a strategic alliance agreement with Ecuadorian Minerals Corporation ("Ecuadorian") for the purpose of advancing Ecuadorian's exploration activities in Ecuador and Peru. As part of establishing an alliance, Bema acquired 3.8 million common shares and 1.9 million share purchase warrants (expired) of Ecuadorian for total consideration of Cdn.$5,054,000. As payment, Bema issued 3,281,818 common shares to Ecuadorian at a deemed price of Cdn.$1.54 per share. For a period of three years, Bema has a first right of refusal on any future financings sought by Ecuadorian and on any intended joint venture or other disposition of any of Ecuadorian's properties. The Ecuadorian shares issued to Bema are classified as marketable securities.

(v) In August 1999, Bema issued 781,112 common shares to Corporacion Vengroup S.A. in satisfaction of an indirect obligation of El Callao to pay a $500,000 property payment in respect of El Callao's Lo Increible property in Venezuela. As repayment of the $500,000 owed to Bema, El Callao issued 5 million common shares to Bema.

Bema has a stock option plan for its directors and employees to acquire common shares of Bema at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for a period not to exceed 5 years, however, the plan allows for a maximum term of 10 years. One-half of the options granted are not generally exercisable during the first 12 months after the grant date. At December 31, 2001, approximately 2.9 million common shares remain available for issuance under the stock option plan.

Share purchase warrants outstanding at December 31, 2001 totalled 17,019,938, exercisable at prices ranging from Cdn.$0.45 to Cdn.$1.30 per share and expiring on dates varying from December 14, 2002 to September 25, 2005.

Summary of changes to stock options outstanding:

| | Number of outstanding options | Weighted-average exercise price (in Cdn. $) |
|---|---|---|
| Outstanding at December 31, 1998 | 4,773,750 | 6.35 |
| Granted | 5,110,500 | 1.25 |
| Exercised | (5,000) | 1.25 |
| Cancelled | (1,018,750) | 6.40 |
| Outstanding at December 31, 1999 | 8,860,500 | 3.40 |
| Cancelled | (830,000) | 1.77 |
| Outstanding at December 31, 2000 | 8,030,500 | 3.57 |
| Granted | 2,912,000 | 0.31 |
| Exercised | (55,000) | 0.31 |
| Cancelled | (2,350,000) | 4.68 |
| Outstanding at December 31, 2001 | 8,537,500 | 2.18 |

Stock options outstanding as at December 31, 2001 are as follows:

| | Range of exercise price (in Cdn. $) | Number of outstanding options | Weighted-average years to expiry | Weighted-average exercise price (in Cdn. $) | Number of exercisable options | Weighted-average exercise price (in Cdn. $) |
|---|---|---|---|---|---|---|
| Granted in 1997 | 7.90 - 10.50 | 1,275,000 | 0.2 | 9.53 | 1,275,000 | 9.53 |
| Granted in 1999 | 1.25 | 4,430,500 | 2.7 | 1.25 | 4,430,500 | 1.25 |
| Granted in 2001 | 0.31 – 0.50 | 2,832,000 | 4.3 | 0.31 | 1,416,000 | 0.31 |
| | | 8,537,500 | 2.8 | 2.18 | 7,121,500 | 2.55 |

## 10 GOLD, SILVER AND INTEREST RATE COMMITMENTS

The Company's hedging program consists of the following gold contracts that have been allocated to the Julietta project:

| | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|
| Forward contracts (ounces) | 60,000 | 57,500 | 51,000 | 28,500 |
| Average price per ounce | $312 | $312 | $312 | $327 |
| Put options purchased (ounces) | 19,000 | 12,500 | 2,500 | – |
| Average price per ounce | $280 | $280 | $280 | $ – |

In addition to the gold contracts in the above table, the Company has contingent gold forward contracts that are dependent on the quarterly average gold price commencing from April 1, 2003 to June 30, 2005. If the average spot gold price is above $370 per ounce during the quarter, then the Company is obliged to deliver 5,000 ounces, at a price of $320 per ounce. If the average gold price is less than $320 per ounce for the quarter, then no ounces are deliverable. If the average gold price for the quarter falls between $320 and $370 per ounce, then the amount of ounces to be delivered is prorated. For example, at a gold price of $345 per ounce, 2,500 ounces would have to be delivered at a value of $320 per ounce. The Company also has contingent silver forward contracts that have a strike price of $5.20 per ounce, maturing January 1, 2002 to September 30, 2003. The silver forward contract is for a maximum of 375,000 ounces per quarter and the amount deliverable is prorated on a similar method as the gold contingent forwards, but based on a silver price of $5.20 to $5.70 per ounce.

The Company is floating the gold lease rate on 107,000 ounces of the forward contracts assigned to the Julietta Mine. The average forward price reported has been calculated based on an assumed future lease rate of 1.5%. The Company has the option to choose the length of each lease rate period on the renewal date and any variance from a rate of 1.5% will alter the final price received for the forward contract.

The Company has an interest rate protection agreement expiring December 30, 2002 relating to the Refugio project loan. At December 31, 2001, the interest rate agreements consist of a fixed LIBOR of 6.03% per annum for $2.4 million and an interest rate collar for $2.4 million with a minimum annual LIBOR of 5.63% and a maximum rate of 6.5%.

The Company is required by the Julietta Loan Agreement to enter into interest rate protection agreements. As of December 31, 2000 the

Company had fixed $6.5 million at a LIBOR of 6.95% and entered into an interest rate collar for the same amount. The interest rate collar sets a minimum annual LIBOR of 6.25% and a maximum rate of 7.5%. The Julietta interest rate hedges are effective April 1, 2001 to September 30, 2004 and decrease by approximately $1.1 million semi-annually commencing March 2002.

The Company has realized gold hedge gains of $2.1 million in 2001, $6.3 million in 2000 and $11 million in 1999. In 2000, the Company received additional proceeds of $1.7 million from the early termination of gold contracts, of which $947,000 was recorded as other income. The remaining amount of $748,000 was deferred as at December 31, 2000 and reflected in gold sales revenue in 2001.

## 11 FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2001 and 2000, marketable securities are carried at quoted market value. The fair values of the Company's other financial instruments approximated carrying values due to the short-term or floating rate nature of these instruments, except as noted below.

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | **Carrying amount** | **Estimated fair value** | Carrying amount | Estimated fair value |
| Gold forward and option contracts | **$ –** | **$ 3,078** | $(18) | $897 |
| Interest rate protection contracts | **–** | **(620)** | – | (378) |

For gold forward and option contracts, fair value was calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair value was determined using market interest rates.

Financial instruments which subject the Company to market risk and credit risk consist primarily of gold forward and option contracts and cash and cash equivalents.

The Company's exposure to credit risk in the event of non-performance by counterparties in connection with its gold forward, option and interest rate contracts is limited to the unrealized gains on outstanding contracts based on current market prices. The Company believes it has minimized credit risk by monitoring the financial condition of its counterparties and dealing with large, credit worthy institutions.

## 12 RELATED PARTY TRANSACTIONS

One of the directors of the Company is also a director of Endeavour Capital and is otherwise related to Endeavour Financial, the latter having provided financial consulting services to the Company in 2001 and 2000 and the former, having provided financing to the Company during 2000. These transactions are more fully described in Notes 3, 8 and 9. In addition to transactions disclosed elsewhere in these financial statements, the Company:

- provided management services, and evaluation and assessment work on resource properties to associated companies managed by Bema totalling $45,000 in 2001 (2000 - $250,000; 1999 - $309,000). The notes receivable from associated companies are advances, including accrued interest, and are due on demand and bear interest at the Company's bank's prime lending rate plus 2%.
- was billed in 2001 by entities related to directors of Bema for legal and consulting services totalling $114,000 (2000 - $198,000; 1999 - $174,000) and for financial consulting services totalling $60,000 (2000 - $280,000; 1999 - $172,000). As at December 31, 2001, the Company had an accounts payable balance of $12,000 (2000 - $452,000) to these entities.

Included in accounts receivable is an amount of $313,913 (Cdn. $500,000) representing a non-interest bearing loan made to an officer and director of the Company that is payable on demand.

## 13 INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following sets forth the tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

| | **2001** | 2000 |
|---|---|---|
| Deferred tax assets | | |
| Operating loss carryforwards | **$32,506** | $35,416 |
| Current assets and liabilities | **4,832** | 11,369 |
| Investments | **1,929** | 1,635 |
| Property, plant and equipment | **1,620** | 4,007 |
| Other | **543** | 1,217 |
| Gross deferred tax assets | **41,430** | 53,644 |
| Valuation allowance | | |
| Canada | **(9,231)** | (18,967) |
| Chile | **(11,359)** | (10,190) |
| Russia | **(4,476)** | (4,950) |
| United States | **(4,405)** | (5,065) |
| | **(29,471)** | (39,172) |
| Net deferred tax assets | **11,959** | 14,472 |
| Deferred tax liabilities | | |
| Property, plant and equipment | **(10,621)** | (13,888) |
| Other | **(1,338)** | (584) |
| | **(11,959)** | (14,472) |
| Net deferred tax liability | **$ –** | $ – |

Non-capital loss carry-forwards for Canadian tax purposes of $13,087,000 expire in the following years unless utilized: 2002 - $3,060,000, 2003 - $3,020,000, 2004 - $607,000, 2005 - $1,775,000, 2006 - $2,706,000, 2007 - $1,269,000 and 2008 - $650,000. The Company's portion of accumulated tax loss carry forwards in Chile approximates $104 million at December 31, 2001. For U.S. income tax purposes, loss carry-forwards of $19 million commence to expire in 2002 to 2021 unless utilized.

The Company has incurred losses in each of the past three fiscal years at its domestic and foreign operations; accordingly, no income taxes are payable.

## 14 JOINT VENTURES

The Company has included in its accounts the following aggregate amounts in respect of Compania Minera Maricunga (50%), Compania Minera Casale (24%) and Compania Minera San Damian (50%) which are joint ventures.

| | **2001** | 2000 |
|---|---|---|
| Balance Sheets | | |
| Current assets | **$ 2,276** | $ 9,028 |
| Property, plant and equipment | **27,885** | 45,093 |
| Other assets | **2,342** | 4,129 |
| Current liabilities | **5,487** | 12,987 |
| Deferred revenue | **–** | 1,799 |
| Long-term debt | **–** | 6,890 |
| Other liabilities | **2,288** | 1,962 |

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Statements of Operations | | | |
| Gross profit from mine operations | **$ 4,448** | $ 5,268 | $11,372 |
| Write-down of Refugio Mine | **–** | (20,000) | – |
| Write-down of refundable Chilean tax | **(490)** | (849) | – |
| Net income (loss) for the year | **(6,538)** | (22,122) | 1,867 |
| Statements of Cash Flows | | | |
| Operating activities | **5,813** | (3,169) | 4,050 |
| Financing activities | **(8,533)** | (6,580) | (6,871) |
| Investing activities | **(594)** | (3,843) | (5,388) |

## 15 SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION

Supplementary disclosure of cash flow information is provided in the tables below.

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Changes in non-cash working capital | | | |
| Accounts receivable | **$2,812** | $(1,911) | $ (356) |
| Inventories | **1,136** | 1,180 | (316) |
| Accounts payable | **(1,560)** | (2,490) | 2,129 |
| Accounts payable relating to Refugio Mine equipment purchases | **–** | 1,131 | (1,131) |
| | **$2,388** | $(2,090) | $ 326 |

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Non-cash investing and financing activities | | | |
| Non-cash consideration received on disposal of El Callao investment and debt (Note 3) | **$8,509** | $ – | $ – |
| Common shares issued on conversion of Bridge loan facility (Note 9) | **738** | – | – |
| Common shares issued to Orocon for Julietta mine construction (Note 9) | **–** | 4,092 | – |
| Common shares issued for shares of El Callao and Ecuadorian (Note 9) | **–** | – | 3,919 |
| Common shares issued for other non-cash consideration | **824** | 379 | 162 |
| Convertible note issued to Orocon for performance fees relating to the Julietta Mine (Note 8) | **3,036** | – | – |
| Convertible note issued to Endeavour Financial for Julietta financing and settlement thereof (Note 8) | **718** | 700 | – |
| Refugio Mine equipment acquired under capital leases | **–** | – | 2,788 |
| Julietta Mine construction payables | **1,038** | – | – |
| Accounts payable relating to Refugio Mine equipment purchases | **–** | – | 1,131 |
| Accrued interest capitalized to notes receivable from associates (Note 12) | **244** | 1,396 | 894 |
| Interest paid | **3,393** | 2,309 | 1,907 |

## 16 SEGMENTED INFORMATION

The Company has two reportable segments: Gold and Exploration and Development. The Gold segment consists of the Company's 50% interest in the Refugio Mine, located in Chile, to which all operating revenues prior to December 1, 2001 are attributable and the Julietta Mine, located in Russia which commenced commercial production on December 1, 2001. The Exploration and Development segment consists of the Company's non-producing properties located in Canada, Chile and the United States. The tables below present information about reported segments for the years ending December 31:

| | Net income (loss) | | | Assets | |
|---|---|---|---|---|---|
| | **2001** | 2000 | 1999 | **2001** | 2000 |
| Gold | | | | | |
| Refugio | **$ (6,939)** | $(21,424) | $ 1,536 | **$ 33,666** | $ 48,611 |
| Julietta | **(433)** | – | – | **91,890** | 64,220 |
| Exploration and Development | **(794)** | (3,897) | (2,322) | **41,846** | 41,406 |
| Unallocated corporate | | | | | |
| Cash | **–** | – | – | **3,193** | 1,204 |
| Marketable securities | **–** | – | – | **2,352** | 3,265 |
| Notes receivable and investments | **(79)** | (23,131) | (601) | **8,549** | 14,528 |
| General and administrative | **(2,844)** | (3,051) | (3,419) | **–** | – |
| Other | **(249)** | 364 | 758 | **1,096** | 2,716 |
| Total | **$(11,338)** | $(51,139) | $(4,048) | **$182,592** | $175,950 |

| | Capital expenditures | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| Gold | | | |
| Refugio | **$ 111** | $ 3,413 | $ 8,100 |
| Julietta | **22,149** | 22,798 | 3,189 |
| Exploration and Development | **1,090** | 1,083 | 2,986 |
| Unallocated corporate | **38** | 53 | 16 |
| Total | **$23,388** | $27,347 | $14,291 |

The Company's capital assets are located in the following geographical locations:

| | **2001** | 2000 |
|---|---|---|
| Capital assets at end of year | | |
| Canada | **$ 139** | $ 163 |
| Chile | **58,356** | 64,467 |
| Russia | **80,038** | 57,372 |
| United States | **10,627** | 10,538 |
| | **$149,160** | $132,540 |

## 17 DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared according to Canadian generally accepted accounting principles ("Canadian GAAP") which differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Material differences between Canadian and U.S. GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

| | **2001** | 2000 |
|---|---|---|
| **Consolidated Balance Sheets** | | |
| Shareholders' equity | | |
| Canadian GAAP | **$129,632** | $131,485 |
| Change in reporting currency (i) | **2,719** | 2,719 |
| Convertible debentures (ii) | **(13,697)** | (10,482) |
| Detachable warrants (ii) | **666** | 913 |
| Start up costs not capitalized (iii) | **(498)** | – |
| Depreciation and depletion (i)(iii)(iv) | **(5,433)** | (4,651) |
| Investment losses (v)(vii) | **(901)** | – |
| Write-down of Refugio Mine (vi) | **(14,737)** | (14,737) |
| Write-down of net smelter royalty (vi) | **(4,355)** | (4,355) |
| Exploration expenditures (vii) | **(10,039)** | (9,151) |
| Derivative instruments (x) | **2,561** | – |
| Other (v) | **(651)** | (491) |
| U.S. GAAP | **$ 85,267** | $ 91,250 |

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Consolidated Statements of Operations** | | | |
| Net loss for year | | | |
| Canadian GAAP | **$(11,338)** | $(51,139) | $ (4,048) |
| Convertible debentures (ii) | **(619)** | (1,008) | (64) |
| Start up costs not capitalized (iii) | **(498)** | – | – |
| Depreciation and depletion (i)(iii)(iv) | **(782)** | 370 | (1,347) |
| Investment losses (v) | **(462)** | – | – |
| Write-down of Refugio Mine (vi) | **–** | (737) | – |
| Write-down of net smelter royalty (vi) | **–** | (4,355) | |
| Exploration expenditures (vii) | **(888)** | 1,916 | (11,067) |
| Equity in losses of associated companies (vii) | **(439)** | – | – |
| Derivative instruments (x) | **2,113** | – | – |
| Other | **(247)** | (79) | – |
| Net loss under U.S. GAAP before comprehensive income adjustments | **(13,160)** | (55,032) | (16,526) |
| Available-for-sale securities written-down in current year (v) | **(160)** | (496) | – |
| Derivative instruments (x) | | | |
| Cumulative adjustment to opening balance | **2,454** | – | – |
| Realized in the year | **(2,006)** | – | – |
| Comprehensive loss | **$(12,872)** | $(55,528) | $(16,526) |
| Net loss per common share - U.S. GAAP - basic and diluted | **$ (0.08)** | $ (0.39) | $ (0.13) |

In accordance with U.S. GAAP, certain expenses excluded from the determination of operating earnings (loss) for Canadian GAAP purposes would be included for U.S. GAAP purposes. Operating loss under U.S. GAAP would be $9.2 million in 2001 (2000 - $22.6 million; 1999 - $12.8 million)

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | **Canadian GAAP** | **U.S. GAAP** | Canadian GAAP | U.S. GAAP |
| Derivative instruments (x) | **$ (103)** | **$ 2,458** | $ (1,935) | $ (1,935) |
| Other assets (ii)(vi) | **15,341** | **11,651** | 17,549 | 14,106 |
| Property, plant and equipment (i)(ii)(iii)(iv)(vi)(vii) | **149,160** | **124,046** | 132,540 | 109,594 |

**(i) Change in reporting currency**

U.S. GAAP requires that when a change in reporting currency has been made, the financial statements of periods prior to the change are to be comprehensively recast as if the new currency had always been used. Under Canadian GAAP, comparative figures are presented using a translation of convenience.

**(ii) Convertible debentures**

Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the long-term debt and equity components are determined and shown separately and any interest related to the equity component is charged directly to deficit.

Detachable warrants were issued in connection with certain debt instruments, including the convertible debt instruments discussed above. A portion of the proceeds from issuance of the debt instruments has been allocated to the detachable warrants and is classified as a separate component of shareholders' equity.

**(iii) Commencement of commercial production**

Under Canadian GAAP, start up costs including capitalized interest and amortized financing costs are deferred until a mine reaches a commercial level of production and amortized over the mine life. For Canadian GAAP purposes, the Company capitalized start up costs net of the related revenue until December 1, 2001, when it reached commercial production. For U.S. GAAP purposes, production started on September 1, 2001 and start up costs were not deferred.

**(iv) Depreciation and depletion**

Under U.S. GAAP and SEC regulations, depreciation and depletion calculated on the unit-of-production basis are based on proven and probable reserves, whereas under Canadian GAAP, proven and probable reserves and mineralization expected to be classified as reserves may be used.

**(v) Long-term investments**

Under Canadian GAAP, the Company's investment in the shares of Arizona Star is carried at the lower of cost or net realizable value (Note 1) whereas under U.S. GAAP, the investment is classified as available for sale and reported at fair value at the balance sheet date with any holding gains or losses not already reported on the Consolidated Statements of Operations reported as a separate component of shareholders' equity unless there is an other than temporary decline in value.

Under U.S. GAAP, when the market value of the Company's equity investment declines below its carrying value, which is other than a temporary impairment in the value of the investment, the unrealized loss is recognized as a charge to income.

**(vi) Accounting for the impairment of long-lived assets**

The principal difference between U.S. and Canadian GAAP with respect to the determination of the fair value of a long-lived asset that has been impaired, is the requirement under U.S. GAAP to discount the future net cash flows of the asset at an appropriate interest rate. Additionally, U.S. GAAP requires that only proven and probable reserves be used in determining estimated future cash flows. Included in the write-down of the Refugio Mine in 1998 were any unamortized pre-operating costs incurred during the start-up period.

With respect to the net smelter royalty (Note 3), under Canadian GAAP the Company has included mineralization expected to be classified as reserves in its assessment of a recoverable amount whereas under U.S. GAAP only proven and probable reserves may be used.

**(vii) Exploration expenditures**

In 1999, the Company adopted the policy to expense under U.S. GAAP, exploration costs previously deferred relating to unproven mineral properties and to expense these costs in future years as incurred. The Company also includes in equity in losses of associated companies, its share of exploration costs deferred by its equity investees. When proven and probable reserves are determined for a property, subsequent exploration and development expenditures incurred on the property are capitalized. Exploration expenditures are accounted for under Canadian GAAP as disclosed in Note 1.

Under Canadian GAAP, exploration expenditures of $888,000 in 2001 (2000 - $648,000) are classified as investing activities on the Consolidated Statements of Cash Flows whereas under U.S. GAAP these expenditures would have been classified as operating activities.

**(viii) Stock compensation**

As described in Note 9 to the consolidated financial statements, the Company has granted stock options to directors and employees. These options are granted for services provided to the Company and vest as to one-half in each of the first and second years after granting. For United States GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25. As options are granted at exercise prices based on the market value of the Company's shares at the date of grant, no adjustment for compensation expense is required. Under SFAS 123, where a company chooses to continue to apply APB Opinion No. 25 in its basic financial statements, supplemental pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to a Black-Scholes option-pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

The calculations applied have assumed that the weighted average expected life of the options is four years, no dividends will be paid, expected volatility as calculated is 72% for 2001 and 65% for 1999, and a risk free interest rate ranging from 4% to 6%. The Company did not grant any stock options in 2000.

Pro forma information with respect to impact of the fair value of stock options at the date of grant on reported income for the years presented is as follows:

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Net loss for the year in accordance with U.S. GAAP | **$(13,160)** | $(55,032) | $(16,526) |
| Compensatory fair value of options granted | **(119)** | (1,173) | (1,173) |
| Pro forma loss in accordance with U.S. GAAP | **$(13,279)** | $(56,205) | $(17,699) |
| Pro forma loss per share in accordance with U.S. GAAP - basic and diluted | **$ (0.08)** | $ (0.39) | $ (0.14) |

**(ix) Income tax information**

Temporary differences giving rise to significant portions of deferred tax assets and deferred tax liabilities as calculated under Canadian GAAP are presented in Note 13. Under U.S. GAAP, gross deferred tax assets would total $48 million, $6.6 million higher than under Canadian GAAP of which $4.8 million relates to property, plant and equipment and $1.8 million relates to other assets. Net deferred tax assets, however, would remain unchanged as the increase in gross deferred tax assets would be offset by an equivalent increase in the valuation allowance.

Net loss before income taxes for each of the years presented by geographic segment is as follows:

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Canada | **$ (3,243)** | $(31,608) | $ (2,820) |
| Chile | **(7,139)** | (23,290) | (11,188) |
| Russia | **(2,718)** | – | – |
| United States | **(60)** | (134) | (2,518) |
| | **$(13,160)** | $(55,032) | $(16,526) |

**(x) Derivative instruments**

For U.S. GAAP, the Company adopted SFAS 133 effective January 1, 2001. SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivative's fair value are recognized in the earnings of the current period unless specific hedge accounting criteria are met. Management has currently not designated any of the financial instruments as hedges for U.S. GAAP purposes under SFAS 133.

The adoption of SFAS 133 at January 1, 2001 resulted in an increase to consolidated assets by $519,000, a decrease to consolidated liabilities by $1.9 million and an increase to other comprehensive income by $2.4 million.

**(xi) New accounting standards**

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No. 142,

"Goodwill and Other Intangible Assets". These new standards eliminate pooling as a method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The Company does not foresee any significant impact on the carrying values of assets and liabilities recorded in the consolidated balance sheet upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS NO. 142 will be adopted on January 1, 2002.

Also issued in June 2001 was SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is assessing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The Company does not foresee any significant impact on the consolidated financial statements from the adoption of SFAS No. 144, and will adopt the standard on January 1, 2002.

## 18 SUBSEQUENT EVENTS

*Subsequent to December 31, 2001, the Company* closed a brokered flow-through private placement in which the Company issued 1,884,616 flow-through shares at Cdn. $0.65 per share and 416,666 flow-through shares at Cdn. $0.66 per share for gross proceeds of Cdn. $1.5 million. The proceeds from this flow-through financing will be used to fund exploration at the Monument Bay property in north-eastern Manitoba.

Cautionary Note

Some of the statements contained herein and in the annual report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.



Printed in Canada

# BEMA GOLD CORPORATION

*18$^{th}$ Floor, 1138 Melville Street*
*Vancouver, British Columbia, V6E 4S3*
*Tel: (604) 681-8371*
*Fax: (604) 681-6209*

| | |
|---|---|
| **2002** | Notice of Annual General Meeting of Members |
| **ANNUAL** | Management Information Circular |
| **GENERAL** | Audited Financial Statements |
| **MEETING** | Form of Proxy and Notes Thereto |
| | Return Card |
| **Place:** | Waddington Room<br>Hotel Vancouver<br>900 West Georgia Street<br>Vancouver, British Columbia |
| **Time:** | 2:00 p.m. |
| **Date:** | Friday, June 28, 2002 |

# BEMA GOLD CORPORATION

## NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of Members of **BEMA GOLD CORPORATION** (hereinafter called the "Company") will be held in the Waddington Room at the Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, on Friday, the 28th day of June 2002 at 2:00 p.m. (local time), for the following purposes:

1. To receive the report of the Directors;

2 To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2001 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3. To elect Directors;

4. To appoint Auditors and to authorize the Directors to fix their remuneration;

5. To consider, and if thought fit, approve an amendment to the Company's Incentive Stock Option Plan to increase the maximum number of shares reserved for stock options under the Plan from 15,000,000 to 19,800,000 shares, as more particularly set out in the Information Circular forming part hereof;

6. To consider, and if thought fit, to approve a special resolution to authorize the following: (i) the continuation of the Company from the *Company Act* (British Columbia) to the *Canadian Business Corporations Act;* (ii) the adoption of Articles of Continuance and By-Laws of the Company in compliance with the *Canadian Business Corporations Act;* (iii) an increase in the authorized capital of the Company to an unlimited number of common shares; and

7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's Annual Report containing the Directors' Report referred to in item 1 above, as well as the Company's audited consolidated financial statements for the fiscal year ended December 31, 2001, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 17th day of May, 2002.

BY ORDER OF THE BOARD
BEMA GOLD CORPORATION

*"Clive T. Johnson"*

Clive T. Johnson
Chairman, President and Chief Executive Officer

# BEMA GOLD CORPORATION

18th Floor, 1138 Melville Street
Vancouver, B.C. V6E 4S3

## INFORMATION CIRCULAR

(Containing information as at May 13, 2002, unless indicated otherwise)

### SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **BEMA GOLD CORPORATION** (the "Company") for use at the Annual General Meeting of the Company (and any adjournment thereof) to be held on **Friday, June 28, 2002,** at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

### APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Chairman and the Secretary, respectively, of the Company. **A member wishing to appoint some other person (who need not be a member) to represent him at the meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy.** A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, of Suite 401, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A proxy may be revoked by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to Computershare Trust Company of Canada, at the address above or to the head office of the Company, 18th Floor, 1138 Melville Street, Vancouver, British Columbia, V6E 4S3, no later than 2:00 p.m. on the day prior to the meeting or to the Chairman or Scrutineer of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

### VOTING OF PROXIES

**Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted for the election of directors and appointment of auditors as stated under those headings in this Information Circular or withheld from voting if so indicated on the form of proxy.**

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

**Such shares will on a poll be voted in favour of each matter for which no choice has been specified or where both choices have been specified by the member.**

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 300,000,000 common shares without par value ("Common Shares") of which 198,900,173 fully paid and non -assessable Common shares are issued and outstanding as of May 13, 2002.

Only shareholders of record at the close of business on May 13, 2002 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a Member or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a Member who is not present at the meeting, will have one vote, and on a poll every member present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

## ELECTION OF DIRECTORS

The Board of Directors presently consists of nine directors. The Articles of the Company provide for the election and retirement of directors by rotation. At each annual general meeting, one third of the directors, or, if their number is not a multiple of three, then the number nearest to, but not exceeding one-third, retire from office and are eligible for re-election. The directors to retire are those who have been longest in office since their last election or appointment, which occurs approximately every three years. As between directors who have been in office an equal length of time, those to retire are, in default of agreement between them, determined by lot.

For purposes of the annual general meeting to be held this year, Messrs. Thomas Allen, Cole McFarland and Barry Rayment are the current directors who will retire and stand for re-election at the meeting. Messrs. Thomas Allen and Cole McFarland were elected at the Company's annual general meeting in 1999. Mr. Barry Rayment was re-elected at the Company's annual general meeting in 1999.

Messrs. Erwin Haas, Roger Richer, and Neil Woodyer were last re-elected at the Company's annual general meeting held in 2001. Messrs. Clive Johnson, Eulogio Perez-Cotapos and R. Stuart Angus were last re-elected at the Company's annual general meeting held in 2000.

The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia).

Pursuant to Section 111 of the *Company Act* (British Columbia), Advance Notice of the Annual General Meeting was published in *The Province* newspaper and was filed with the United States Securities and Exchange Commission on April 30, 2002, and with the securities commissions in the provinces of Alberta, British Columbia, Manitoba, Newfoundland, Nova Scotia, Ontario, Quebec and Saskatchewan and with the Toronto and American Stock Exchanges on April 5, 2002.

## Management's Director Nominees

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

| Name, Position and Country of Residence (1) | Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1) | Previous Service As a Director | Number of Shares (1) |
|---|---|---|---|
| ALLEN, Thomas I. A. (2)(3)<br>Director<br>Canada | Senior Partner in the law firm of Ogilvy Renault | Since November 24, 1998 | 10,000 |
| MCFARLAND, Cole (2)(3)<br>Director<br>USA | Retired since 1995. Prior thereto President and Chief Exectutive Officer, Placer Dome U.S., a mining company. | Since November 24, 1998 | 3,500 |
| RAYMENT, Barry<br>Director,<br>USA | Principal of Mining Assets Corporation a geological consulting firm which provides advisory services to the mining industry. | Since December 5, 1988 | 30,000 |

(1) The information as to country of residence, principal occupation and the number of shares beneficially owned over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(2) Denotes member of the Audit Committee.
(3) Denotes member of the Compensation Committee.

### Persons Continuing As Directors

The following table sets out the names of the persons whose term of office as a director will continue after the meeting, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

| Name, Position and Country of Residence (1) | Principal Occupation and, if not at present an elected director, Occupation During the Past 5 Years (1) | Previous Service as a Director (1) | Number of Shares(1) |
|---|---|---|---|
| ANGUS, R. Stuart(2)<br>Director<br>Canada | Senior partner in the law firm of Fasken Martineau DuMoulin | Since June 18, 1992 | 83,879 |
| HAAS, Erwin<br>Director<br>Switzerland | Principal and financial consultant with E.H. & P. Investments AG, a private financial investment company based in Zurich, Switzerland | Since December 5, 1998 | Nil |
| JOHNSON, Clive T.<br>Chairman, President, Chief Executive Officer and Director<br>Canada | Chairman, President and Chief Executive Officer of the Company | Since December 5, 1988 | 246,181(4) |
| PEREZ-COTAPOS, Eulogio<br>Director<br>Chile | Senior partner in the law firm of Cariola, Diez Perez-Cotapos & Cia. Ltda. in Santiago, Chile | Since June 20, 1997 | Nil |

| Name, Position and Country of Residence [(1)] | Principal Occupation and, if not at present an elected director, Occupation During the Past 5 Years [(1)] | Previous Service as a Director [(1)] | Number of Shares[(1)] |
|---|---|---|---|
| RICHER, Roger<br>Director<br>Canada | Vice President, Administration, Corporate Secretary and General Counsel of the Company and President of Arizona Star Resource Corp. | Since June 20, 1987 | 53,030 |
| WOODYER, Neil [(3)]<br>Director<br>Canada | Principal of Endeavour Financial Corporation a private financial and corporate advisory company specializing in the mining industry. | Since February 9, 1990 | 15,000 |

NOTES:

(1) The information as to country of residence, principal occupation and the number of shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(2) Denotes member of the Audit Committee.

(3) Denotes member of the Compensation Committee

(4) 9,233 of these shares are held in the name of 392611 B.C. Ltd., a private B.C. corporation which is wholly-owned by Mr. Johnson.

## STATEMENT OF EXECUTIVE COMPENSATION

### 1. Summary Compensation Table

The Company currently has five named executive officers as set out in the table below (the "Named Executive Officers"). The following table sets forth compensation information for services provided in all capacities to the Company and its subsidiaries for the three fiscal years ended December 31, 2001, 2000 and 1999, by the Chief Executive Officer and the other four most highly compensated executive officers of the Company:

| Name and Position of Principal | Year | Annual Compensation | | | Long-Term Compensation | | | All Other Compensation ($)[(3)] |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary (CDN$)[(4)] | Bonus | Other Annual Compensation[(1)] | Securities Under Options/SARs Granted(#)[(2)] | Restricted Shares/Units Awarded(#) | LTIP Payouts ($) | |
| Clive T. Johnson<br>Chief Executive Officer,<br>Chairman, and President | 2001<br>2000<br>1999 | 333,478<br>403,107<br>402,915 | Nil<br>Nil<br>Nil | 48,829<br>47,789<br>45,185 | 750,000<br>0<br>1,500,000 | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | 1,412<br>1,412<br>1,412 |
| Roger Richer<br>Vice President<br>Administration, General<br>Counsel and Secretary | 2001<br>2000<br>1999 | 152,893<br>185,480<br>185,288 | Nil<br>Nil<br>Nil | 16,842<br>16,791<br>16,960 | 150,000<br>0<br>300,000 | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | Nil<br>Nil<br>Nil |
| Tom Garagan<br>Vice President,<br>Exploration | 2001<br>2000<br>1999 | 152,893<br>185,480<br>185,288 | Nil<br>Nil<br>Nil | 2,052<br>1,625<br>1,955 | 150,000<br>0<br>300,000 | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | Nil<br>Nil<br>Nil |
| Dennis Stansbury<br>Vice President,<br>Production and<br>Development | 2001<br>2000<br>1999 | 188,711<br>223,624<br>222,870 | Nil<br>Nil<br>Nil | 0<br>11,882<br>35,659 | 100,000<br>0<br>200,000 | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | Nil<br>Nil<br>Nil |
| George Johnson<br>Senior Vice President,<br>Operations | 2001<br>2000<br>1999 | 254,375<br>275,823<br>83,673 | Nil<br>Nil<br>Nil | 16,452<br>17,033<br>4,836 | 150,000<br>0<br>250,000 | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | Nil<br>Nil<br>Nil |

(1) Includes car allowance, housing allowance, parking, club membership and imputed interest on loans.

(2) Figures represent only options granted during a particular year; see "Aggregated Option Exercises" table below for the aggregate number of options outstanding at year-end.

(3) Includes Private Long Term Disability Insurance.

(4) See "Termination of Employment, Change in Responsibilities and Employment Contracts" below for further details of salary reductions affecting these individuals.

## 2. Long-Term Incentive Plans – Awards in Most Recent Completed Financial Year

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation right plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's during the past fiscal year.

## 3. Options and SARs

### Option/SAR Grants in Last Fiscal Year

The following table sets forth stock options granted under the Company's Stock Option Plan (the "Stock Option Plan") during the fiscal year ended December 31, 2001.

| Name | Securities Under Options/SARs Granted (#) | % of Total Options/SARs Granted to Employees in Fiscal year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Clive T. Johnson | 750,000/- | 25.8 | 0.31 | 0.31 | 2006/04/30 |
| Roger Richer | 150,000/- | 5.2 | 0.31 | 0.31 | 2006/04/30 |
| Tom Garagan | 150,000/- | 5.2 | 0.31 | 0.31 | 2006/04/30 |
| Dennis Stansbury | 100,000/- | 3.4 | 0.31 | 0.31 | 2006/04/30 |
| George Johnson | 150,000/- | 5.2 | 0.31 | 0.31 | 2006/04/30 |

### Aggregated Options Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2001 by each of the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

| Name | Securities Acquired on Exercise (#)(1) | Aggregate Value Realized ($) | Unexercised Options/SARs at Fiscal Year-End (#)(2) Exercisable/ Unexercisable | Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(2)(3) Exercisable/ Unexercisable |
|---|---|---|---|---|
| Clive T. Johnson | Nil | Nil | 2,650,000/0 | 142,500/0 |
| Roger Richer | Nil | Nil | 550,000/0 | 28,500/0 |
| Tom Garagan | Nil | Nil | 545,000/0 | 28,500/0 |
| Dennis Stansbury | Nil | Nil | 410,000/0 | 19,000/0 |
| George Johnson | Nil | Nil | 400,000/0 | 28,500/0 |

(1) Number of shares of the Company acquired on the exercise of stock options.
(2) As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.
(3) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2001 of $0.50, less the exercise price of in-the-money stock options.

4. Option and SAR Repricings

No stock options were repriced during the fiscal year ended December 31, 2001.

5. Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

6. Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2001 the Company had five Named Executive Officers as set out in the Summary Compensation Table above. The Company has a formal employment agreement (the "Employment Agreement") dated July 3, 1990, as amended August 29, 1991, with Clive Johnson, one of its Named Executive Officers. The Employment Agreement has an indefinite term and is subject to termination in certain events. In the event of termination of Mr. Johnson's employment for other than just cause (as defined therein) the Employment Agreement provides for payment by the Company of a severance allowance payable as follows:

(1) an amount equal to his aggregate salary for the preceding 12 months, payable at the time of termination;
(2) an amount equal to 100% of such aggregate salary, payable one year after termination; and
(3) an amount equal to 100% of such aggregate salary, payable two years after termination.

The Employment Agreement provides that if any such severance allowance is paid, Mr. Johnson is prohibited from engaging in any activity competitive with the Company's business, which includes engaging in mining operation within an area of five miles from any mineral properties being explored or developed by the Company at termination, for a period of one year following termination, except with the written consent of the Company.

The Employment Agreement provides for annual review of the salary of Mr. Johnson and a minimum annual increase of 10%. The current salary is fixed at $402,627 per annum. Mr. Johnson's 10% increase was deferred for the years 1999, 2000 and 2001. In addition, pursuant to the Employment Agreement, Mr. Johnson receives a car allowance of $14,400 per annum.

Each of Messrs. Richer, Garagan and Stansbury, all Named Executive Officers, has an employment agreement with the Company, dated for reference as of the 1st day of November, 1996. Mr. George Johnson has an employment agreement with the Company dated August 11, 1999. The terms of these employment agreements are similar to the Employment Agreement of Mr. Clive Johnson described above except that an amount of 50% of the annual salary will be paid in the second year following termination without cause and there is no prohibition against engaging in activity competitive with the Company's business. Under the terms of these employment agreements the salaries are subject to review annually however there is no minimum increase. There have not been salary increases under these employment agreements for the past four years. The respective current annual salaries under these employment agreements are as follows:

| | |
|---|---|
| Roger Richer | $185,000 |
| Tom Garagan | $185,000 |
| Dennis Stansbury | US$127,500 |
| George Johnson | $275,000 |

On January 1, 2001, Messrs. Clive Johnson, George Johnson, Roger Richer, Tom Garagan and Dennis Stansbury voluntarily agreed to a 30% reduction in their annual salaries. On April 1, 2001, the 30% reduction was reduced to a 15% reduction for Messrs. Clive Johnson, Roger Richer, Tom Garagan and Dennis Stansbury whereas Mr. George Johnson's salary was reinstated in its entirety. Subsequently, on February 13, 2002, the salaries of Messrs. Clive Johnson, Roger Richer, Tom Garagan and Dennis Stansbury were reinstated effective February 1, 2002 to their previous levels. In February 2002, Messrs. Clive Johnson, George Johnson, Roger Richer and Tom Garagan were granted a bonus amounting to the difference between their salary entitlement prior to the salary reductions and the amount actually paid to them to February 1, 2002. The bonus amounts were as follows:

| | |
|---|---|
| Clive Johnson | $74,051 |
| George Johnson | $20,625 |
| Roger Richer | $34,708 |
| Tom Garagan | $34,708 |

In addition, Mr. Richer and Mr. George Johnson are each paid a car allowance of $1,200 per month. The employment agreement with Mr. Stansbury provides for use of a Company vehicle. All the employment agreements provide for basic medical and dental plans, an allowance for a sport or social club membership, reimbursement of all reasonable travel expenses incurred in connection with the business of the Company or any of its subsidiaries and the maintenance of life insurance or equivalent death benefits to a maximum of 200% of the employee's annual salary.

## 7. Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors of the Company is comprised of Neil Woodyer, Thomas I.A. Allen and Cole E. McFarland, all directors of the Company, none of whom is or was during the most recently completed year an officer or employee of the Company or any of its subsidiaries, or an executive officer of the Company.

## 8. Report on Executive Compensation

The Company's executive compensation program is supervised by the Compensation Committee (the "Committee") of the Board of Directors. The Committee has, as part of its mandate, responsibility for reviewing recommendations from management for subsequent approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the Company. The Committee also monitors the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

### Executive Compensation Program

The Company's executive compensation program is based on pay for performance philosophy. It is comprised of three elements:

1. base salaries which are set at levels which are competitive with the base salaries paid by comparable corporations of a comparable size within the mining industry and with operations at approximately the same state, thereby enabling the Company to compete for and retain executives critical to the Company's long term success;
2. annual bonuses which are considered from time to time; and
3. share ownership opportunities through a stock option plan which provides additional incentive and aligns the interests of executive officers with the longer term interests of shareholders.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, possible bonus and a longer term incentive in the form of stock options. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards bonus and stock options, thereby increasing the mutual interest between executive officers and shareholders. The level of base salary for each employee within a specified range is determined by past performances, as well as by the level of responsibility and the importance of the position to the Company.

The Committee's recommendations for base salaries and bonuses, if any, for the senior executive officers, are submitted to the Board of Directors of the Company for approval.

### Stock Options

The Company's Stock Option Plan ("the Stock Option Plan") is administered by the Board of Directors, in conjunction with recommendations made by the Company's Compensation Committee. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.

The number of stock options which may be issued under the Stock Option Plan in aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options usually have a five year term, and are exercisable at the market price (as defined in the Stock Option Plan) of the Company's common shares on the date of grant. A holder of stock options must be a Director, officer, employee or consultant of the Company or its associated, affiliated, controlled or subsidiary companies in order to exercise stock options.

Other Compensation

The Company's Chief Executive Officer has entered into an employment agreement with the Company which specifies the minimum increase in the level of annual base salary to be paid to such executive, as well as other terms of employment (see above for detailed descriptions). The employment agreement was approved by the Board of Directors.

The foregoing report, dated May 13, 2002, has been reviewed by Neil Woodyer, Thomas I.A. Allen and Cole E. McFarland.

## 9. Performance Graph

Shareholder Return Performance Graph

The Chart below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the TSE 300 Stock Index for the five fiscal year period commencing December 31, 1996 and ending December 31, 2001.



Shareholder Return Performance Graph
160
140
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
Bema Gold Corporation
The S&P/TSX Composite Index


Note: Assumes that the initial value of the investments on The Toronto Stock Exchange in the Company's common shares and in each of the indices was $100.00 on December 31, 1996 and that any dividends were reinvested.

## 10. Compensation of Directors

Effective January 1, 2001, the directors voluntarily agreed to a reduction of 15% in their $10,000 annual retainers. In 2001, each director of the Company who is not an employee of the Company was paid an annual retainer of $8,500 and a fee of $1,000 per full board meeting. Directors entitled to receive such remuneration who are also members of board committees are paid a $1,000 fee per committee meeting attended. The Chairman of each of the Audit and Compensation committees is paid an annual retainer of $2,500. The annual retainers were reinstated to the previous levels effective February 1, 2002.

In 2001 the following amounts were paid to directors with respect to the above services:

| | |
|---|---|
| Thomas I.A. Allen | $19,375 |
| R. Stuart Angus | $18,500 |
| Erwin J. Haas | $11,375 |
| Eulogio Perez-Cotapos | $13,375 |
| Cole E. McFarland | $19,375 |
| Barry D. Rayment | $13,375 |
| Neil Woodyer | $19,250 |

Stikeman Elliott and Fasken Martineau DuMoulin, law firms in which R. Stuart Angus, a director of the Company, was a senior partner during the first month and last 11 months respectively of fiscal 2001, charged the company an aggregate of $31,355 and $116,052 during those periods respectively for professional services rendered and out-of-pocket expenses during the 2001 fiscal year.

Mr. Neil Woodyer is a director of the Company and a principal of Endeavour Financial Corporation and Endeavour Capital Corporation ("Endeavour"). Endeavour, under certain financial consulting arrangements with the Company, charged the Company $93,804 as consulting fees for financial advisory services rendered and out-of-pocket expenses during the fiscal year ended December 31, 2001. See "Interest of Insiders in Material Transactions" below for further fees paid to Endeavour during the year.

Cariola, Diez, Perez-Cotapos & Cia. Ltd., a law firm in which Eulogio Perez-Cotapos, a director of the Company, was a partner during 2001 charged the Company $37,746 for professional services rendered and out-of-pocket expenses during the 2001 financial year.

The Company granted stock options to certain directors who are not Named Executive Officers. The following table sets forth stock options granted by the Company during the fiscal year ended December 31, 2001, to directors who are not Named Executive Officers of the Company, as a group:

| Name | Securties Under Options/SARs Granted | % of Total Options/SARs Granted to Employees in Fiscal Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Directors who are not Named Executive Officers (7) | 455,000 | 15.6 | 0.31 | 0.31 | 2006/04/30 |

No stock options were exercised by the directors who are not the Named Executive Officers during the fiscal year ended December 31, 2001.

## STATEMENT OF CORPORATE GOVERNANCE REPORT PRACTICES

### General

In February 1995, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report (the "TSX Report") containing a series of guidelines for effective corporate governance. These guidelines deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of ensuring sound corporate governance. The TSX has, in accordance with a recommendation contained in the TSX Report adopted as a listing requirement that disclosure be made by each listed company of its corporate governance system with reference to the guidelines set out in the TSX Report. In accordance with that listing requirement, particulars of the Company's corporate governance system are set forth below together with the plans of the Board of Directors of the Company (the "Board") to assure a greater degree of compliance with the guidelines during the current and future fiscal years of the Company.

### Mandate of the Board of Directors

The mandate of the Board is to supervise the management of the affairs and business of the Company. The Board's principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company's business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. Every director is required to act honestly and in good faith in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.

### Composition of the Board of Directors

One of the guidelines in the TSX Report makes it the responsibility of each board to make a determination of the status of each of its board members as related, unrelated, outside or inside, as such terms are defined or understood in the TSX Report. The Board is currently composed of nine directors, seven outside directors, being directors who are not officers or employees of the Company and two inside directors. The Board has further determined that of its seven outside directors, four are unrelated directors, (i.e. a director who is independent of management and is free from any interest or any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act in the best interest of the Company, other than interests arising from shareholdings). Three outside directors provide services to the Company on a consulting basis and therefore may be considered to be related directors. The two inside directors are by definition, also related directors.

The TSX Report recommends that each board examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board has considered this guideline and has determined nine as the optimum number of members for the Board of the Company at this time. The members of the Board of Directors have been chosen on the basis of their skill, expertise and experience in the international gold mining industry and other businesses as well as their ability to actively contribute on the broad range of issues with which the Board must deal.

### Significant Shareholder

The Company does not have a "significant shareholder", which by the definition in the TSX Report is a "shareholder with the ability to exercise a majority of the votes for the election of the board of directors".

### *Board Independence*

A guideline in the TSX Report provides that the board should have the responsibility to ensure that the board functions independently of management. While it is not a firm guideline, the TSX Report suggest that the independence of the board is most simply assured by separating the office of Chairman and the Board from that of the Chief Executive Officer.

Mr. Clive Johnson is Chairman of the Board of Directors and Chief Executive Officer of the Company. In the view of the Board, the fact that Mr. Johnson occupies both officer does not impair the ability of the Board to act independently of management. The board has reached this conclusion for various reasons, including the number of unrelated directors and independent directors on the Board.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Company's management. The Audit Committee and the Compensation Committee consist of a majority of directors who are unrelated to the Company's management.

The Board has not constituted a Nominating Committee for the purpose of proposing to the full Board new nominees for election as Directors and for assessing Directors on an ongoing basis. Given the Company's current stage of development, the Board is presently of the view that it functions effectively as a committee of the whole in this regard. Nonetheless, it will continue to monitor its effectiveness on an ongoing basis with a view to fully implementing the TSX guidelines at the appropriate time.

*Board Committees*

The Board has established three committees: the Audit Committee, the Compensation Committee and the Hedging Committee. Ad hoc committees of the Board may be appointed from time to time. The guidelines in the TSX Report states that board committees should be comprised of outside directors but go on to state that a majority of their members should be unrelated directors.

The Company does not have a Nominating Committee. The full Board assumes responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.

The Company does not have a Corporate Governance Committee. The full Board assumes responsibility for developing the Company's approach to corporate governance and has mandated itself to:

1. Consider from time to time new nominees to the Board of Directors;
2. Develop and implement an orientation and educational program for new recruits to the Board in order to familiarize new directors with the business of the Company, its management and professional advisers and its facilities;
3. Develop and implement a process for assessing the effectiveness of the Board and its committee and for assessing the contribution of each of the Company's directors;
4. Continue to develop the Company's approach to corporate governance issues; and
5. Review and respond to requests by individual directors of the Company to engage outside advisers at the expense of the Company.

**Audit Committee**

The Audit Committee is comprised of three directors, two of whom are unrelated directors. The Audit Committee is comprised of R. Stuart Angus, Thomas Allen and Cole McFarland. The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company's internal accounting controls and the resolution of issues identified by the Company's auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting.

**Compensation Committee**

The Company's Compensation Committee consists of Neil Woodyer, Thomas Allen and Cole McFarland, the latter two of whom are unrelated directors. The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, makes recommendations to the Board on the Company's stock option plan and delivers an annual report to shareholders on executive compensation.

**Hedging Committee**

The Hedging Committee consists of Clive Johnson and Neil Woodyer.

Decisions Requiring Prior Approval by the Board

The Board has delegated the day-to-day management of the business and affairs of the Company to the senior management of the Company, subject to compliance with strategic and capital plans approved from time to time by the Board. Prior approval by the Board is also required in many specific instances under the Company Act (British Columbia), securities legislation and the by-laws, rules and policies of the TSX.

*Board Performance*

It is the responsibility of the Chairman of the Board to ensure the effective operation of the Board. The Chairman meets with directors to discuss the effectiveness of the processes the Board follows and the quality of information provided to the directors by management.

*Shareholder Feedback and Concerns*

The Company seeks to provide to its shareholders clear and accessible information on the Company's operation.

The officers and senior management of the Company routinely make themselves available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholder concerns are brought to the attention of the management of the Company or the Board.

*Management Performance*

The Board expects management of the Company to conduct the business of the Company in accordance with the Company's ongoing strategic plan and to meet or surpass the annual and long-term goals of the Company set by the Board in consultation with management. As part of its annual strategic planning process, the Board specifies its expectation of management both over the next financial year and in the context of the Company's long-term goals. The Board reviews management's progress in meeting these expectations at Board meetings normally held every quarter.

*Conclusion*

The Company has adopted substantially all of the recommendations for improved corporate governance contained in the TSX Report. In certain areas the Board has determined that the TSX guidelines are not appropriate for the conduct of the Company's business at this stage of its development. However, the Board of Directors continuously reviews its corporate governance practices to determine if any changes are necessary.

## INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The following tables sets forth the indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director and each associate of any such director, officer or proposed nominee in respect of indebtedness to the Company since the beginning of the most recently completed financial year.

| Name and Principal Position | Involvement of the Company | Largest Amount Outstanding During Last Completed Financial Year | Amount Outstanding as At May 1, 2002 | Financially Assisted Securities Purchases During Last Completed Financial Year | Security for Indebtedness |
|---|---|---|---|---|---|
| Clive T. Johnson Chief Executive Officer, Chairman and President | Lender | $53,061 (1)<br><br>$500,000 (2) | $53,687 (1)<br><br>$500,000 (2) | Nil | Nil |

(1) This amount represents the balance of loans originally advanced during 1986 and 1987. The loans were advanced as employee share purchase loans, repayable in annual installment over ten years and, if in default, bear interest at prime plus ¼%

(2) Interest free loan granted under employment agreement with the Company.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2001 being the commencement of the Company's last completed financial year, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed elsewhere in this Information Circular and except for the fact that certain of the directors or officers of the Company are also directors and/or officers and/or securityholders of other publicly traded companies of which the Company is the largest shareholder. Particulars of those companies are as follows:

1. Consolidated Westview Resource Corp. ("Westview"), a TSX Venture Exchange listed company of which the Company holds approximately 45% of its issued and outstanding shares. Messrs. Clive Johnson, Roger Richer, Tom Garagan and Mark Corra, directors and/or officers of the Company are also directors and/or officers and/or securityholders of Westview.

2. Consolidated Puma Minerals Corp. ("Puma"), a TSX Venture Exchange listed company of which the Company holds approximately 33% of its issued and outstanding shares. Messrs. Clive Johnson, Barry Rayment, Roger Richer, directors and/or officers of the Company are also directors and/or officers and/or securityholders of Puma,

3. Victoria Resource Corporation ("Victoria"), a TSX Venture Exchange listed company of which the Company hold approximately 43% of its issued and outstanding shares. Messrs. Clive Johnson, and Roger Richer, Tom Garagan and Mark Corra, directors and/or officers of the Company are also directors and/or officers and/or securityholders of Victoria.

The Company has since January 1, 2001 entered into transactions and arrangements with these Companies, however, such transactions and arrangements are not considered material to the Company.

In addition to the foregoing, the Company was involved in the following transactions with Endeavour Financial Corporation (Endeavour Financial) and Endeavour Capital Corporation (Endeavour Capital). Mr. Neil Woodyer, a director of the Company, is a director of Endeavour Capital and is otherwise related to Endeavour Financial, the latter having provided financial consulting services to the Company and the former having provided financing to the Company during 2001.

1. In connection with the Julietta project loans, the Company issued a convertible promissory note in the amount of US$700,000 to pay Endeavour Financial a transaction fee on closing equal to 2% of the aggregate project loan facility. On February 9, 2001, the Company issued 2,748,644 common shares to Endeavour Financial upon full conversion of the note.

2. In June 2000, the Company negotiated a US$3,000,000 principal amount bridge loan facility, with Endeavour Capital as to US$2,000,000 of the facility. On February 9, 2001, the Company issued 2,258,808 common shares to Endeavour Capital in payment of the remaining US$500,000 principal amount of the facility and settlement of extension fees of US$64,664.

3. In connection with the sale by the Company of all direct and indirect interest and rights held in the Lo Increible gold property in Venezuela, in 2001 the Company paid Endeavour Financial a transaction fee of US$194,000 or 2% of the value paid by Crystallex International Corporation.

4. Pursuant to the terms of a Financial Services Agreement between the Company and Endeavour Financial, the Company issued a promissory note in the amount of $US60,000 to Endeavour Financial. On November 26, 2001, the Company issued 177,167 common shares to Endeavour Capital Corporation on conversion of 100% of the principal amount of the note.

## APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accounts, of Vancouver, British Columbia, as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the Company since November 6, 1996.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

## STOCK OPTION PLAN

The Company has an incentive stock option plan (the "Plan") for the granting of incentive stock options from time to time to directors, employees, officers and consultants providing substantial services to the Company and its associated, affiliated, controlled and subsidiary companies (collectively the "Eligible Persons"), as the Board or the duly appointed Compensation Committee of the Board designates. The Company first implemented an incentive stock option plan in 1991. The current plan was adopted by shareholders on May 24, 1995 and amended on September 10, 1997 and on June 9, 1999.

Under the Plan, options may be granted to Eligible Persons to purchase from the Company such number of its common shares as the Board or its Compensation Committee may designate. Pursuant to paragraph 1 of the current Plan, options may be granted on authorized but unissued common shares up to but not exceeding an aggregate of 15,000,000 common shares of the Company, provided that the total number of common shares to be optioned to any one optionee may not exceed 5% of the issued common shares of the Company at the time of grant.

The Company currently has remaining an aggregate of 1,152,750 common shares reserved under its existing Plan and available for new stock options. Of the stock options granted under the Plan to date, an aggregate of 10,349,000 currently remain in effect and unexercised, representing approximately 5.2% of the current issued and outstanding share capital.

Management and the Board considers it to be in the best interests of the Company for the shareholders to adopt an amendment to paragraph 1 of the Plan to increase the maximum number of common shares reserved for issue under the terms of the Plan by 4,800,000 to 19,800,000 in aggregate, subject to regulatory approval. The reservation of the additional 4,800,000 shares for options represents less than 3% of the Company's presently issued and outstanding share capital.

Management considers the current proposed amendment to be in the Company's best interest because the Plan is designed to give each option holder a parallel interest with the shareholders in preserving and maximizing shareholder value. In addition, it enables the Company to attract and retain qualified directors, officers and employees with experience and ability, and to reward these individuals for current and expected future performance.

Under the existing terms of the Plan the purchase price per common share for any option granted under the Plan may not be less than the closing price of the Company's shares on The Toronto Stock Exchange on the last trading day immediately preceding the date of the grant. Pursuant to the Plan, options must be granted pursuant to an option agreement in a form that complies with the rules and policies of The Toronto Stock Exchange, which provide as follows:

(a) all options granted shall be non-assignable;

(b) an option must be exercisable during a period not extending beyond 10 years from the time of grant.

In accordance with the rules and policies of The Toronto Stock Exchange, the proposed amendment to the Plan must be approved by a majority of the votes cast at the meeting. Accordingly, the shareholders will be asked at the annual general meeting to pass an ordinary resolution in the following terms:

> "RESOLVED that the amendment of the Company's Incentive Stock Option Plan as adopted by the shareholders on May 24, 1995 and amended on September 10, 1997 and on June 9, 1999, (the "Plan") to increase the maximum number of shares reserved for stock options under the Plan from 15,000,000 to 19,800,000 shares, as more particularly set out in the Information Circular dated May 17, 2002, is hereby approved."

## CONTINUANCE

### General

The *Company Act* (British Columbia) ("BCCA") requires that a majority of directors of a company be Canadian residents and that at least one director be resident in British Columbia. It has been determined to continue (the "Continuance") the Company from the BCCA to the *Canadian Business Corporations Act* ("CBCA") in order that the board of directors of the Company need not be comprised of a majority of Canadian residents, thereby giving the Company greater flexibility in establishing a strong Board of Directors.

The proposed Continuance requires the adoption by the Company of a new form of Articles and By-laws pursuant to the CBCA, copies of which are attached as Schedule "A" and "B" to this Information Circular.

Accordingly, the shareholders are being asked to pass a special resolution (the "Continuance Resolution"), subject to regulatory approval, authorizing the Continuance and the adoption of the new form of Articles and By-laws under the provisions of the CBCA.

In addition, under the CBCA a Company is permitted to have an unlimited authorized capital. Accordingly, the Company is proposing to increase its authorized capital from 300,000,000 common shares to an unlimited number of common shares.

In order to effect the Continuance, the following steps must be taken:

1. pursuant to the provisions of the BCCA, the Company must obtain the approval of the Shareholders by special resolution, being a resolution passed by not less than three-quarters of the votes cast by the shareholders who vote in person or by proxy in respect of the Continuance Resolution (a "Special Resolution");

2. the Company must apply to the Registrar under the BCCA for approval of the Continuance from British Columbia; and

3. the Company must apply to the Director under the CBCA for a Certificate of Continuance.

Upon the Continuance under the CBCA becoming effective, the Company will become a corporation to which the CBCA applies as if it had been incorporated under the CBCA, and the BCCA will cease to apply to the Company.

**Differences between the British Columbia Company Act and the Canada Business Corporation Act**

*Corporate Governance Differences*

In general terms, the CBCA provides to shareholders substantively the same rights as are available to shareholders under the BCCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, certain differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies. There is also a difference between the CBCA and BCCA in the definition of "special resolution" which, under the CBCA requires a 2/3 majority vote of the voting shareholders of a corporation and under the BCCA, requires a 3/4 majority vote of the voting shareholders of a company.

The following is a summary comparison of certain provisions of the BCCA and the CBCA, which pertain to rights of the shareholders. **This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding all of the implications of the Continuance.** A copy of the CBCA will be available at the Meeting. The proposed Articles of Continuance are attached as Schedule "A" to this Information Circular. A copy of the proposed By-laws of the Company are attached as Schedule "B" to this Information Circular.

*Sale of All or Substantially All of the Undertaking*

Under the BCCA, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only with shareholder approval by not less than 3/4 of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company.

The CBCA requires approval of the holders of 2/3 of the shares of a corporation represented at a duly called meeting in order to proceed with a sale, lease or exchange of all or substantially all of the property of the corporation. Each share of the corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote. Holders of shares of a class or series can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

*Amendments to the Charter Documents*

Any substantive change to the corporate charter of a company under the BCCA, such as an alteration of the restrictions, if any, on the business carried on by the company, a change in the name of the company or an increase or reduction of the authorized capital of the company, requires a special resolution passed by not less than 3/4 of the votes cast by shareholders voting in person or by proxy at a general meeting of the company. Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuance of a company out of the jurisdiction require a special resolution passed by not less than 3/4 of the votes cast by the holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions. As well, the holders of not less than 10% of the voting shares of the company who voted against, or of not less than 10% of a class of shares affected by, a change in the special rights and restrictions attached to a class of shares may apply to the court to have the resolutions approving the change set aside.

Under the CBCA, such changes to the charter documents require a resolution passed by not less than 2/3 of the votes cast by shareholders voting in person or by proxy on the resolution authorizing the alteration and where certain specified rights of the holders of a class or series of shares are affected differently by the alteration than the rights of the holders of other classes of shares, or in the case of holders of a series of shares in a manner different from other shares of the same class, a resolution passed by not less than 2/3 of the votes cast by the holders of shares of each class, or series, as the case may be, even if such class or series is not otherwise entitled to vote. A resolution to amalgamate a CBCA corporation requires a special resolution passed by not less than 2/3 of the votes cast by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

*Rights of Dissent and Appraisal*

The BCCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

1. continue out of the jurisdiction (see "Rights of Dissent in Respect of the Continuance" below);

2. provide financial assistance to a person for the purchase of the company's shares;

3. sell, lease or exchange all or substantially all of the property of a company other than in the ordinary course of business;

4. enter into a statutory amalgamation; or

5. alter any restriction on the business carried on or to be carried on by it.

The CBCA contains a similar dissent remedy, subject to certain qualifications. Regarding item (2) above, the CBCA does not provide for a right to dissent if a corporation provides financial assistance to a person for the purchase of shares in the corporation. Regarding item (4) above, under the CBCA, there is no right of dissent in respect of an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation. On such an application, the Court does not have jurisdiction to order that an applicant be paid fair value for a shareholder's shares. The procedure for exercising the dissent remedy is also different than that contained in the BCCA.

The CBCA also contains a dissent remedy where a corporation resolves to amend its Articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of a class.

*Oppression Remedies*

Under the BCCA, a shareholder of a company has the right to apply to the Supreme Court of British Columbia on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application the Supreme Court of British Columbia may make such order as it sees fit, including an order to prohibit any act proposed by the company.

The CBCA contains rights that are substantially broader in that they are available to a larger class of complainants. Under the CBCA a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the Court, is a proper person to seek an oppression remedy may apply to the Court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates: (i) any act or omission of the corporation or its affiliates effects a result; (ii) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; (iii) or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner; that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

*Shareholder Derivative Actions*

Under the BCCA a shareholder or director of a company may, with leave of the Supreme Court of British Columbia, bring an action in the name and on behalf of a company to enforce an obligation owed to that company that could be enforced by the company itself or to obtain damages for any breach of such an obligation.

A broader right to bring a derivative action is contained in the CBCA and this right extends to shareholders, former shareholders, directors, former directors, officers or former officers of a corporation or its affiliates, and any person who, in the discretion of the Court, is a proper person to make an application to the Court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced, with leave of the Court, in the name and on behalf of a corporation or any of its subsidiaries.

*Requisition of Meetings*

The BCCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting within four months.

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting to require the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

*Place of Meetings*

The BCCA requires that all meetings of shareholders be held in British Columbia unless consent of the Registrar under the BCCA is otherwise obtained.

The CBCA provides that meeting of shareholders may be held at the place within Canada where the By-laws so provide or, in the absence of such provision, at the place within Canada that the directors determine.

*Directors*

The BCCA provides that a reporting company must have a minimum of three directors, a majority of whom must be ordinarily resident in Canada and a least one of whom must be a resident of British Columbia.

The CBCA only requires that 25% of the board of directors be resident in Canada. The CBCA provides only that a reporting corporation must have a minimum of three directors, regardless of residency, provided that at least two of the directors are not officers or employees of the corporation or its affiliates.

Rights of Dissent in Respect of the Continuance

Pursuant to section 37 of the BCCA, the shareholders are entitled to dissent in respect of the Continuance so long as they provide the Company with notice of their objection to the Continuance not less than two business days prior to the meeting and they otherwise comply with the requirements of Section 207, a copy of which is attached as Schedule "C" to this Information Circular. A brief summary of the provisions of Section 207 of the BCCA is set out below.

Under the BCCA, a shareholder who wishes to exercise a right of dissent from the Continuance Resolution must deliver a written notice of dissent to the Continuance Resolution of the Company by registered mail to, or by delivery to, Bema Gold Corporation at 18th Floor, 1138 Melville Street, Vancouver, B.C., V6E 4S3, Attention: The President, no later than 5:00 p.m. on June 26, 2002.

Neither a vote against the Continuance Resolution, nor an abstention or the execution or exercise of a Proxy to vote against such resolution will constitute notice of dissent, but a member need not vote against such resolution to object. However, a shareholder who consents to or votes, other than as a proxy for another shareholder whose proxy required an affirmative vote, in favour of such resolution or otherwise acts inconsistently with the dissent will cease to be entitled to exercise any rights of dissent. A shareholder must dissent with respect to all common shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name.

If the Continuance Resolution is approved by the shareholders and if the Company notifies the dissenting member of its intention to act upon the Continuance Resolution, the dissenting shareholder is then required within 14 days after the Company gives such notice, to send a notice that he requires the Company to purchase all of his common shares, and deliver the share certificates representing the common shares of the Company, to the Company. Upon delivery of a demand for payment in accordance with the BCCA, a shareholder is bound to sell, and the Company is bound to purchase his common shares at their fair value as of the day before the date on which the Continuance Resolution was passed, including any appreciation or depreciation in anticipation of the vote on such resolution, and every dissenting shareholder who is otherwise in compliance with Section 207 of the BCCA must be paid the same price.

A dissenting shareholder who has sent a demand for payment, or the Company, may apply to the Supreme Court of British Columbia, after the adoption of the Continuance Resolution, as the case may be, and the Supreme Court of British Columbia may:

1. require the dissenting shareholder to sell and the Company to purchase those common shares in respect of which a demand for payment has been given;

2. fix the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case, having due regard for the rights of creditors;

3. join in the application any other dissenting shareholder who has delivered a demand for payment; and

4. make consequential orders and give directions it considers appropriate.

No dissenting shareholder who has delivered a demand for payment may vote or exercise or assert any rights of a shareholder in respect of those common shares for which a demand for payment has been given, other than the right to receive payment for such shares. Until a shareholder who has delivered a demand for payment is paid in full, that shareholder may exercise and assert all the rights of a creditor of the Company. No dissenting shareholder may withdraw his demand for payment unless the Company consents. If the Continuance is implemented, a dissenting shareholder who is ultimately not entitled to be paid fair value for his common shares for any reason, including the withdrawal of his demand for payment or the failure of the dissenting shareholder to comply with each of the steps required to dissent, shall be deemed to have participated in the Continuance on the same basis as any non-dissenting shareholder.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his common shares. Section 207 of the BCCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of a dissenter's rights. Accordingly, each shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section, the full text of which is set out in Schedule "C" to this Information Circular, and consult such shareholder's legal advisor.

**Persons who are beneficial owners of common shares of the Company registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED MEMBER IS ENTITLED TO DISSENT. A Shareholder of the Company who beneficially owns common shares but is not the registered holder thereof, should contact the registered holder of his common shares for assistance.**

**The Continuance Resolution**

Based on the foregoing discussion, management of the Company believes that it is in the best interests of the Company and the Shareholders to transfer the jurisdiction of the incorporation of the Company to the *Canadian Business Corporations Act.* Accordingly, the Shareholders are being asked to approve the Continuance Resolution below. For the Continuance Resolution to be passed, the BCCA requires the affirmative vote of not less than three-quarters (75%) of the votes cast in person or by proxy by Shareholders who, being entitled to do so, vote on the Continuance Resolution at the Meeting.

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the continuance (the "Continuance") of Bema Gold Corporation's (the "Company's") jurisdiction of the incorporation from British Columbia to the *Canada Business Corporations Act* be and is hereby approved;

2. the Company obtain the approval of the Registrar of Companies under the *Company Act* (British Columbia) for the Company to continue out of British Columbia and to be continued into and registered as a "Corporation" under the *Canada Business Corporations Act;*

3. the Company make application to the Director under the *Canadian Business Corporations Act* for consent to be continued into and registered as a "Corporation" in Canada under the name "Bema Gold Corporation";

4. the authorized capital of the Company be increased from 300,000,000 common shares without par value to an unlimited number of common shares without par value;

5. effective on the date of the Continuance as a corporation under the *Canadian Business Corporations Act,* the Company adopt the articles of continuance (the "Articles of Continuance") and the by-laws (the "By-Laws") in substantially the forms attached as Schedule "A" and Schedule "B" respectively to the Information Circular of the Company dated May 17, 2002, in substitution for the existing Memorandum and Articles of the Company, and such Articles of Continuance and By-Laws be, and they are hereby, approved;

6. notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company are hereby authorized, at their discretion, to determine, at any time, not to proceed with the Continuance, without further approval of shareholders of the Company; and

7. any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing special resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions."

In absence of instructions to the contrary, the persons named in the enclosed Proxy intend to vote to approve the Continuance Resolution.

### Recommendations of the Directors

The Board of Directors of the Company has reviewed the Continuance Resolution and the board has unanimously concluded that the Continuance is fair and in the best interests of the Company and the Shareholders. The Board of Directors of the Company recommends that the Shareholders vote in favour of the Continuance Resolution.

### Timing of Filing of Articles of Continuance

The Continuance is subject to the approval of the Registrar under the BCCA, the Director under the CBCA, the Toronto Stock Exchange ("TSX") and to all other regulatory approvals. Application has been or is being made for these approvals and management of the Company anticipates no difficulty in securing these approvals in the ordinary course. Notwithstanding the approval of the Continuance Resolution by the Shareholders, the directors of the Company may abandon the application for the Continuance without further approval of the Shareholders at any time prior to the issuance of a Certificate of Continuation giving effect to the Continuance by the Director under the CBCA.

If the Continuance Resolution is passed at the Meeting, management of the Company intends to file the necessary documents to effect the Continuance immediately.

The Special Resolution authorizing the Continuance empower the directors of the Company to revoke the Special Resolution, without further approval of the Shareholders, at any time if the required consent of the TSX is not obtained or if such revocation is otherwise considered desirable by the directors.

## AVAILABILITY OF DISCLOSURE DOCUMENTS

Upon request to the Secretary of the Company, the following documents will be sent to a Shareholder without charge:

1. The Company's current Annual Information Form ("AIF"), together with one copy of any document, or pertinent pages of any document, incorporated by reference in the current AIF.

2. The Company's most recently filed comparative annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the issuer that have been filed for any period after the end of its most recently completed financial year.

3. The Company's information circular for its most recent annual meeting of shareholders that involved the election of directors or any annual filing prepared instead of that information circular, as appropriate.

## ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

The contents and the sending of this management proxy information circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 17th day of May 2002.

**BY ORDER OF THE BOARD OF DIRECTORS**

"*Clive T. Johnson* "
Clive T. Johnson
Chairman, President and Chief Executive Officer

Schedule "A"

| Industry Canada<br><br>Canada Business Corporations Act | Industrie Canada<br><br>Loi canadienne sur les sociétés par actions | FORM 11<br>ARTICLES OF CONTINUANCE<br>(SECTION 187) | FORMULE 11<br>CLAUSES DE PROROGATION<br>(ARTICLE 187) |
|---|---|---|---|

1 - Name of the Corporation — Dénomination sociale de la société

Bema Gold Corporation

2 - The province or territory in Canada where the registered office is to be situated — La province ou le territoire au Canada où se situera le siège social

Province of British Columbia

3 - The classes and the maximum number of shares that the corporation is authorized to issue — Catégories et le nombre maximal d'actions que la société est autorisée à émettre

Unlimited number of common shares

4 - Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

None

5 - Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

A minimum of 3 and a maximum of 15

6 - Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 - (1) If change of name effected, previous name — (1) S'il y a changement de denomination sociale, indiquer la dénomination sociale antérieure

N/A

(2) Details of incorporation — (2) Détails de la constitution

Amalgamated under the *Company Act* (British Columbia) on December 5, 1988 under the name "Bema Gold Corporation."

8 - Other provisions, if any — Autres dispositions, s'il y a lieu

See Schedule 1 attached.

| Date<br><br>○, 2002 | Signature | 7 - Capacity of - En qualité de |
|---|---|---|
| For Departmental Use Only<br>À L'usage du Ministére<br>Seulement<br><br>Corporation No.<br>N□ de la société | Printed Name - Nom en lettres moulées | |

Canada

# SCHEDULE 1

**Appointment of Additional Directors:** The Directors of the Corporation may, between annual general meetings of the Corporation, appoint one or more additional directors to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual general meeting, and in no event shall the total number of directors exceed the maximum number of directors fixed pursuant to paragraph 5 of the Articles of Continuance.

## SCHEDULE "B"

BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of

BEMA GOLD CORPORATION
(the "Corporation")

CONTENTS



## ARTICLE 1

## INTERPRETATION

1.1 Definitions –

(a) In the by-laws of the Corporation

(i) "Act" means the *Canada Business Corporations Act* and regulations made pursuant thereto, and any statute that may be substituted therefor, as from time to time amended, and any reference to a particular provision of the Act shall be deemed also to be a reference to any similar provision resulting from the amendment or replacement thereof;

(ii) "appoint" includes "elect" and vice-versa;

(iii) "Articles" means the articles attached to the Certificate of Continuance of the Corporation dated , 2002 as may from time to time be amended or restated;

(iv) "Board" means the board of directors of the Corporation;

(v) "by-laws" means this by-law as amended or restated and all other by-laws of the Corporation from time to time in force and effect;

(vi) "Chair" means the Chairperson of the Board;

(vii) "contracts, documents or instruments in writing" include, without limitation, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings;

(viii) "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" means a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(ix) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (British Columbia) and any statute that may be substituted therefor, as from time to time amended;

(x) "recorded address" means, in the case of a shareholder, the shareholder's address as recorded in the securities register of the Corporation; and in the case of joint shareholders, the address appearing in such securities register in respect of such joint holding or the first address so appearing if there is more than one; in the case of a director, the director's latest address as shown in the records of the Corporation or in the last notice of directors or notice of change of directors as filed in accordance with the Act; in the case of an officer or auditor, such person's address as recorded in the records of the Corporation; and in the case of the Corporation, its registered office;

(xi) "Signing Officer" means, in relation to any contracts, documents or instruments in writing, any person authorized to sign the same on behalf of the Corporation by section 2.2 or by any resolution passed pursuant thereto and, with respect to certificates for shares of the Corporation, means any person authorized to sign the same on behalf of the Corporation by or pursuant to section 7.7; and

(xii) "Unanimous Shareholders Agreement" means a written agreement among all the shareholders of the Corporation, or among all the shareholders and one or more persons who are not shareholders or a written declaration of a person who is the beneficial owner of all the issued shares of the Corporation, that restricts, in whole or in part, the powers of the directors to manage, or supervise the management of, the business and affairs of the Corporation, as from time to time amended.

(b) Subject to sub-section 1.1(a), terms defined in the Act and used herein shall, unless the context otherwise requires, have the same meaning herein as in the Act.

**1.2** **Gender and Number** – In this by-law, words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

**1.3** **References** – The terms "herein", "hereof", "hereby" and similar expressions refer to this by-law and not to any particular section or other portion hereof. References to an article, section, subsection or paragraph shall be construed as references to an article, section, subsection or paragraph of this by-law unless the context otherwise requires.

**1.4** **Headings** – The division of this by-law into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

ARTICLE 2

BUSINESS OF THE CORPORATION

2.1 Financial Year – Until changed by the Board, the financial year of the Corporation shall end on the 31st day of December.

2.2 Execution of Instruments – Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any officer or director of the Corporation. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or any class of instruments may or shall be signed on behalf of the Corporation. If at any time there shall be authorized only one director of the Corporation, then documents or instruments requiring the corporate seal may be signed by such director acting alone.

2.3 Voting Rights in Other Bodies Corporate – The Signing Officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time by resolution direct the manner in which and the person or persons by whom any particular voting right or class of voting rights may or shall be exercised.

2.4 Banking Arrangements – The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe.

2.5 Divisions – The Board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the Board or, subject to any direction by the Board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a) Subdivision and Consolidation – the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) Name – the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all places required by law; and

(c) Officers – the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officers so appointed, provided that any such officers shall not, as such, be officers of the Corporation.

## ARTICLE 3

## DIRECTORS

3.1 **Number of Directors** – The number of directors of the Corporation shall be that number stated in the Articles or if the Articles provide a maximum and minimum number, the Board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the Articles.

3.2 **Election and Removal of Directors** - At every annual general meeting, one third of the Directors, or, if their number is not a multiple of three, then the number nearest to but not exceeding one third shall retire from office.

The Directors to retire at each annual general meeting shall be those who have been longest in office since their last election or appointment. As between two or more Directors who have been in office an equal length of time those to retire shall, in default of agreement between them, be determined by lot. The length of time a Director has been in office shall be computed from his last election or appointment where he has previously vacated office.

A retiring Director shall be eligible for re-election and shall act as a director throughout the meeting at which he retires.

Where the Company fail to hold an annual general meeting in accordance with the Act, the retiring Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these By-laws and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected and remaining Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these By-laws until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these By-laws, such number shall be fixed at the number of Directors actually elected or continued in office.

**3.3** **Quorum** – Where the Corporation has fewer than three directors, all directors must be present at any meeting of directors to constitute a quorum. Subject to the Articles or by-laws, a majority of the number of directors or minimum number of directors required by the Articles constitutes a quorum at any meeting of directors but in no case shall a quorum be less than two-fifths of the number of directors or less than the minimum number of directors, as the case may be.

3.4 **Vacancies** – Subject to the Act, a quorum of the Board may fill a vacancy among the directors, howsoever arising, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors or a failure to elect the number or minimum number of directors provided for in the articles. If there is not a quorum of the Board, or if there has been failure to elect the number or the minimum number of directors provided for in the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

3.5 **Place of Meetings** – Meetings of the Board may be held at any place in or outside Canada.

3.6 **Calling of Meetings** – Meetings of the Board shall be held from time to time and at such place as the Board, the Chair, the managing director, the president or any two directors may determine.

3.7 **Notice of Meeting** – Notice of the time and place of each meeting of the Board shall be given in the manner provided in section 10.1 to each director not less than 48 hours before the time when the meeting is to be held. No notice of a meeting shall be necessary if all the directors in office are present or if those absent waive notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

3.8 Adjourned Meeting – Notice of an adjourned meeting of the Board is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.

3.9 Chair – The chair of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chair, managing director, president, or a vice-president. If all such officers are absent or unable or refuse or fail to act, the directors present shall choose one of their number to be chair of the meeting.

3.10 Votes to Govern – At all meetings of the Board, every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote.

3.11 Conflict of Interest – A director or officer who is a party to, or who is a director or officer of, or an individual acting in a similar capacity, of a party to, or has a material interest in a party to a material contract or material transaction, whether made or proposed, with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. Such a director shall not vote on any resolution to approve the contract or transaction except as provided by the Act.

3.12 Remuneration and Expenses – Subject to the Articles or any Unanimous Shareholder Agreement, the directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.13 First Meeting of New Board – Provided a quorum of directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.14 Regular Meetings – The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.15 Conference Calls and Other Communications – A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Bylaw shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

3.16 **Resolutions** – A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

## ARTICLE 4

## COMMITTEES

4.1 **Committees of the Board** – The Board may appoint one or more committees of directors, however designated, and delegate to any such committee any of the powers of the Board except those which, under the Act, a committee of directors has no authority to exercise.

4.2 **Transaction of Business** – The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

4.3 **Advisory Bodies** – The Board may from time to time appoint such advisory bodies as it may deem advisable.

4.4 **Procedure** – Unless otherwise determined by the Board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

## ARTICLE 5

## OFFICERS

5.1 **Appointment** – Subject to the provisions of the Act, the Articles and any Unanimous Shareholder Agreement, the Board may from time to time appoint a Chair, a managing director, a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. The Board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 5.2 and 5.3, an officer may but need not be a director.

5.2 **Chair** – The Board may from time to time appoint a Chair who shall be a director. If appointed, the Chair shall, subject to the provisions of the Act, the Articles or by-laws or any Unanimous Shareholder Agreement, have such other powers and duties as the Board may specify. During the absence or disability of the Chair, the Chair's duties shall be performed and the Chair's powers exercised by the managing director, if any, or by the president.

5.3 **Managing Director** – The Board may from time to time appoint a managing director who shall be a resident Canadian and a director. If appointed, the managing director shall, subject to the provisions of the Act, the Articles or by-laws or any Unanimous Shareholders Agreement, have such powers of the directors as may be delegated to the managing director by the Board.

5.4 **President** –The Board may from time to time appoint a President who shall have such powers and duties as the Board may specify.

5.5 Chief Executive Officer –

(a) The Board may by resolution designate any individual as the chief executive officer of the Corporation and may from time to time by resolution rescind any such designation and designate another individual as the chief executive officer of the Corporation. If the Board shall fail to designate an individual as the chief executive officer of the Corporation or if at any time or from time to time the Board shall rescind any such designation without designating another individual as the chief executive officer of the Corporation, the President shall be deemed to have been designated the chief executive officer of the Corporation until the Board designates another individual as the chief executive officer of the Corporation.

(b) An individual designated or deemed to have been designated as the chief executive officer of the Corporation pursuant to subsection 5.5(a) shall exercise general supervision over the affairs of the Corporation.

5.6 Vice-President – The Board may from time to time appoint one or more vice-presidents who shall have such powers and duties as the Board or the chief executive officer may specify.

5.7 Secretary – Unless otherwise determined by the Board, the secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board. The secretary shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at meetings of the Board, shareholders and committees of the Board, whether or not the secretary attends such meetings; the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board; the secretary shall be the custodian of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as the Board or the chief executive officer may specify.

5.8 Treasurer – The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safe keeping of securities and the disbursement of funds of the Corporation; the treasurer shall render to the Board whenever required an account of all of the treasurer's transactions and of the financial position of the Corporation; and the treasurer shall have such other powers and duties as the Board or the chief executive officer may specify.

5.9 Comptroller – The comptroller, if appointed, shall perform such of the duties of the treasurer as may be prescribed by the Board and shall perform such other duties and have such additional powers as may from time to time be prescribed by the Board or the president. The comptroller may also be known and designated as controller.

5.10 Powers and Duties of Other Officers – The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board or (except for those whose powers and duties are to be specified only by the Board) the chief executive officer may specify. The Board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

5.11 Agents and Attorneys – The Board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

Term of Office – The Board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise, each officer appointed by the Board shall hold office until his successor is appointed.

## ARTICLE 6

## PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.1 **Limitation of Liability** – Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

6.2 **Indemnity** – Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and such person's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which such individual is involved because of that association with the Corporation or other entity, if the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director of officer or in a similar capacity at the Corporation's request; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

6.3 **Insurance** – Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of the directors, officers and persons referred to in section 6.2, as the Board may from time to time determine.

## ARTICLE 7

## SHARES

7.1 **Allotment** – Subject to the Act, the Articles, the by-laws and any Unanimous Shareholders Agreement, the Board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

7.2 **Commissions** – The Board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of the person's purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.3 **Registration of Transfer** – Subject to the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by such holder's attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board, not exceeding the prescribed amount provided for under the Act, upon compliance with such restrictions on transfer as are authorized by the Articles and upon satisfaction of any lien referred to in section 7.5.

7.4 **Transfer Agents and Registrars** – The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers but one person may be appointed both registrar and transfer agent. The Board may at any time terminate any such appointment.

7.5 **Enforcement of Lien** – If the Articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder or a shareholder's legal representative for any debt of that shareholder to the Corporation, such lien may be enforced:

(a) where the shares are redeemable pursuant to the Articles, by redeeming such share or shares and applying the redemption price to the debt;

(b) subject to the Act, by purchasing the share or shares for cancellation for a price equal to the book value of such share or shares and applying the proceeds to the debt;

(c) by selling the share or shares to any third party whether or not such party is at arms length to the Corporation, and including, without limitation, any officer or director of the Corporation, for the best price which the directors consider to be obtainable for such share or shares; or by refusing to register a transfer of such share or shares until the debt is paid.

7.6 **Share Certificates** – Every holder of one or more shares of the Corporation shall be entitled, at the shareholder's option, to a share certificate, or to a non-transferrable written acknowledgement of the shareholder's right to obtain a share certificate, stating the number and class or series of shares held by such shareholder as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as the Board shall from time to time approve. Any share certificate shall be signed in accordance with section 2.2; provided that, unless the Board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. A share certificate shall be signed by at least one of the following persons, or the signature shall be printed or otherwise mechanically reproduced on the certificate: a director or officer of the Corporation or a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf. Any additional signatures required may be printed or otherwise mechanically reproduced. A share certificate executed as aforesaid shall be valid notwithstanding that one of the directors or officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

7.7 **Replacement of Share Certificates** – The Board or any officer or agent designated by the Board may in its or such person's discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

7.8 **Joint Shareholders** – If two (2) or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

7.9 **Deceased Shareholders** – In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

## ARTICLE 8

## MEETINGS OF SHAREHOLDERS

8.1 **Annual Meetings** – Subject to the Act, the annual meeting of shareholders shall be held at such time in each year as the Board may determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

8.2 **Special Meetings** – Subject to the Act, the Board shall have power to call a special meeting of shareholders at any time.

8.3 **Place of Meetings** –Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the Board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

8.4 **Participation in Meeting by Electronic Means** – If permitted by the Act, any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the regulations under the Act, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

8.5 **Meeting Held by Electronic Means** – If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the regulations under the Act, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.6 **Notice of Meetings** – Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section within the prescribed period under the Act to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

8.7 **List of Shareholders Entitled to Notice** – For every meeting of shareholders, the Corporation shall prepare an alphabetical list of its shareholders entitled to receive notice of a meeting showing the number of shares held by each shareholder. If a record date for the meeting for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders is fixed pursuant to section 8.8, the shareholders listed shall be those registered not later than ten days after that date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which the notice is given, or where no such notice is given, the day on which the meeting is held. A shareholder may examine the list of shareholders during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the meeting for which the list was prepared.

8.8 **Record Date for Notice** – The Board may, within the prescribed period required under the Act, fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and shareholders entitled to vote at a meeting of shareholders, provided that notice of any such record date is given within the prescribed period and in the manner provided under the Act, except where notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at close of business on the day the directors fix the record date. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

8.9 Meetings Without Notice – A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or waive notice of or otherwise consent to such meeting being held; and

(b) if the auditors, if any, and the directors are present or waive notice or otherwise consent to such meeting being held,

so long as such shareholders, auditors, if any, or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

At such a meeting any business may be transacted which a meeting of shareholders may transact.

8.10 Chair, Secretary and Scrutineers – The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: the chair, managing director, president or a vice-president. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, the persons present and entitled to vote thereat shall choose one of their number to be chair of the meeting. The Secretary of the Corporation shall be secretary of any meeting of shareholders, but if the Secretary of the Corporation is not present, the chair of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair of the meeting with the consent of the meeting.

8.11 Persons Entitled to be Present – The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

8.12 Quorum – The holders of a majority of the shares entitled to vote at a meeting of shareholders, whether present in person or represented by proxy, shall constitute a quorum. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business. At such adjourned meeting the holders of shares carrying voting rights who are present or represented shall constitute a quorum thereat and may transact the business for which the meeting was originally called notwithstanding that such quorum is not present throughout the meeting.

8.13 Right to Vote – A shareholder whose name appears on a list of shareholders prepared

(a) if a record date for voting has been fixed, not later than ten days after the record date; or

(b) if a record date for voting is not fixed, no later than ten days after the record date for notice of meeting is fixed or no later than the record date established where no record date for notice of meeting is fixed or no notice is given, as the case may be,

is entitled to vote the shares shown opposite their name at the meeting to which the list relates.

8.14 **Proxies** – A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. A proxy shall be executed by the shareholder or by the shareholder's attorney authorized in writing. A proxy may be deposited with the Corporation in accordance with section 8.15 by telephone transmission of a facsimile of the proxy or by any other form of electronic or other communication facility if there is a record that the proxy has been sent.

8.15 **Time for Deposit of Proxies** – The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

8.16 **Joint Shareholders** – If two (2) or more persons hold a share or shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the share or shares; but if two (2) or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

8.17 **Votes to Govern** – At any meeting of shareholders every question shall, unless otherwise required by the Articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

8.18 **Show of Hands** – Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is demanded, an entry in the minutes of a meeting to the effect that the chairperson of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

8.19 **Electronic Voting** – Despite section 8.18, any vote referred to in section 8.18 may be held in accordance with the regulations, if any, entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility.

8.20 **Voting While Participating Electronically** – Any person participating in a meeting under sections 8.4 or 8.5 and entitled to vote at that meeting, may vote, in accordance with the regulations, if any, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

8.21 **Ballots** – On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chair of the meeting shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.22 **Adjournments** – If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

## ARTICLE 9

## DIVIDENDS AND RIGHTS

9.1 Dividends – Subject to the Act, the Articles and any Unanimous Shareholders Agreement, the Board may from time to time declare and the Corporation may pay dividends to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation or, subject to the Act, may be paid in money or property.

9.2 Dividend Cheques – A dividend payable in money shall be paid by cheque drawn on the Corporation's bank to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such holder's recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3 Non-receipt of Cheques – In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

9.4 Record Date for Dividends and Rights – The Board may, within the prescribed period under the Act, fix in advance a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividends or the record date for the purposes of determining persons entitled to the right to acquire securities. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is out in the securities register at the close of business on the day the directors fix the record date, notice of the record date must be given within the prescribed period. Where no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or right to acquire securities shall be at the close of business on the day on which the resolution relating to such dividend or right to acquire is passed by the Board.

9.5 Unclaimed Dividends – Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

## ARTICLE 10

## NOTICE

10.1 Method of Giving Notice – Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Articles, the by-laws or otherwise to a shareholder or director of the Corporation may be sent by prepaid mail addressed to, or may be personally delivered to,

(a) a shareholder at the shareholder's latest address as shown in the records of the Corporation or its transfer agent; and

(b) a director at his or her latest address as shown in the records of the Corporation or in the last notice of directors or notice of change of directors filed under the Act.

A notice or document sent in accordance with this section 10.1 to a shareholder or director of the Corporation shall be deemed to have been received by such person at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or document at that time or at all.

10.2 **Notice to Joint Shareholders** – If two (2) or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

10.3 **Computation of Time** – In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

10.4 **Undelivered Notices** – If the Corporation sends a notice or document to a shareholder in accordance with section 10.1 and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

10.5 **Omissions and Errors** – The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

10.6 **Persons Entitled by Death or Operation of Law** – Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives his or her title to such share prior to his or her name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Act.

10.7 **Waiver of Notice** – Any shareholder (or such shareholder's duly appointed proxyholder), director, officer, auditor or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under any provisions of the Act, the Articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the Board which may be given in any manner.

**ENACTED** the day of , 2002.

President

Secretary

## SCHEDULE "C"
## Section 207 of the *Company Act* (British Columbia)

### Dissent Procedure

s. 207 (1) If,

i) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

ii) the resolution referred to in paragraph (a) is passed, and

iii) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting member under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

b) the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

c) join in the application any other dissenting member who has complied with subsection (3), and

d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

b) may not withdraw the requirement to purchase the shares, unless the company consents, and

c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

[R.S.B.C. 1996, c. 62, s. 207; formerly R.S.B.C. 1979, c. 59, s. 231]

QUEBECOR MERRILL
C A N A D A I N C
Printed in Canada
on recycled paper

ANNUAL RETURN CARD FORM
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED
SHAREHOLDERS OF BEMA GOLD CORPORATION (the "Company")
**CUSIP NO. 08135F 107**

National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to COMPUTERSHARE TRUST COMPANY OF CANADA, Suite 401, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

Name of Registered/ Non-Registered Shareholder: ______________________________ (please print)

Address: (Including Postal Code) ______________________________

______________________________

**Signature:** ______________________________

**Date:** ______________________________

****************************************

**I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED**
(please circle one)
**SHAREHOLDER OF BEMA GOLD CORPORATION**

****************************************

**BEMA GOLD CORPORATION**

**INSTRUMENT OF PROXY**

**THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT**

The Undersigned, a registered shareholder of **BEMA GOLD CORPORATION** (the "Company") hereby appoints **CLIVE T. JOHNSON**, or failing him, **ROGER RICHER** or instead of either of the foregoing, ______________________________, or failing him, ______________________________, (hereinafter called the "nominee") as proxy of the undersigned, with full power of substitution, to attend, act and vote in respect of all shares registered in the name of the undersigned, at the Annual General Meeting of the members of the Company to be held in Vancouver, British Columbia, on **Friday, the 28th day of June, 2002 at 2:00 in the afternoon (local time),** and at any and all adjournments thereof. Without limiting the general powers hereby conferred, the said proxy is directed in respect of the following matters to give effect to the following choices, as indicated by check marks or x's:

1. To elect each of the following persons as a director of the Company for the ensuing year:

| | | |
|---|---|---|
| Thomas I. A. Allen | Vote For __________ | Withhold Vote __________ |
| Cole McFarland | Vote For __________ | Withhold Vote __________ |
| Barry D. Rayment | Vote For __________ | Withhold Vote __________ |

2. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors for the Company for the ensuing year at a remuneration to be determined by the directors:

   Vote For __________ or Withhold Vote __________

3. To approve the amendment to the Company's Incentive Stock Option Plan as adopted by shareholders on May 24, 1995 and amended on September 10, 1997 and June 9, 1999 (the "Plan") to increase the maximum number of shares reserved for stock options under the Plan by 4,800,000, from 15,000,000 to 19,800,000 shares, as more particularly set out in the Information Circular dated May 17, 2002:

   Vote For __________ or Vote Against ___________

4. To approve a special resolution in connection with the continuation of the Company from the *Company Act* (British Columbia) to the *Canadian Business Corporations Act* and the adoption of new Articicles and By-Laws of the Company in compliance with the C*anadian Business Corporations Act:*

   Vote For __________ or Vote Against ___________

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, (IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS), and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Company's Annual Report containing the Directors' Report to Members and the Company's audited consolidated financial statements for the fiscal period ended December 31, 2001, the Notice of Annual General Meeting of Members, the accompanying Information Circular dated as May 17, 2002 and the Notes hereto, and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

(A) THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING, EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

(B) A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, SUITE 401, 510 BURRARD STREET, VANCOUVER, B.C., V6C 3B9, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.

(C) REFERENCE IS SPECIFICIALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

(D) IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).

DATED this ________ day of ______________, 2002.

______________________________
Signature of Member

______________________________
Name of Member
(please print)

______________________________
Address of Member

______________________________
City/Province

______________________________
Number of Shares Held

BEMA GOLD CORPORATION

# BEMA GOLD CORPORATION
## MANAGEMENT'S DISCUSSION AND ANALYSIS
## For the quarters ended March 31, 2002 and 2001

(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

The following discussion of the operating results and financial position of Bema Gold Corporation ("the Company" or "Bema") should be read in conjunction with the unaudited consolidated financial statements and notes.

### First Quarter 2002 Operating Results

The Company reported a net loss of $1.5 million (one cent per share) on revenue of $9.1 million for the first quarter of 2002 compared to a loss of $2.9 million (two cents per share) on revenue of $7.8 million for the first quarter of 2001.

| | First Quarter | |
|---|---|---|
| | 2002 | 2001 |
| Gold revenue | $ 9,073 | $ 7,827 |
| Operating costs | $ 4,564 | $ 6,276 |
| Net loss | $ 1,466 | $ 2,910 |
| Net loss per common share | $ 0.01 | $ 0.02 |
| Cash flow from operations | $ 595 | $ 1,900 |

The increase in gold revenue in the first quarter of 2002 from 2001 was due mainly to the increase in gold production as the Company's Julietta Mine completed its first full quarter of production. In the first quarter 2002, the Julietta Mine produced 22,717 ounces of gold at an operating cash cost of $130 per ounce and total cash cost per ounce of $173 per ounce. Operating costs are expected to decrease as the mine reaches full-scale production. During the winter start-up, the mine experienced some "ramp up" problems that caused a shortfall in projected production levels. Although the mill has achieved budgeted throughput levels during some weeks of operation, it has yet to maintain these levels over a prolonged period of time. Processing problems were primarily related to winter conditions, logistical supply issues and training of mill personnel. The Company has identified minor mill modifications, currently underway, which will allow the mill to consistently process 400 tonnes per day, yielding approximately 10,000 ounces per month and achieve optimal gold recoveries by mid-2002. In the first four years, the Julietta Mine is projected to produce an average of 100,000 ounces of gold and 1.7 million ounces of silver per year at an estimated total cash cost, net of silver credits, of $100 per ounce.

1138 MELVILLE STREET, 18TH FLOOR, VANCOUVER, BRITISH COLUMBIA, CANADA V6E 4S3
TEL: (604) 681-8371 TOLL FREE: 1-800-316-8855 FAX: (604) 681-6209

The Company's share of the Refugio Mine's production in the first quarter of 2002 was 6,564 ounces produced at an operating cost per ounce of $116 and a total cash cost per ounce of $123 compared to 25,760 ounces produced at an operating cost per ounce of $230 and total cash cost per ounce of $236 in the same quarter one year earlier. The lower production at the Refugio Mine was the result of the cessation of mining activities and commencement of residual leaching effective June 1, 2001.

Depreciation expense increased from $2 million in the first quarter of 2001 to $2.9 million in 2002 as a result of a 14% increase in production and an increase in the depreciation cost per ounce from $80 in 2001 to $99 in 2002. The latter increase was due to the higher depreciation cost per ounce at the Julietta mine compared to Refugio.

| | First Quarter | |
|---|---|---|
| | 2002 | 2001 |
| **Julietta Mine (100%)** | | |
| Gold production (ounces) | 22,717 | - |
| Operating cash cost ($/oz) | 130 | - |
| Total cash cost ($/oz) | 173 | - |
| Total production cost ($/oz) | 278 | - |
| Gold sales (ounces) | 22,335 | - |
| Average price received ($/oz) | 309 | - |
| **Refugio Mine (50%)** | | |
| Gold production (ounces) | 6,564 | 25,760 |
| Operating cash cost ($/oz) | 116 | 230 |
| Total cash cost ($/oz) | 123 | 236 |
| Total production cost ($/oz) | 208 | 320 |
| Gold sales (ounces) | 7,568 | 26,168 |
| Average price received ($/oz) | 287 | 299 |
| **Bema Consolidated** | | |
| Gold production (ounces) | 29,281 | 25,760 |
| Operating cash cost ($/oz) | 127 | 230 |
| Total cash cost ($/oz) | 162 | 236 |
| Total production cost ($/oz) | 262 | 320 |
| Gold sales (ounces) | 29,903 | 26,168 |
| Average price received ($/oz) | 303 | 299 |
| Average spot price ($/oz) | 290 | 264 |

**Interest on long-term debt**

Interest expense in the first quarter of 2002 was $1.2 million compared to $329,000 one year earlier; the increase was due to $894,000 of interest expense on the Julietta project loans. Prior to the start of commercial production, being December 1, 2001, Julietta project loan interest expense was capitalized to mine development costs. In the first quarter of 2001, interest expense totalling $637,000 on the Julietta project loans was capitalized.

**Amortization of financing costs**

Amortization of deferred financing costs totalled $1 million in the first quarter of 2002, of which $427,000 related to the Julietta project loans and $566,000 related to the Refugio loan. The amortization of deferred financing costs of $645,000 in 2001 relates entirely to the Refugio loan as $409,000 of amortization expense on the Julietta project loans was capitalized to mine development costs during the construction phase of the Julietta mine.

## LIQUIDITY AND CAPITAL RESOURCES

The Company ended the quarter with $2.7 million in cash and cash equivalents compared to $4.1 million as at December 31, 2001, the reduction in cash was due mainly to a decrease in accounts payable and an increase in inventory levels at the end of the current quarter.

**Operating activities**

Cash flow from operating activities after working capital changes were $595,000 and $1.9 million for the first quarter ending March 31, 2002 and 2001, respectively. The decrease in cash from operating activities in the first quarter of 2002 was due mainly to the payment of Julietta construction payables totalling $2.4 million accrued at the 2001 year-end, to the intentional buildup in supplies inventory at the Julietta mine in order to alleviate the logistical problems that occur during ramp up of the mill to budgeted capacity and to a higher than normal gold inventory at the month-end as a result of a delay in dore smelting at Julietta.

**Financing activities**

During the quarter ended March 31, 2002, the Company received proceeds of $941,000 from a flow-through private placement (2.3 million flow-through common shares issued) and $620,000 from the exercise of warrants and stock options. Also during the quarter, the Company repaid $500,000 of the Refugio loan. During the same quarter in 2001, the Company drew-down $3.6 million of the Julietta project loans to fund the Julietta mine construction. Also in 2001, the Company issued 6.9 million common shares in payment of the remaining principal, including extension fees, of the Bridge loan facility and to pay legal and transaction fees incurred with respect to the Julietta project loan financing. The shares issued in the first quarter of 2001 did not result in any additional cash to the Company.

**Investing activities**

During the quarter, the Company paid $2.4 million of Julietta Mine construction payables for work completed and costs accrued in 2001. In the first quarter of 2001, the Company expended $4.3 million on construction of the mine at the Julietta property, which consisted of the installation, and testing of the communication system, installation of mill equipment and continued mine underground development advancement.

On February 26, 2001, the Company finalized the sale of its 45% interest in El Callao and debt owed to the Company by El Callao. With respect to this sale, in March 2001, the Company received $1 million in cash and 1.5 million Crystallex shares valued at $1.3 million on the date of issuance.

**Gold forward and option contracts**

The Company's hedging program consists of the following gold contracts that have been allocated to the Julietta Mine.

| | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|
| Forward contracts (ounces) | 45,000 | 57,500 | 51,000 | 28,500 |
| Average price per ounce | $ 312 | $ 312 | 312 | $ 327 |
| Put options purchased (ounces) | 14,000 | 12,500 | 2,500 | – |
| Average price per ounce | $ 280 | $ 280 | 280 | $ – |

The Company was required by the lenders of the Julietta project loan facility to enter into gold hedge contracts for a three and one-half year period in order to cover the value of the mine's future operating and debt service costs. No further hedge contracts have been entered into since 2000.

# BEMA GOLD CORPORATION
# CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

| | As at March 31 2002 (unaudited) | As at December 31 2001 (audited) |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and cash equivalents | $ 2,744 | $ 4,133 |
| Accounts receivable | 3,251 | 2,529 |
| Marketable securities | 2,562 | 2,352 |
| Inventories | 8,354 | 6,405 |
| Other | 433 | 147 |
| | 17,344 | 15,566 |
| Investments | 2,508 | 2,525 |
| Property, plant and equipment | 146,885 | 149,160 |
| Other assets | 14,346 | 15,341 |
| | $ 181,083 | $ 182,592 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable | $ 4,097 | $ 5,426 |
| Current portion of long-term debt | 14,668 | 9,584 |
| | 18,765 | 15,010 |
| Deferred revenue | 100 | 103 |
| Long-term debt | 28,507 | 33,910 |
| Other liabilities | 4,010 | 3,937 |
| | 51,382 | 52,960 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock | 266,615 | 265,080 |
| Convertible debt, net of costs | 13,844 | 13,697 |
| Deficit | (150,758) | (149,145) |
| | 129,701 | 129,632 |
| | $ 181,083 | $ 182,592 |

Approved by the Directors

*"Clive T. Johnson"*
Clive T. Johnson

*"R. Stuart Angus"*
R. Stuart Angus

# BEMA GOLD CORPORATION
## CONSOLIDATED STATEMENTS OF OPERATIONS
### For the three months ended March 31
(Unaudited)

(in thousands of United States dollars, except shares and per share amounts)

| | 2002 | 2001 |
|---|---|---|
| GOLD REVENUE | $ 9,073 | $ 7,827 |
| EXPENSES (INCOME) | | |
| Operating costs | 4,564 | 6,276 |
| Depreciation and depletion | 2,892 | 2,046 |
| Other | 64 | 73 |
| | 7,520 | 8,395 |
| OPERATING EARNINGS (LOSS) | 1,553 | (568) |
| OTHER EXPENSES (INCOME) | | |
| General and administrative | 658 | 664 |
| Interest on long-term debt | 1,186 | 329 |
| Amortization of deferred financing costs | 993 | 645 |
| General exploration | 59 | 145 |
| Other | 327 | 206 |
| | 3,223 | 1,989 |
| LOSS BEFORE THE UNDERNOTED ITEMS | 1,670 | 2,557 |
| Equity in losses of associated companies | 17 | 50 |
| Investment (gains) losses | (221) | 303 |
| NET LOSS FOR THE PERIOD | $ 1,466 | $ 2,910 |
| NET LOSS PER COMMON SHARE - basic and diluted | $ 0.01 | $ 0.02 |
| Weighted average number of common shares outstanding (in thousands) | 186,182 | 162,966 |

**BEMA GOLD CORPORATION**
**CONSOLIDATED STATEMENTS OF DEFICIT**
**For the three months ended March 31**
(Unaudited)
(in thousands of United States dollars)

| | 2002 | 2001 |
|---|---|---|
| DEFICIT, BEGINNING OF PERIOD | $ 149,145 | $ 137,188 |
| LOSS FOR THE PERIOD | 1,466 | 2,910 |
| CHARGES RELATED TO CONVERTIBLE DEBT | 147 | 165 |
| DEFICIT, END OF PERIOD | $ 150,758 | $ 140,263 |

# BEMA GOLD CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### For the three months ended March 31
(Unaudited)

(in thousands of United States dollars)

| | 2002 | 2001 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Loss for the period | $ (1,466) | $ (2,910) |
| Non-cash charges (credits) | | |
| Depreciation and depletion | 2,892 | 2,046 |
| Amortization of deferred financing costs | 993 | 645 |
| Equity in losses of associated companies | 17 | 21 |
| Amortization of deferred revenue | (3) | (928) |
| Investment (gains) losses | (221) | 303 |
| Other | 291 | 230 |
| Change in non-cash working capital | (1,908) | 2,493 |
| | 595 | 1,900 |
| FINANCING ACTIVITIES | | |
| Common shares issued, net of issue costs | 1,467 | - |
| Julietta project loans | - | 3,600 |
| Refugio loan repayments | (500) | - |
| Deferred financing costs | - | (585) |
| Capital lease repayments | - | (224) |
| Other | - | (54) |
| | 967 | 2,737 |
| INVESTING ACTIVITIES | | |
| Refugio Mine | - | (12) |
| Julietta development and construction | (2,435) | (4,346) |
| Acquisition, exploration and development | (469) | (250) |
| Promissory notes issued by associated companies, net | (28) | (21) |
| Proceeds on sale of investments and marketable securities | 9 | - |
| Proceeds from the sale of notes receivable | - | 1,000 |
| Other | (6) | 71 |
| | (2,929) | (3,558) |
| *Effect of exchange rate changes on cash and cash equivalents* | (22) | (8) |
| **Increase (decrease) in cash and cash equivalents** | (1,389) | 1,071 |
| **Cash and cash equivalents, beginning of period** | 4,133 | 3,223 |
| **Cash and cash equivalents, end of period** | $ 2,744 | $ 4,294 |

**Supplemental cash flow information (note 2)**

# BEMA GOLD CORPORATION
# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
## For the three months ended March 31, 2002
(Unaudited)

**1) Basis of presentation**

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company. Effective January 1, 2002, the Company adopted the new standard for accounting for and disclosure of stock based compensation. The Company did not grant any stock options during the quarter ending March 31, 2002.

Certain of the prior period's comparative figures have been reclassified to conform to the presentation adopted for the current period.

***2) Supplemental disclosure of cash flow information***

| | March 31 2002 | March 31 2001 |
|---|---|---|
| **Non-cash investing and financing activities** | | |
| Non-cash consideration received on disposal of El Callao investment and debt | $ - | $ 8,509 |
| Julietta Mine construction payables | 2,435 | - |
| Common shares issued for other non-cash consideration | 68 | 199 |
| Common shares issued on conversion of Bridge loan facility | - | 738 |
| Convertible note issued to Endeavour Financial for Julietta financing and settlement thereof | - | 718 |
| Accrued interest capitalized to notes receivable from associates | 49 | 67 |
| **Interest paid** | 919 | 751 |

# BEMA GOLD CORPORATION
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
### For the three months ended March 31, 2002
### (Unaudited)

3) **Segmented loss information**

The Company has a 50% interest in the Refugio Mine, located in Chile, to which all operating revenues prior to December 1, 2001 are attributable and the Julietta Mine, located in Russia which commenced commercial production on December 1, 2001. Effective June 1, 2001, the Refugio Mine operations commenced residual leaching as the remaining activities were placed on care and maintenance due to persistent low spot gold prices.

| | March 31 2002 | March 31 2001 |
|---|---|---|
| GOLD | | |
| Refugio | $ 713 | $ 1,434 |
| Julietta | 36 | - |
| EXPLORATION AND DEVELOPMENT | 59 | 145 |
| UNALLOCATED CORPORATE | | |
| General and administrative | 658 | 664 |
| Notes receivable and investments | (204) | 50 |
| Other | 204 | 617 |
| NET LOSS FOR THE PERIOD | $ 1,466 | $ 2,910 |

4) **Subsequent events**

Subsequent to March 31, 2002, pursuant to a convertible loan agreement between the Company and Resource Capital Fund L.P. ("RCF") dated August 12, 1999, the Company issued 3,387,850 common shares to RCF at a deemed amount of Cdn.$1.07 per share upon the conversion of $2.5 million of an original $5 million principal amount convertible loan facility.

On March 22, 2002, the Company issued a Cdn.$4,790,544 convertible promissory note to Orocon Inc., the construction contractor for the Julietta Mine in Russia, to satisfy performance fees payable in connection with the completion of the Julietta Mine construction. On May 2, 2002, the Company issued 4,149,813 common shares to Orocon upon full conversion of the note.

On May 9, 2002, the Company announced that it had entered into an agreement for a bought deal financing with a syndicate of firms whereby Bema will issue 10,000,000 units at $1.50 per unit for gross proceeds of Cdn.$15 million. Each unit will consist of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn.$2.00 per share that expire 12 months from closing. The underwriters will have an option, until closing, to purchase up to an additional 6,666,667 units at the issue price.

BEMA GOLD CORPORATION

## News Release

**Bema Arranges CDN$3 Million Flow Through Private Placement/Plans to List on The London Stock Exchange**

July 11, 2002 FOR IMMEDIATE RELEASE

Bema Gold Corporation ("Bema") is pleased to announce that it has arranged a brokered flow-through private placement with Canaccord Capital Corporation, Haywood Securities Inc., Sprott Securities Inc. and Dundee Securities Corporation. Bema will issue 1,304,348 flow through shares at $2.30 for gross proceeds of CDN$ 3 million. Proceeds from this financing will be used for exploration at the high-grade Monument Bay gold property in northeastern Manitoba. For more information on the planned exploration program please refer to the news release dated July 9, 2002.

Bema is also pleased to announce that the Company is seeking admission to AIM on the London Stock Exchange. Canaccord Capital Corporation (Europe) has been appointed as the Nominated Advisor and broker for the flotation of the Company's shares on AIM. It is expected that the common shares of Bema will commence trading on the London Stock Exchange in the fourth quarter of 2002. The Company believes that the London listing will be of benefit to its many European shareholders and will enhance Bema's exposure to European institutions and financing opportunities.

**On behalf of BEMA GOLD CORPORATION**

"Clive T. Johnson"
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

*The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.*

*Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.*

BEMA GOLD CORPORATION

<u>News Release</u>

**Production Results from the Julietta Mine**
**New Veins Discovered at Julietta**
**High Grade Resource Identified at Monument Bay**

July 9, 2002 **FOR IMMEDIATE RELEASE**

Bema Gold Corporation ("Bema" or "The Company") is pleased to announce an update in the affairs of the Company. The Julietta Mine has recorded its most successful month of gold and silver production to date. Underground drilling at the mine has discovered two new high grade gold and silver veins and extended an existing vein. At the Monument Bay property in Manitoba exploration drilling has extended the Twin B zone and an initial inferred resource has been calculated.

**Julietta Mine, Russia**

Gold and silver production at the Julietta Mine continues to improve. During the month of June, Julietta produced 13,409 ounces of gold, 151,212 ounces of silver and processed an average of 430 tonnes of ore per day. The improved June production figures are a result of the mill modifications identified during the mine startup which were carried out in April and May. In the first four years of production, Julietta is projected to process an average of 400 tonnes of ore per day and produce an average of 100,000 ounces of gold and 1.7 million ounces of silver per year.

Since September 2001, 32 underground drill holes totaling 5155 metres have been completed at the Julietta Mine in far-east Russia. The drilling, which was targeted at further defining the V-1 vein reserve, has extended the V-2 vein and discovered two new veins, the V-1B hanging wall (HW) and the V-1B foot wall (FW). These new veins and the V-2 extension do not currently form part of the Julietta reserves or resources. A summary of the results are listed below:

| Hole # | Vein | From (m) | To (m) | Length (m) | Gold g/t | Silver g/t |
|---|---|---|---|---|---|---|
| UG-006 | V-2 | 56.30 | 62.60 | 6.30 | 25.74 | 68.85 |
| UG-007 | V-1B-FW | 30.60 | 33.60 | 3.00 | 11.71 | 43.51 |
| | V-2 | 65.50 | 67.80 | 2.30 | 8.01 | 55.43 |
| UG-011 | V-1B-HW | 14.20 | 15.10 | 0.90 | 15.08 | 30.92 |
| UG-012 | V1-B-HW | 9.70 | 11.90 | 2.20 | 12.51 | 70.55 |
| UG-013 | V1-B-HW | 17.80 | 21.50 | 3.70 | 20.40 | 79.78 |
| UG-014 | V1-B-HW | 16.00 | 17.40 | 1.40 | 28.29 | 60.61 |
| UG-015 | V-1B-FW | 22.80 | 24.80 | 2.00 | 36.71 | 54.80 |
| | V-2 | 54.90 | 55.40 | 0.50 | 19.30 | 35.50 |
| UG-016 | V-1B-FW | 22.60 | 24.80 | 2.20 | 72.20 | 52.60 |
| UG-017 | V-2 | 60.90 | 61.60 | 0.70 | 22.40 | 39.20 |
| UG-027 | V-1B | 37.80 | 38.70 | 0.90 | 15.50 | 248.10 |
| | V-1B | 39.30 | 40.50 | 1.20 | 13.10 | 74.30 |
| UG-028 | V-1B | 49.00 | 50.80 | 1.80 | 19.40 | 279.60 |
| UG-029 | V-1B | 54.00 | 56.20 | 2.20 | 21.20 | 12.41 |
| UG-030 | V-1B | 66.20 | 66.60 | 0.40 | 12.60 | 21.00 |
| UG-032 | V-1B-HW | 39.90 | 42.0 | 2.10 | 11.51 | 225.55 |
| | V-1B-FW | 33.80 | 36.1 | 2.30 | 22.50 | 57.46 |
| UG-033 | V-1B-HW | 33.80 | 36.60 | 2.80 | 13.41 | 51.63 |
| UG-35 | V-1B-HW | 33.80 | 35.40 | 1.60 | 12.59 | 219.16 |
| | V-1B-HW | 39.90 | 42.0 | 2.10 | 11.51 | 225.55 |

These results indicate high grade mineralization within the newly discovered V-1B HW and FW veins as well as the extension of V-2 vein. The V-2 extension and the two new veins are adjacent to the V-1 vein and are accessible from current underground workings. Underground drilling is continuing and a new resource estimate will be completed on these veins when drilling is further advanced. The mineralization remains open down-dip and along strike. All assaying for the underground drilling is being conducted at the Julietta Mine assay lab. Standards and duplicates are being inserted in the Mine lab.

In May 2002, Bema commenced a 9500 metre surface drill program at the Julietta Mine that will continue throughout the summer. The program will be used to test the V-1 vein at depth and convert some of the inferred resources from other veins to measured and indicated. In addition drilling will be carried out to further test the numerous resource veins that remain open along strike and to depth.

The newly discovered veins as well and the current reserve and resource veins are located on a 1 by 2 square kilometre section of the 225 square kilometre Julietta Mine license. Several high grade surface samples have been taken throughout the license and Bema has commenced a major trenching program to test these targets which are up to 6 kilometres from the mine facilities.

**Monument Bay, Manitoba**

Bema is pleased to announce that the winter drilling program on the Monument Bay property has succeeded in extending and further defining the high grade Twin B zone where the Company has outlined an initial inferred resource of 500,600 tonnes with an average grade of 18.3 grams per tonne containing approximately 300,000 ounces of gold.

A significant portion of the drill program was focused on defining the strike and plunge of the Twin B zone. The drill results indicate that the zone plunges 25 degrees to the east, much shallower that originally expected, and remains open to the east and for 100 metres to the west.

The resource was calculated using 50 meter radius polygons on an inclined two-dimension long-section with a cut off grade of 8 grams per tonne and a minimum width of 1 metre. High gold assays were cut to 90 g/t. The data was derived from Bema's recent drill program of 19 diamond drill holes totaling 5,540 metres along with previous drill results from Noranda Inc. and Wolfden Resources Inc. Samples of the results used in this resource calculation are as follows:

| Company | Hole # | From | To | Length/m | Au(g/t) | Zone |
|---|---|---|---|---|---|---|
| Bema | 02-69 | 98.75 | 101.10 | 2.35 | 31.03 | Twin B |
| Bema | 02-75 | 106.3 | 106.50 | 0.20 | 63.15 | Twin B |
| Bema | 02-82 | 87.5 | 88.05 | 0.55 | 14.94 | Twin B |
| Bema | 02-83 | 76 | 77.00 | 1.00 | 12.47 | Twin B |
| Bema | | 84.2 | 85.00 | 0.80 | 13.01 | Twin B |
| Bema | 02-84 | 70.6 | 71.10 | 0.50 | 20.8 | Twin B |
| Bema | 02-85 | 75.7 | 76.70 | 1.00 | 9.44 | Twin B |
| Wolfden | TL-0001 | 114.9 | 119.10 | 4.20 | 29.97 | Twin B |
| Wolfden | TL-0004 | 157.15 | 158.95 | 1.80 | 36.84 | Twin B |
| Wolfden | TL-0005 | 228.5 | 231.55 | 3.05 | 13.92 | Twin B |
| Wolfden | TL-0006 | 159 | 162.20 | 3.20 | 13.68 | Twin B |
| Noranda | 89-09 | 203.8 | 206.30 | 2.50 | 20.79 | Twin B |
| Noranda | 89-11 | 204.5 | 206.60 | 2.10 | 24.16 | Twin B |
| Noranda | 89-12 | 218.8 | 219.80 | 1.00 | 18.2 | Twin B |
| Noranda | 90-16 | 325.2 | 326.20 | 1.00 | 51.1 | Twin B |

Based on these results, drilling is scheduled to recommence on the Twin B zone in the third or fourth quarter of 2002 with a goal of further increasing the current resource.

Historical drilling has also outlined two additional high grade zones, Seeber River A and B, which Bema plans to drill in the next phase of drilling. A second ore shoot, located on the Seeber B zone, may extend east to 200 meters below the Twin B zone.

In addition, Bema is commencing a multi-staged exploration/drill program in early July which will include mapping and geochem sampling throughout the entire property. The objective of the program is to locate other targets on the 25 km shear zone that can be drilled in the late summer or fall 2002. Bema believes there is excellent potential to locate additional high-grade zones along the 25 km of strike length on the Monument Bay property.

Bema has an option agreement with Wolfden to earn up to 70% of the Monument Bay property located approximately 350 miles northeast of Winnipeg, Manitoba.

Resource estimates were prepared by Bema in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Tom Garagan, P Geo. VP Exploration for Bema Gold Corporation.

**On behalf of BEMA GOLD CORPORATION**

**"Clive T. Johnson"**
Chairman, C.E.O., & President

For more information on Bema Gold, the remaining drill results, collar coordinates, azimuth and the QAQC program please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855.

*Inferred resources are not reserves; they do not have demonstrated economic viability. Inferred resources do not address mining techniques, mining dilution and losses and metallurgic recoveries. There is no certainty that these inferred resources will be converted into measured or indicated resources through additional drilling or into mineral reserves once economic parameters are applied.*

# BEMA GOLD CORPORATION

## BEMA GOLD CORPORATION
## MANAGEMENT'S DISCUSSION AND ANALYSIS
### For the quarters ended March 31, 2002 and 2001
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

The following discussion of the operating results and financial position of Bema Gold Corporation ("the Company" or "Bema") should be read in conjunction with the unaudited consolidated financial statements and notes.

**First Quarter 2002 Operating Results**
The Company reported a net loss of $1.5 million (one cent per share) on revenue of $9.1 million for the first quarter of 2002 compared to a loss of $2.9 million (two cents per share) on revenue of $7.8 million for the first quarter of 2001.

| | First Quarter | |
|---|---|---|
| | 2002 | 2001 |
| Gold revenue | $ 9,073 | $ 7,827 |
| Operating costs | $ 4,564 | $ 6,276 |
| Net loss | $ 1,466 | $ 2,910 |
| Net loss per common share | $ 0.01 | $ 0.02 |
| Cash flow from operations | $ 595 | $ 1,900 |

The increase in gold revenue in the first quarter of 2002 from 2001 was due mainly to the increase in gold production as the Company's Julietta Mine completed its first full quarter of production. In the first quarter 2002, the Julietta Mine produced 22,717 ounces of gold at an operating cash cost of $130 per ounce and total cash cost per ounce of $173 per ounce. Operating costs are expected to decrease as the mine reaches full-scale production. During the winter start-up, the mine experienced some "ramp up" problems that caused a shortfall in projected production levels. Although the mill has achieved budgeted throughput levels during some weeks of operation, it has yet to maintain these levels over a prolonged period of time. Processing problems were primarily related to winter conditions, logistical supply issues and training of mill personnel. The Company has identified minor mill modifications, currently underway, which will allow the mill to consistently process 400 tonnes per day, yielding approximately 10,000 ounces per month and achieve optimal gold recoveries by mid-2002. In the first four years, the Julietta Mine is projected to produce an average of 100,000 ounces of gold and 1.7 million ounces of silver per year at an estimated total cash cost, net of silver credits, of $100 per ounce.

1138 MELVILLE STREET, 18TH FLOOR, VANCOUVER, BRITISH COLUMBIA, CANADA V6E 4S3
TEL: (604) 681-8371 TOLL FREE: 1-800-316-8855 FAX: (604) 681-6209

The Company's share of the Refugio Mine's production in the first quarter of 2002 was 6,564 ounces produced at an operating cost per ounce of $116 and a total cash cost per ounce of $123 compared to 25,760 ounces produced at an operating cost per ounce of $230 and total cash cost per ounce of $236 in the same quarter one year earlier. The lower production at the Refugio Mine was the result of the cessation of mining activities and commencement of residual leaching effective June 1, 2001.

Depreciation expense increased from $2 million in the first quarter of 2001 to $2.9 million in 2002 as a result of a 14% increase in production and an increase in the depreciation cost per ounce from $80 in 2001 to $99 in 2002. The latter increase was due to the higher depreciation cost per ounce at the Julietta mine compared to Refugio.

| | First Quarter | |
|---|---|---|
| | 2002 | 2001 |
| **Julietta Mine (100%)** | | |
| Gold production (ounces) | 22,717 | - |
| Operating cash cost ($/oz) | 130 | - |
| Total cash cost ($/oz) | 173 | - |
| Total production cost ($/oz) | 278 | - |
| Gold sales (ounces) | 22,335 | - |
| Average price received ($/oz) | 309 | - |
| **Refugio Mine (50%)** | | |
| Gold production (ounces) | 6,564 | 25,760 |
| Operating cash cost ($/oz) | 116 | 230 |
| Total cash cost ($/oz) | 123 | 236 |
| Total production cost ($/oz) | 208 | 320 |
| Gold sales (ounces) | 7,568 | 26,168 |
| Average price received ($/oz) | 287 | 299 |
| **Bema Consolidated** | | |
| Gold production (ounces) | 29,281 | 25,760 |
| Operating cash cost ($/oz) | 127 | 230 |
| Total cash cost ($/oz) | 162 | 236 |
| Total production cost ($/oz) | 262 | 320 |
| Gold sales (ounces) | 29,903 | 26,168 |
| Average price received ($/oz) | 303 | 299 |
| Average spot price ($/oz) | 290 | 264 |

**Interest on long-term debt**

Interest expense in the first quarter of 2002 was $1.2 million compared to $329,000 one year earlier; the increase was due to $894,000 of interest expense on the Julietta project loans. Prior to the start of commercial production, being December 1, 2001, Julietta project loan interest expense was capitalized to mine development costs. In the first quarter of 2001, interest expense totalling $637,000 on the Julietta project loans was capitalized.

**Amortization of financing costs**

Amortization of deferred financing costs totalled $1 million in the first quarter of 2002, of which $427,000 related to the Julietta project loans and $566,000 related to the Refugio loan. The amortization of deferred financing costs of $645,000 in 2001 relates entirely to the Refugio loan as $409,000 of amortization expense on the Julietta project loans was capitalized to mine development costs during the construction phase of the Julietta mine.

## LIQUIDITY AND CAPITAL RESOURCES

The Company ended the quarter with $2.7 million in cash and cash equivalents compared to $4.1 million as at December 31, 2001, the reduction in cash was due mainly to a decrease in accounts payable and an increase in inventory levels at the end of the current quarter.

**Operating activities**

Cash flow from operating activities after working capital changes were $595,000 and $1.9 million for the first quarter ending March 31, 2002 and 2001, respectively. The decrease in cash from operating activities in the first quarter of 2002 was due mainly to the payment of Julietta construction payables totalling $2.4 million accrued at the 2001 year-end, to the intentional buildup in supplies inventory at the Julietta mine in order to alleviate the logistical problems that occur during ramp up of the mill to budgeted capacity and to a higher than normal gold inventory at the month-end as a result of a delay in dore smelting at Julietta.

**Financing activities**

During the quarter ended March 31, 2002, the Company received proceeds of $941,000 from a flow-through private placement (2.3 million flow-through common shares issued) and $620,000 from the exercise of warrants and stock options. Also during the quarter, the Company repaid $500,000 of the Refugio loan. During the same quarter in 2001, the Company drew-down $3.6 million of the Julietta project loans to fund the Julietta mine construction. Also in 2001, the Company issued 6.9 million common shares in payment of the remaining principal, including extension fees, of the Bridge loan facility and to pay legal and transaction fees incurred with respect to the Julietta project loan financing. The shares issued in the first quarter of 2001 did not result in any additional cash to the Company.

**Investing activities**

During the quarter, the Company paid $2.4 million of Julietta Mine construction payables for work completed and costs accrued in 2001. In the first quarter of 2001, the Company expended $4.3 million on construction of the mine at the Julietta property, which consisted of the installation, and testing of the communication system, installation of mill equipment and continued mine underground development advancement.

On February 26, 2001, the Company finalized the sale of its 45% interest in El Callao and debt owed to the Company by El Callao. With respect to this sale, in March 2001, the Company received $1 million in cash and 1.5 million Crystallex shares valued at $1.3 million on the date of issuance.

**Gold forward and option contracts**

The Company's hedging program consists of the following gold contracts that have been allocated to the Julietta Mine.

| | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|
| Forward contracts (ounces) | 45,000 | 57,500 | 51,000 | 28,500 |
| Average price per ounce | $ 312 | $ 312 | 312 | $ 327 |
| Put options purchased (ounces) | 14,000 | 12,500 | 2,500 | – |
| Average price per ounce | $ 280 | $ 280 | 280 | $ – |

The Company was required by the lenders of the Julietta project loan facility to enter into gold hedge contracts for a three and one-half year period in order to cover the value of the mine's future operating and debt service costs. No further hedge contracts have been entered into since 2000.

# BEMA GOLD CORPORATION
# CONSOLIDATED BALANCE SHEETS

(in thousands of United States dollars)

| | As at March 31 2002 (unaudited) | As at December 31 2001 (audited) |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and cash equivalents | $ 2,744 | $ 4,133 |
| Accounts receivable | 3,251 | 2,529 |
| Marketable securities | 2,562 | 2,352 |
| Inventories | 8,354 | 6,405 |
| Other | 433 | 147 |
| | 17,344 | 15,566 |
| Investments | 2,508 | 2,525 |
| Property, plant and equipment | 146,885 | 149,160 |
| Other assets | 14,346 | 15,341 |
| | $ 181,083 | $ 182,592 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable | $ 4,097 | $ 5,426 |
| Current portion of long-term debt | 14,668 | 9,584 |
| | 18,765 | 15,010 |
| Deferred revenue | 100 | 103 |
| Long-term debt | 28,507 | 33,910 |
| Other liabilities | 4,010 | 3,937 |
| | 51,382 | 52,960 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock | 266,615 | 265,080 |
| Convertible debt, net of costs | 13,844 | 13,697 |
| Deficit | (150,758) | (149,145) |
| | 129,701 | 129,632 |
| | $ 181,083 | $ 182,592 |

Approved by the Directors

| | |
|---|---|
| *"Clive T. Johnson"* | *"R. Stuart Angus"* |
| Clive T. Johnson | R. Stuart Angus |

# BEMA GOLD CORPORATION
## CONSOLIDATED STATEMENTS OF OPERATIONS
### For the three months ended March 31
(Unaudited)

(in thousands of United States dollars, except shares and per share amounts)

| | 2002 | 2001 |
|---|---|---|
| **GOLD REVENUE** | $ 9,073 | $ 7,827 |
| **EXPENSES (INCOME)** | | |
| Operating costs | 4,564 | 6,276 |
| Depreciation and depletion | 2,892 | 2,046 |
| Other | 64 | 73 |
| | 7,520 | 8,395 |
| **OPERATING EARNINGS (LOSS)** | 1,553 | (568) |
| **OTHER EXPENSES (INCOME)** | | |
| General and administrative | 658 | 664 |
| Interest on long-term debt | 1,186 | 329 |
| Amortization of deferred financing costs | 993 | 645 |
| General exploration | 59 | 145 |
| Other | 327 | 206 |
| | 3,223 | 1,989 |
| **LOSS BEFORE THE UNDERNOTED ITEMS** | 1,670 | 2,557 |
| Equity in losses of associated companies | 17 | 50 |
| Investment (gains) losses | (221) | 303 |
| **NET LOSS FOR THE PERIOD** | $ 1,466 | $ 2,910 |
| **NET LOSS PER COMMON SHARE - basic and diluted** | $ 0.01 | $ 0.02 |
| Weighted average number of common shares outstanding (in thousands) | 186,182 | 162,966 |

**BEMA GOLD CORPORATION**
**CONSOLIDATED STATEMENTS OF DEFICIT**
**For the three months ended March 31**
(Unaudited)
(in thousands of United States dollars)

| | 2002 | 2001 |
|---|---|---|
| **DEFICIT, BEGINNING OF PERIOD** | **$ 149,145** | $ 137,188 |
| **LOSS FOR THE PERIOD** | **1,466** | 2,910 |
| **CHARGES RELATED TO CONVERTIBLE DEBT** | **147** | 165 |
| **DEFICIT, END OF PERIOD** | **$ 150,758** | $ 140,263 |

**BEMA GOLD CORPORATION**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**For the three months ended March 31**
(Unaudited)
(in thousands of United States dollars)

| | 2002 | 2001 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Loss for the period | $ (1,466) | $ (2,910) |
| Non-cash charges (credits) | | |
| Depreciation and depletion | 2,892 | 2,046 |
| Amortization of deferred financing costs | 993 | 645 |
| Equity in losses of associated companies | 17 | 21 |
| Amortization of deferred revenue | (3) | (928) |
| Investment (gains) losses | (221) | 303 |
| Other | 291 | 230 |
| Change in non-cash working capital | (1,908) | 2,493 |
| | 595 | 1,900 |
| FINANCING ACTIVITIES | | |
| Common shares issued, net of issue costs | 1,467 | - |
| Julietta project loans | - | 3,600 |
| Refugio loan repayments | (500) | - |
| Deferred financing costs | - | (585) |
| Capital lease repayments | - | (224) |
| Other | - | (54) |
| | 967 | 2,737 |
| INVESTING ACTIVITIES | | |
| Refugio Mine | - | (12) |
| Julietta development and construction | (2,435) | (4,346) |
| Acquisition, exploration and development | (469) | (250) |
| Promissory notes issued by associated companies, net | (28) | (21) |
| Proceeds on sale of investments and marketable securities | 9 | - |
| Proceeds from the sale of notes receivable | - | 1,000 |
| Other | (6) | 71 |
| | (2,929) | (3,558) |
| **Effect of exchange rate changes on cash and cash equivalents** | (22) | (8) |
| **Increase (decrease) in cash and cash equivalents** | (1,389) | 1,071 |
| **Cash and cash equivalents, beginning of period** | 4,133 | 3,223 |
| **Cash and cash equivalents, end of period** | $ 2,744 | $ 4,294 |

**Supplemental cash flow information (note 2)**

**BEMA GOLD CORPORATION**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**For the three months ended March 31, 2002**
(Unaudited)

1) **Basis of presentation**
These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company. Effective January 1, 2002, the Company adopted the new standard for accounting for and disclosure of stock based compensation. The Company did not grant any stock options during the quarter ending March 31, 2002.

Certain of the prior period's comparative figures have been reclassified to conform to the presentation adopted for the current period.

2) ***Supplemental disclosure of cash flow information***

| | March 31 | |
|---|---|---|
| | **2002** | 2001 |
| **Non-cash investing and financing activities** | | |
| Non-cash consideration received on disposal of El Callao investment and debt | $ - | $ 8,509 |
| Julietta Mine construction payables | **2,435** | - |
| Common shares issued for other non-cash consideration | **68** | 199 |
| Common shares issued on conversion of Bridge loan facility | - | 738 |
| Convertible note issued to Endeavour Financial for Julietta financing and settlement thereof | - | 718 |
| Accrued interest capitalized to notes receivable from associates | **49** | 67 |
| **Interest paid** | **919** | 751 |

**BEMA GOLD CORPORATION**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**For the three months ended March 31, 2002**
(Unaudited)

3) ***Segmented loss information***

The Company has a 50% interest in the Refugio Mine, located in Chile, to which all operating revenues prior to December 1, 2001 are attributable and the Julietta Mine, located in Russia which commenced commercial production on December 1, 2001. Effective June 1, 2001, the Refugio Mine operations commenced residual leaching as the remaining activities were placed on care and maintenance due to persistent low spot gold prices.

| | March 31 2002 | | March 31 2001 | |
|---|---|---|---|---|
| **GOLD** | | | | |
| Refugio | $ | **713** | $ | 1,434 |
| Julietta | | **36** | | - |
| **EXPLORATION AND DEVELOPMENT** | | **59** | | 145 |
| **UNALLOCATED CORPORATE** | | | | |
| General and administrative | | **658** | | 664 |
| Notes receivable and investments | | **(204)** | | 50 |
| Other | | **204** | | 617 |
| **NET LOSS FOR THE PERIOD** | $ | **1,466** | $ | 2,910 |

4) **Subsequent events**

Subsequent to March 31, 2002, pursuant to a convertible loan agreement between the Company and Resource Capital Fund L.P. ("RCF") dated August 12, 1999, the Company issued 3,387,850 common shares to RCF at a deemed amount of Cdn.$1.07 per share upon the conversion of $2.5 million of an original $5 million principal amount convertible loan facility.

On March 22, 2002, the Company issued a Cdn.$4,790,544 convertible promissory note to Orocon Inc., the construction contractor for the Julietta Mine in Russia, to satisfy performance fees payable in connection with the completion of the Julietta Mine construction. On May 2, 2002, the Company issued 4,149,813 common shares to Orocon upon full conversion of the note.

On May 9, 2002, the Company announced that it had entered into an agreement for a bought deal financing with a syndicate of firms whereby Bema will issue 10,000,000 units at $1.50 per unit for gross proceeds of Cdn.$15 million. Each unit will consist of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn.$2.00 per share that expire 12 months from closing. The underwriters will have an option, until closing, to purchase up to an additional 6,666,667 units at the issue price.